FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	Information Distributed to Security Holders

The registrant, KOMATSU LTD., distributed to its security holders the following document, which is attached hereto and constitutes a part hereof: Annual Report for the year ended March 31, 2006. (this report contains the financial statements which are prepared in accordance with accounting principles generally accepted in the United States.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 10, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

CAUTIONARY STATEMENT

This Annual Report contains forward-looking statements that reflect management’s views and assumptions in the light of information currently available with respect to certain future events, including expected financial position, operating results and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects,” “plans,” “expects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured. Any forward-looking statements speak only as of the date of this Annual Report, and Komatsu assumes no duty to update such statements.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated costs or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new information technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; the impact of regulatory changes and accounting principles and practices; and the introduction, success and timing of business initiatives and strategies.

Bringing the forefront benefits of IT to mining sites

Many mines operate around the clock.
Our top priority is to minimize machine downtime for maximum productivity.
To this end, we deliver IT benefits, as we support our customers around the world.

Autonomous haulage system

Downloading data from the controller of the Vehicle Health Monitoring System (VHMS), mounted on the equipment

IT Applications to Equipment and Services
Supporting customers' work
Enhancing added value of the equipment
IT platform infrastructure
Improving Komatsu's product support capabilities

Analyzing VHMS data on a notebook PC in his office

The DISPATCH mine management system developed by Modular Mining Systems, Inc., a wholly owned subsidiary in the U.S.

Financial Highlights

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

	Millions of yen (except per share amounts)			Thousands of U.S. dollars (except per share amounts)
	2006	2005	2004	2006
Net sales	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744
Japan	528,985	521,135	483,749	4,521,239
Overseas	1,172,984	913,653	712,669	10,025,505
Income before income taxes, minority interests and equity in earnings of affiliated companies	169,073	98,703	27,036	1,445,068
Net income	114,290	59,010	26,963	976,838
Net income per share—basic	¥115.13	¥59.51	¥27.17	98.40	¢
—diluted	¥114.93	¥59.47	¥27.16	98.23	¢
ROE	20.8%	13.1%	6.6%	—
ROA	10.9%	7.1%	2.0%	—
Total assets	1,652,125	1,449,068	1,348,645	14,120,726
Shareholders’ equity	622,997	477,144	425,507	5,324,760
Shareholders’ equity per share	¥626.98	¥481.27	¥428.73	535.88	¢
Capital expenditures	136,628	89,019	78,049	1,167,760
Research and development expenses	50,211	46,448	42,602	429,154

Number of employees	34,597	33,008	31,635	—

Sales by Operation

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Construction and Mining Equipment	¥1,291,223	¥1,061,161	¥863,244	$11,036,094
Industrial Machinery, Vehicles and Others	300,160	266,455	241,991	2,565,470
Electronics	110,586	107,172	91,183	945,180

Net sales	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Sales by Region

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Japan	¥528,985	¥521,135	¥483,749	$4,521,239
The Americas	482,222	359,572	277,302	4,121,556
Europe and CIS	242,386	203,581	151,619	2,071,675
China	94,312	55,837	87,127	806,086
Asia (excluding Japan and China) and Oceania	237,989	210,861	135,542	2,034,094
Middle East and Africa	116,075	83,802	61,079	992,094

Net sales	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

The above sales by region are presented based on sales destination.

The United States dollar amounts represent translations of Japanese yen amounts at the rate of $1=¥117.

See Note 1 of Notes to Consolidated Financial Statements.

Net Sales

Billions of yen
1,750
1,500
1,250
1,000
750
500
250
0
2002
2003
2004
2005
2006
Japan
Overseas

Billions of yen
%
180
150
120
90
60
30
0
-120
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-20.0
2002
2003
2004
2005
2006
Income before Income Taxes, Miority Interests and Equity in Earnings of Affiliated Companies
ROA

Net Income (loss) and ROE

Billions of yen
%
120
100
80
60
40
20
0
-100
24.0
20.0
16.0
12.0
8.0
4.0
0.0
-20.0
2002
2003
2004
2005
2006
Net Income
ROE

Shareholders' Equity

Billions of yen
700
600
500
400
300
200
100
0
2002
2003
2004
2005
2006

Capital Expenditures

Billions of yen
140
120
100
80
60
40
20
0
2002
2003
2004
2005
2006

Research and Development Expenses

Billions of yen
60
50
40
30
20
10
0
2002
2003
2004
2005
2006

To All Our Stakeholders

Business Results

We are very pleased to report that the Komatsu Group continued to improve its performance for fiscal 2006, ended March 31, 2006. Consolidated business results of the Komatsu Group for the year renewed the record-high figures in net sales, operating profit, income before income taxes and net income, especially reflecting expanded demand for construction and mining equipment around the world. Moreover, the Komatsu Group accomplished the fourth consecutive year of improvements in sales and profits, supported by the successful results of the Reform of Business Structure project undertaken since 2001.

Consolidated Results for the Year

	Results for the Year	Change (2006/2005)
Sales	¥1,701.9 billion	+18.6%
Operating profit	¥176.4 billion	+73.1%
Operating profit ratio	10.4%	+3.3 pts
Income before income taxes	¥169.0 billion	+71.3%
Net income	¥114.2 billion	+93.7%

Note:	Operating profit is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

Consolidated net sales reached ¥1,701.9 billion (US$14,547 million, at US$1=¥117). In the Construction and Mining Equipment segment, the Komatsu Group continued to accelerate sales for the year, as it effectively capitalized on demand expansion resulting from continuing development of natural resources and progress in infrastructure developments worldwide. In the Industrial Machinery, Vehicles and Others segment, sales of industrial machinery and forklift trucks continued to register strong gains during the year. In the Electronics segment, the silicon wafer business sustained growth, increasing sales over the previous year.

Operating profit climbed to ¥176.4 billion (US$1,508 million). Operating profit ratio improved to 10.4%, up 3.3 percentage points, achieving the goal of 10% or higher one year ahead of schedule. This further improvement of profitability reflects, in addition to expanded sales, the results of efforts in increasing selling prices and reducing production costs.

Both income before income taxes and net income for the year topped the ¥100 billion mark, recording ¥169.0 billion (US$1,445 million) and ¥114.2 billion (US$977 million), respectively. Coupled with the substantial increase in operating profit, this notable growth of profits reflects income from the sale of Advanced Silicon Materials LLC, a U.S. subsidiary engaging in production and sales of polycrystalline silicon.

Basic Policy for Dividends and Fiscal 2006 Year-end Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering consolidated business results, while working for the goal of a consolidated payout ratio of 20% or higher. Based on this policy, we have set fiscal 2006 year-end per share dividends at ¥10, an increase of ¥4 from a year ago. Together with the interim per share dividends, annual dividends per share increased to ¥18, an increase of ¥7 from the previous year, realizing the third consecutive year of increased dividends to shareholders.

Working to Further Enhance Corporate Value

Projecting that demand for construction and mining equipment will continue to expand worldwide, the Komatsu Group will work for further growth and strive to improve profits by launching new products and increasing selling prices. In particular, we will focus our efforts to expand sales of DANTOTSU (Unique and Unrivaled) products equipped with unrivaled features in performance. In response to expanding demand for mining equipment, we will steadily advance the construction of new plants in Japan and overseas to expand our production capacity. In emerging markets, such as “Greater Asia,” we will further reinforce our marketing and product support capabilities to attain a stronger market position.

In the industrial machinery business, the Komatsu Group will also steadily advance the construction of a new plant to increase its production capacity in response to excellent orders received for large presses. In the silicon wafer business, the Komatsu Group will strive to improve the quality and cost of 300mm wafers, while ensuring the successful start-up of a mass production line for 300mm wafers in Taiwan.

Toshitaka Hagiwara, Chairman of the Board and Masahiro Sakane, President and CEO

We at the Komatsu Group believe our corporate value is the total sum of trust given to us by all our stakeholders and society. To increase this corporate value, we have set the following two management goals.

1)	To maintain industry’s top-level profitability and financial position, and to enhance our position in the global marketplace, especially in the Greater Asia region: and

2)	To continue management while keeping market value in mind, which reflects the amount of trust given to us by society and shareholders.

To accomplish these two goals, we have recently embarked on the second-stage Reform of Business Structure project. The Komatsu Group is going to form cross-functional teams for different themes with the following measures at the core, and promote new reforms on a global scale. Depending on the themes, the Komatsu Group is going to ask partners such as distributors and suppliers to join the teams. The Komatsu Group will emphasize human resource development through such reform activities, because it is human resources that support sustainable corporate growth.

1. Launching the Second-stage Reform of Business Structure

To start the reform of Komatsu Group’s value chain by focusing on IT.

The Komatsu Group is going to promote reforms by deploying IT (information technology) in order to further improve the chain of value brought about by activities of distributors, suppliers and customers in addition to the Komatsu Group. Thanks to the rapid advances of IT, we are now able to understand changes in the market directly and promptly from the operating conditions of customers’ machines and other information. We are going to incorporate such changes in sales, production and inventory plans, while promoting information sharing among distributors, plants and suppliers. The Komatsu Group will also further advance IT applications to construction and mining equipment, as showcased by KOMTRAX (Komatsu Machine Tracking System) and the autonomous haulage system, in order to develop new business models designed to reform customers’ productivity.

To further reinforce “jobsite capabilities” which mean attitudes and power for constant improvements.

Our strength lies in “jobsite capabilities” centering on manufacturing operations. We are going to reinforce this strength in Japan and overseas. To pass down this strength to future generations of employees, we are going to put it in statutory form as the KOMATSU Way. It is TQM (total quality management) that sustains improvement activities at jobsites. In the course of implementing the second-stage Reform of Business Structure project, we will use TQM group-wide as a means for solutions to problems and generate good results. This initiative is not limited to manufacturing jobsites but extends to all other jobsites in order to strengthen their capabilities and improve operational efficiency.

2. Reinforcing Corporate Governance on a Group-wide Basis

The Komatsu Group will reinforce its corporate governance to ensure sound and transparent management. In addition to having reduced the number of directors of the Board and invited external directors and auditors, Komatsu Ltd. is focusing its efforts to reform the operational aspects of Board meetings in order to improve the effectiveness of the Board by ensuring thorough discussions and quick decision-making. To enhance the reliability of management, the Company is going to further strengthen the internal control system. To reinforce corporate governance jointly as the Komatsu Group, the Company continuously delegates directors and auditors to other Group companies.

The Komatsu Group maintains the policy of giving top priority to compliance in business activities. Based on this policy, all top management officers and employees of the Komatsu Group observe the business rules stipulated in Komatsu’s Code of Worldwide Business Conduct in addition to the local laws and regulations.

Centered on the “Spirit of Manufacturers” dedication, Komatsu’s direction remains crystal clear: “We provide the products, (hardware and software), that customers are happy to own, and we will make profits and grow.” In addition to top management officers, of course, all employees of the Komatsu Group in Japan and abroad are determined to fulfill this commitment with self-confidence and a sense of mission by converging their talents and knowledge.

On behalf of the members of the Board, we would like to extend our sincere appreciation to our valued shareholders, customers, business partners and employees around the world for their support.

June 2006

Toshitaka Hagiwara	Masahiro Sakane
Chairman of the Board	President and CEO

Interview with Masahiro Sakane, President and CEO

Face to Face

Q : Komatsu has achieved the fourth consecutive year of growth in both sales and profits by capitalizing mainly on expanded demand worldwide for construction and mining equipment. Please outline the results for fiscal 2006, ended March 31, 2006.

Sakane: I am very pleased to report to our shareholders and investors that we continued to outperform our last results, enabling us to improve the corporate value of the Komatsu Group. I would also like to thank our distributors and suppliers in addition to Komatsu Group employees around the world for their efforts.

For fiscal 2006, we not only continued to renew record highs in sales and profits but also further improved our profitability, achieving our goal of a double digit operating profit ratio. As we had set the goal of 10% or higher for the operating profit ratio of all combined segments for fiscal 2007 ending March 31, 2007, in addition to the Construction and Mining Equipment segment, we accomplished this goal a year earlier. In the meetings with investors, I kept telling them that I hadn’t given up the chance of achieving the goal in fiscal 2006.

About our improved performance, what I feel more confident and proud of ourselves are, first, all business segments achieved growth in both sales and profits, thus improving their operating profit ratios, and second, each company of the Industrial Machinery, Vehicles and Others segment, which consists of different subsidiaries, increased profits.

Demand continued to expand for construction and mining equipment. The North American market, fueled mainly by steady housing starts, remained strong as before, and the Chinese market, which had been uncertain of recovery, made a remarkable comeback. The mining equipment market was also thriving. Powered by this tailwind, we accelerated sales in all regions, worked to increase our selling prices and reinforce our product support capability, and launched, in the last half period, models compliant to Tier III emission standards in Japanese, North American and European markets. Furthermore, by anticipating the continued expansion of demand, we made aggressive investments in production facilities. All in all, it was a year for us to shift our gear from defense to offense.

We set ¥18 for annual dividends for fiscal 2006, the third consecutive year of increases. We also expressed, for the first time, our goal for 20% or higher payout ratio in the business results news release. We will maintain our basic policy of redistributing profits by considering consolidated business results. We would like to pay stable dividends to shareholders in the payout ratio of 20% to 40% after excluding extraordinary gain or loss. However, we cannot guarantee it, because our business performance can be adversely affected by unpredictable events in the future.

1) Operating profit is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

2) Based on the resolution of annual shareholders’ meetings

Q : In the previous annual report, you mentioned that you would emphasize profits more thoroughly and set 10% or higher as the goal of operating profit ratio. Now that Komatsu has improved it to 10.4%, up 3.3 percentage points from the previous year, please tell us your next management goals.

Sakane: I have included two new goals in my management policy for fiscal 2007. First, we are going to maintain top levels of profitability and financial conditions in our industry, and enhance our position in the global marketplace, especially in “Greater Asia.” Second, we will continue our management by always keeping in mind the market value which reflects the amount of trust given to us by society and shareholders.

        Our “Move The World. KOMATSU 5-800” mid-range management plan was set for fiscal year ended March 31, 2006, and included four management goals for sales, operating profit, ROA, and net debt-to-equity ratio. After achieving all four goals a year ahead of schedule, we set our new management goal of 10% or higher for operating profit ratio, and we have achieved this goal in fiscal 2006 ended last March. Now I believe that our profitability and financial position have become on par with our foreign competitor. As we continue to compare these management indices with our competitor, we will continue our activities to refine our strengths and revamp our weaknesses and maintain industry’s top-level profitability and financial conditions. This stance will remain unchanged. While I know that it’s easier for everyone to understand with specific figures for goals, such figures would change their values depending on the preconditions made in the dynamic changes of the business environment today. Therefore, I have decided that we must sustain relative advantages over our competitor. To this end, as our basic strategies, we are going to enhance our market position in Greater Asia and other regions of the world with high-growth potential. We will discuss goals with specific figures as we move ahead.

Q : The other goal is managing Komatsu by keeping market value in mind. Tell us about your message for this goal.

Sakane: It’s extremely important for any company to improve its profitability and financial position and sustain them at a desired level. Nevertheless, that’s not all there is to do. I personally believe corporate value is the total sum of trust given to us by society and all stakeholders, and have advocated this concept to Komatsu Group people by making use of all possible opportunities. I believe market value is an index for the total sum of trust.

Market value reflects a variety of efforts of the company, including human resource development, R&D, management strategies, corporate ethics, environmental conservation, management transparency and information disclosure, in addition to standard management indices for profitability, financial position, growth potential and payout ratio for shareholders and investors. When a company or an employee of the company displays misconduct, or when the company neglects information disclosure concerning the misconduct, it won’t be reflected quickly in financial indices but can give detrimental damage to trust, resulting in a drop in market value. While market value is also affected by overall market trends, I still believe market value reflects corporate value containing the diverse evaluations of stakeholders. Accordingly, I have set the goal of continued management of Komatsu by keeping market value in mind as we always engage in appropriate information disclosure, in addition to ensuring thorough compliance and improving CSR efforts.

Q : Will you elaborate on the second-stage Reform of Business Structure project, which was launched this year?

Sakane: In the Reform of Business Structure project launched in 2001, we worked on a variety of reform tasks centering on the three core elements of fixed costs reduction, enhancement of market position in Greater Asia and launchings of DANTOTSU (Unique and Unrivaled) products. Of the three, we will have to wait for customers’ evaluations on DANTOTSU products since we are making a full-scale market introduction starting in 2006. In this light, we haven’t completed the first-stage Reform project, and thus we will be working on two reform projects for a while.

In the second-stage Reform of Business Structure project, we have identified about 60 subject matters concerning top-down and middle-up processes in order to further strengthen Komatsu Group’s corporate muscle, and we are already undertaking specific activities. Of all reform activities, we are placing special attention on the reform of our value chain by focusing on IT. Another important matter calls for promotion of human resource development around the world, since it is human resources that support corporate growth. However, we are not only going to emphasize classroom education. Rather, we are going to form cross-organizational teams with key persons from Komatsu Group companies as well as distributors and suppliers around the world. In this way, we will promote growth of our people through reform activities of actual business operations.

Reforming the Value Chain on a Global Level by Focusing on IT

Putting aside how the value chain is defined in management textbooks, I have used the value chain in the recent management policy to mean that a chain of values generated from all our business activities from the most upstream to the downstream or from R&D and production to sales, including financing, and service. To improve this value chain, we are going to promote our reforms by deploying IT.

For example, because demand for construction and mining equipment entails some cyclical elements, we believe we can have advantages over our competitors by adjusting our sales, production and inventory statuses according to market changes before our competitors. Thanks to rapid advances of IT, we have become able to determine market changes directly on a real-time basis, especially from the operating conditions of our customers’ machines. We are working to develop a framework to share global sales and production information with our distributors, plants and suppliers after we analyze such data.

Q : The mining equipment market is continuing to grow dynamically. What is your view on the outlook? Would you also tell us Komatsu’s strengths and tasks ahead in this business?

Sakane: The prices for major commodities, such as iron ore and copper, are staying at high levels, and mining companies are staying determined to invest in development and machines. However, when you look at the trends of global demand for mining equipment, in 2004 demand returned to the last peak level of 1996 and has just surpassed the peak level in 2005. When you compare today with 1996, you see the mining market thriving around the world, resulting from expanded demand for energy, for example, in China and India with huge population and expanding economies. Furthermore, in these two countries themselves, mining investments are already underway. Thus, I believe demand for our equipment will remain at the current high level. In fact, a substantial increase in coal production is underway in China, and in January 2006 we won a large-lot order, worth around 10 billion yen, for our mining equipment, including 27 units of the 930E super-large dump truck made by Komatsu America Corp.

Population is growing mainly in emerging economies, and I believe this trend will continue into the future. Coupled with population growth, urbanization is also in progress. As we see in China and India, these two factors have triggered an increase in infrastructure investments and expansion of energy consumption volume. Accordingly, there is a need to expand power generation and crude steel production worldwide, which will lead to an increase in production volume of commodities like copper, coal and iron ore.

We are going to introduce this 930E super-large dump truck (same model) in the Chinese market for the first time.

Komatsu Group’s sales of mining equipment for the fiscal year ended last March expanded to the 2 billion dollar level, due mainly to the facts that we have faithfully developed and reinforced the relationship with large-scale mining companies and that we have accelerated sales in Indonesia where we enjoy a high market share. At present, we are facing very tight procurement of tires for super-large dump trucks, and thus orders for these machines have plateaued. The same situation applies to our competitors as well. However, as the number of opportunities in emerging markets of China, India and some other countries are growing, we are building new plants in Japan and India to expand our production capacity. Start-up of these new plants is scheduled for January 2007.

In the mining equipment business, our strength also lies in leading-edge IT applications. Currently, we are testing our autonomous haulage system with super-large dump trucks in our customer’s mine. By developing new IT-based business models, we would like to make contributions to mining efficiency, facilitating the differentiation from competitors.

Q : Please share your thoughts with us concerning production capacity and investment, as you anticipate future developments of the construction and mining equipment market.

Sakane: When you look at global demand for the equipment in an interval of about 15 years, by excluding the Japanese market and the temporary leveling off of demand mainly caused by the currency crises of 1997 in Southeast Asia, you can see consistent growth with small ups and downs. The Japanese market, which used to account for 40% of global demand, has dropped to about one third in size compared to the bubble days and has bottomed out. So I think it will sustain the current level of demand with some fluctuations accompanied by the economic cycle. In regions other than Japan, North America and Europe, I expect demand to further expand, fueled by infrastructure investments, as their economies continue to grow.

We have aggressively worked to expand concentrated production capacity of key components such as engines, hydraulics and transmissions in Japan for the last few years. Yet, market expansion momentum is greater than the level we anticipated, and thus we are continuing investments in facilities to expand production capacity. With regard to key components, I will keep my stance consistent that we will continue their in-house production with no exception, because the combination of key components decisively determines machine performance and fuel consumption and this is the source of our competitive advantage, facilitating the differentiation from our competitors. Anticipating a further increase in demand, we are expanding production capacity with some additional allowance.

Concerning assembly plants, as I have said earlier, we are building new plants in Japan and India, with an eye to expanding production capacity for large equipment, mainly for mining use. While I was very careful about building new assembly plants until about two years ago, I have concluded that we would have more risks if we didn’t invest in new plants and have thus decided for the investments.

The new Ibaraki Plant is being built in Hitachinaka City, Ibaraki Prefecture, about 110km northeast of Tokyo on the Pacific Ocean coast. We paid special attention to build new plants adjacent to international ports. Similar to a new plant for large presses, most of the equipment produced in these plants will be shipped to overseas by oceangoing vessels. By producing them adjacent to the ports, we will be able to cut down transportation costs with substantial reduction of on-land transport. We will also be able to reduce CO2 emissions, the major cause of greenhouse effects on the earth. We estimate annual reduction of about 2,000 tons of CO2 emissions just with the Ibaraki Plant.

In India, we are building a new plant in Chennai (formerly, Madras) in the southeast region with 100% investment of Komatsu Asia & Pacific. We are planning to produce dump trucks with payload capacities of 50 to 90 tons for the Indian market where demand for mining equipment is growing.

Applicable Machine Types:1) Crawler-type hydraulic excavator, 2) Wheel-type hydraulic excavator, 3) Bulldozer, 4) Wheel loader, 5) Rigid-type dump truck, 6) Articulated dump truck, and 7) Motor grader

Q : Can you tell us about Komatsu’s current efforts to further improve profits in the industrial machinery and forklift truck businesses?

Sakane: Our industrial machinery business includes presses, sheet metal machinery and machine tools, and each company of this business segment accelerated profits for the fiscal year ended last March. While this improvement reflects thriving investments by the automobile industry, which accounts for about 60% of our total industrial machinery sales, it is also the direct result of competitors-differentiated products and services that each company developed and proposed.

Among those, with respect to large AC Servo presses, I have approved the DANTOTSU classification for them. We have seen strong orders for them from automakers, bringing about the need to expand production capacity, so we are building a new plant adjacent to the Port of Kanazawa in Ishikawa Prefecture on the Japan Sea coast. Our Servo presses are the source of our competitive edge in the industrial machinery business, but I am sure that competitors must be working very hard to develop their Servo presses. Since we are ahead in this field, and just to keep our competitors far behind, we are aggressively expanding our product range. To ensure further growth in this field, I believe that we need to propose systems with not only presses per se, but also peripheral equipment to further improve customers’ production efficiency. So reinforcement of the peripheral equipment business is one of our tasks ahead.

Our forklift truck business has recorded growth in sales and profits for four consecutive years, becoming an entity capable of generating stable profits. Unlike our construction and mining equipment business, this business has a larger percentage of sales in Japan and is very competitive, and thus profitability is still behind that of the construction and mining equipment business. Nevertheless, Komatsu Forklift has steadily increased profitability by launching renewed models and increasing selling prices. Furthermore, they embarked on full assembly of engine-driven forklift trucks in the fast-growing Chinese market last year. I believe it is one of the keys for their future growth to enhance their position in emerging markets like China.

In the industrial machinery and forklift truck businesses as well, we are going to continually compare ourselves with competitors and maintain relative advantages over them.

Q : Japanese manufacturers, including Komatsu, are regaining their competitive edge. What do you think you need to further maintain and reinforce this competitive edge in the globally competitive landscape?

Sakane: In the 1990s, Japanese manufacturers were losing their confidence because of the yen’s appreciation which eroded profits. Komatsu was one of them. Today, we are regaining our confidence in Japanese manufacturing. However, unless we find out what facts our strengths are based on, we might lose our confidence again. I have thought about our strengths for the last three years or so, and I have determined the following four elements.

First, top management upholds concrete policies and plans based on jobsite footings. To this end, it is important for him or her to look straight at jobsites and in reality, that is, fact finding.

Second, it’s policy implementation capability. In the case of Komatsu, I take pride in our speed of implementing top management’s directives all the way to the end of the line is something outstanding among Japanese manufacturers. I believe this must be Komatsu’s DNA which was imprinted during the years of total quality management in the past, but I am afraid that we are gradually losing it. So I would like to maintain it by all means.

Third, it is solid collaboration not only within the company but also with partners like distributors and suppliers. I believe the collaboration between development and production is especially important. Let me give you a specific example. We have two plants in Tochigi Prefecture, one each in Oyama and Mooka cities. They are about 30 minutes away from each other by car. In the past, the development operation of the products produced at the Mooka Plant was located in the Oyama Plant so that the Mooka Plant engaged in production exclusively.

As it turned out that this 30-minute distance was quite far, it took a longer time for the Mooka Plant to respond to problems compared to other plants. Because of that, we have transferred the development operation to the Mooka Plant. It’s my conviction that the coalition of development and production is extremely essential to the extent of physical proximity.

Fourth, it’s human resource development. As Japan has few natural resources, people are the most important asset. While we have aggressively worked on human resource development in Japan, we are going to expand the program on a global scale.

As we carry out activities under the second-stage Reform of Business Structure project, we would like to further strengthen these four elements.

Four Aspects that Japanese Manufacturers Must Maintain and Reinforce in Their Globalization

1. Top management’s close contact with jobsites

2. Policy implementation capability

3. Collaboration between development and production operations

4. Human resource development

Q : Komatsu has honestly worked to strengthen corporate governance. What areas do you think are very important?

Sakane: We have worked steadily to strengthen corporate governance by consistently including reinforcement and thoroughness of corporate governance in mid-range management plans and annual management policies. This annual report describes our organizational framework and what we are doing to strengthen corporate governance. [See pages 14–16.] There are two things in my mind that I do think are very important for Komatsu to further strengthen corporate governance.

First, as the Board of Directors is the core of corporate governance, it is vital to enhance the effectiveness of the Board. To this end, Komatsu ensures that the Board always goes through three processes of reporting, discussions and decision making concerning important management agendas.

The other calls for group-wide reinforcement of corporate governance. To this end, directors, executive officers and senior managers of Komatsu Ltd. are assigned as part-time directors or auditors of subsidiaries. As shareholders, they actively participate in discussions in Board meetings in order to enhance the effectiveness of subsidiaries’ Boards of Directors like that of Komatsu Ltd. We are always observed by our shareholders and investors, and we are doing the same to our subsidiaries.

I also make use of our interim and annual business result announcements, that is twice a year, to describe the business results directly to employees. Video recordings of these meetings are also distributed to Komatsu Group employees on the web. By engaging in face-to-face communications with employees, important stakeholders of Komatsu, I strive to share with them the directions that the Komatsu Group must take and the issues that the Komatsu Group is facing. I have asked the top management of subsidiaries to explain the business conditions in their own words directly to their employees.

In the second-stage Reform of Business Structure project, we are working to define our strengths and put them in statutory form as the KOMATSU Way in order to share them with all other Komatsu companies around the world. The KOMATSU Way won’t be limited to manufacturing, but will include our ways to strengthen corporate governance. I believe the KOMATSU Way is what must be followed by Komatsu people, by whoever joins the company, and even must continue when the times change.

Corporate Governance

We, at Komatsu, believe our corporate value is the total sum of trust given to us by society and all stakeholders. To become a company which enjoys more trust from shareholders and all other stakeholders, Komatsu is working to strengthen corporate governance, improve management efficiency, advocate corporate ethics and ensure sound management on a group-wide basis.

To further improve the transparency of management to our shareholders and investors, we disclose information in a fair and timely manner and actively engage in investor relations activities by holding meetings with shareholders and investors.

Organizational Profile

In 1999 Komatsu Ltd. introduced the executive officer system and has been working to separate management decision-making and supervisory functions from executive functions within the confines of the law. At the same time, the Company has maintained the Board of Directors with a small number of members and appointed external directors and auditors. To improve the effectiveness of discussions in Board meetings, we have promoted reforms in the operational aspect of Board meetings to ensure thorough discussions of important management agendas and quick decision-making.

Board of Directors and Directors

The Board of Directors meets every month and more often as needed. [The Board met 16 times in the fiscal year ended March 31, 2006.] In Board meetings, directors make decisions on management policies of the Komatsu Group, review and resolve important management matters, and strictly control and supervise the execution of management duties by all executive management personnel including the representative directors.

At present, of the 10 directors on the Board, there are three external directors. When performing their duties, external directors offer opinions and suggestions from an independent position, based on their insight and rich experience. Their attendance rate at Board meetings is high, making contributions to ensure transparent and sound management through their active participation in discussions.

External Directors	As of June 23, 2006
Name	Concurrent Office
Toshio Morikawa	Advisor, Sumitomo Mitsui Banking Corporation
Hajime Sasaki	Chairman of the Board, NEC Corporation
Morio Ikeda	Chairman, Shiseido Company, Limited

Board of Statutory Auditors and Auditors

While Komatsu Ltd. has consistently ensured that the number of external auditors represents half of the Board of Statutory Auditors, the Company added one more auditor with the approval of shareholders at the annual shareholders’ meeting held in June 2006, increasing the number of external auditors to three as shown in the table below. Thus, we have strengthened the Board of Statutory Auditors with three external and two standing auditors. Auditors attend Board of Directors meetings and other important meetings, hear the conditions of execution of management duties from the directors and appropriately audit directors’ performance. [The Board of Auditors met 16 times in the fiscal year ended March 31, 2006.]

Our external auditors have extensive insights as top management officers or lawyer. Based on their expertise, they are responsible for auditing management decision-making processes as well as the legality and validity of the matters under discussion from their fair and neutral position.

External Auditors	As of June 23, 2006
Name	Concurrent Office
Masahiro Yoshiike	Chairman, Taiyo Life Insurance Company
Takaharu Dohi	Attorney at Law
Makoto Okitsu	Chairman of the Board, Teijin Limited

Support for External Directors (and External Auditors)

As a general rule, we provide the external directors (and the external auditors) with the materials for Board meetings beforehand to ensure sufficient time for review. Concerning particularly important resolution matters, the Board of Directors discusses them in the Board meeting prior to the Board meeting where the concerned matters are scheduled for resolution. In this manner, we ensure that the directors will have sufficient time to review the matters before they resolve them and that they will be able to utilize the matters, which were pointed out during the earlier discussion, as proposals for review when resolving the concerned matters.

Directors’ Remuneration

Concerning the director’s remuneration, in 1999 we established the Compensation Council membered mostly by experts outside of the Company to ensure transparency, objectivity, validity and other related matters. The Council has reassessed the director’s remuneration system in order to link it more directly with business performance of the Company. Concerning the auditor’s remuneration, in light of his independence of the management, we have discontinued the business performance-linked bonus and unified the system for the basic remuneration. We have also started reducing and phasing out the retirement bonus system for directors and auditors, and plan to abolish it in the fiscal year ending March 31, 2008 or later.

International Advisory Board

In 1995 we established the International Advisory Board (IAB) to receive advice and suggestions from foreign experts for the implementation of important globalization strategies. It meets twice a year to discuss and engage in information exchange. The term for advisors (see the table below for external advisors) is set for three years, and the current members are in the fourth session. IAB has met a total of 22 times to date since the first meeting.

External Advisors of the Fourth IAB Session

Name	Title
Ambassador J. Richard Fredericks	Former US Ambassador to both
Switzerland and Liechtenstein, and
Chairman, Dionis Capital
Sir David K.P. Li	Chairman and Chief Executive,
The Bank of East Asia, Limited
Mr. David W. Oskin	Former Executive Vice President,
International Paper Company
Dr. Hubertus von Gruenberg	Chairman of the Supervisory Board,
Continental Aktiengesellschaft

Improvement of Internal Control

Directors’ Execution of Duties

To ensure the efficiency of director’s execution of duties, we are implementing the following.

1) As described earlier, we work to maintain transparent and sound management by strengthening the management and supervisory capabilities of the Board of Directors. We have also set up the operational rules of the Board of Directors.

2) We have defined the separation of duties for directors, executive officers and other senior officers, and set up the internal rules to ensure appropriate and effective execution of duties by directors.

3) To promote efficient management of the Board of Directors, we have established the Strategy Review Committee consisting of senior executive officers and senior managers. Based on the reviews of the Committee, each executive officer and each senior manager execute their duties within the authority delegated by the Board of Directors.

Compliance

We have established the Compliance Committee as the group to oversee compliance, and the Committee regularly reports its reviews and activities to the Board of Directors. We have also established a framework to ensure thorough compliance to business rules through a variety of measures, including the provision of Komatsu’s Code of Worldwide Business Conduct (established in 1998 and revised five times to date), appointment of the executive officer in charge of compliance, and establishment of the Compliance Office. Moreover, Komatsu has established the internal reporting system where those who are discretely reporting questionable actions and other related matters in light of compliance will not be penalized.

Risk Management

While we continue to make efforts to improve corporate value, we recognize the problems related to compliance, in particular, environment, product quality, accidents, information security and other matters, as major risks for continuous growth and are thus implementing the following countermeasures.

1) We have established the Risk Management Rules to correctly recognize and manage risks, for which the Company has appointed personnel in charge of individual risks, further promoting the build-up of a solid foundation for risk management.

2) We have established the Risk Management Committee to devise risk management policies of the Komatsu Group, check and follow up the conditions of risk measures in place, and take control of risks when they surface. The Risk Management Committee regularly reports reviews and activities to the Board of Directors.

3) We will establish an emergency headquarters when serious risks surface, and work to minimize the damage(s) and implement appropriate measures.

Information Management

We safekeep and manage important information related to directors’ execution of their duties, including the record of Board meetings and other consensus-based, approved documents, as stipulated by law and internal regulations.

We have established the Information Disclosure Committee to disclose information about important facts regarding decisions, facts regarding occurrences, and settlement of accounts concerning Komatsu Ltd. and other Komatsu Group companies in an appropriate manner based on laws and appropriate disclosure rules. The Committee takes control of, and woks to improve the level of information disclosure.

Operational Framework to Ensure Effective Audits by Statutory Auditors

Statutory auditors of Komatsu attend various committee meetings related to internal control and other important meetings as observers. They also look through Japanese-style consensus-based, approved documents, which contain important decisions of the Company, and important arbitrary documents. The Board of Statutory Auditors is regularly reported to by directors and executive officers concerning their execution of duties.

Furthermore, Komatsu has allocated employees who work as exclusive or concurrent assistants to statutory auditors. Concerning the recruitment, appointment and personnel change of those employees, the approval of standing auditors is prerequisite. To ensure their independence, standing auditors conduct their performance evaluation.

Collaboration between Statutory Auditors and the Internal Audit Department

The Internal Audit Department, in cooperation with other related departments, regularly audits business bases and affiliated companies both in Japan and overseas, evaluates the effectiveness of their internal control, reinforces their risk management and work to prevent frauds and errors. Statutory auditors observe audits by the Internal Audit Department, form their own audit opinions, and give advice and recommendations to the Internal Audit Department.

In addition to reporting the audit results above to the Board of Statutory Auditors, the Internal Audit Department maintains close and substantive collaborations with statutory auditors, for example, by providing information on a routine basis.

Collaboration between Statutory Auditors and Independent Public Accounting Firm

When making audit plans, statutory auditors exchange opinions with the contracted independent public accounting firm concerning audit policies, audit items focused upon and audit approaches in order to accomplish effective and efficient auditing. Statutory auditors also observe the independent public accounting firm when the firm audits Komatsu’s business bases, affiliated companies and other related entities. They also hold meetings to exchange audit information as needed during a given fiscal year, thus improving mutual collaboration and engaging in expeditious auditing. Furthermore, statutory auditors evaluate the methods and results of the independent public accounting firm by checking important matters at each interim and fiscal year-end, receiving their audit report and hearing their audit summary.

When the Board of Statutory Auditors approves of audit and non-audit work by the accounting firm, the Board defines the policies, procedures and other related matters and conducts preliminary reviews of individual procedures in order to maintain the independence of the accounting firm from Komatsu Ltd. and its subsidiaries.

Internal Control by Independent Accounting Firm

Shares of Komatsu Ltd. are registered with the U.S. Securities and Exchange Commission. Therefore, Komatsu will be required to take its oath to the validity of internal control and procedures concerning financial reporting in accordance with the Sarbanes-Oxley Act of 2002 of the United States of America. The independent public accounting firm will initiate the audit of Komatsu’s implementation of Section 404 of the Sarbanes-Oxley Act on a consolidated basis in the fiscal year ending March 31, 2007.

Proper Business Operations of the Komatsu Group

While respecting self-driven management of affiliated companies, we have introduced Komatsu’s Code of Worldwide Business Conduct, which stipulates rules designed to contribute to the appropriate and effective management of the Komatsu Group as well as guidelines of conduct which are applicable to all affiliated companies belonging to the Komatsu Group. In addition, Komatsu’s important committees, such as Compliance and Risk Management, operate with an eye on the Komatsu Group. Particularly important Group companies are required to regularly report their business conditions, including risks and compliance, to the Board of Directors of Komatsu Ltd.

Komatsu Ltd. also sends external directors and auditors to major Group companies to ensure their transparent and sound management.

Komatsu’s Code of Worldwide Business Conduct

Back to the Future

We have expanded our business in the countries around the world, where infrastructure development has been in progress. Our efforts are not limited to today's major powers like the United States and Europe, but extend equally to emerging powers, centering on BRICS[1], where demand for our earthmoving equipment is growing sharply.

Human population entered the 20th century with 1.6 billion people and left the century with 6.1 billion. The United Nations projects that population in Asia will reach 4.37 billion, of which 1.99 billion will be in urban areas, representing 45.5% urban in 2015, compared with 39.9% today. This urban percentage[2] is predicted to reach 51.4% in 2025.

Feature Section

We believe population growth and urbanization will continue to drive demand for our construction and mining equipment. There is a special region among these emerging powers which we call “Greater Asia.” It extends from Russia, covers the whole of Asia, and includes Turkey and the Middle East. It’s a land rich in natural resources and home to some 3.8 billion people, with China and India alone accounting for one third of the global population. To further reinforce our Number One market position in Greater Asia, we are focusing our efforts to not only launch new products and build up sales networks, but also expand local production, deploy IT (information technology) and strengthen our service engineering capabilities, as we work together to share a future of growth.

Source: World Population Prospects: The 2004 Revision Population Database, United Nations

Notes:	1) BRICS: Brazil, Russia, India, China, and in our case, the capital letter “S” representing South Africa.
2) Urban percentage: Percentage of people living in cities with 50,000 or more inhabitants in total population.

Reinforcing Local Production Capabilities

We manufacture construction and mining equipment as well as components and parts at 41 plants in 16 countries worldwide today. While we launched local production in the major markets of the United States and Europe in 1985, we had already embarked on local production in Mexico, Brazil and Indonesia. In the 1990s, we stepped up our efforts for local production in Asia, such as China, Thailand and India, where we expected future market expansion. Furthermore, in India, where the mining of natural resources is gaining momentum, we are currently building a new plant for large equipment in Chennai (formerly, Madras), the largest port city in the southern region, with a start-up plan for January 2007.

China: Commemorating the 50th Anniversary of Doing Business

It’s been a half century since we made our debut in China by exhibiting our bulldozers and other construction equipment at Japan’s industrial goods fair in Beijing and Shanghai in 1956 (left photo).

Since then we have worked to develop Chinese partners through such initiatives as technology licensing to Chinese companies to manufacture our bulldozers. In 1995, we established three manufacturing subsidiaries, Komatsu Shantui Construction Machinery Co., Ltd. (KSC), Komatsu (Changzhou) Construction Machinery Corp. (KCCM) and Komatsu (Changzhou) Foundry Corporation (KCF), jointly with local partners, and introduced Japanese-style quality and production management for full-scale local production. Since then, while the three companies have successfully expanded their product mix and production capacities, other Komatsu Group companies have also launched local production of mini-hydraulic excavators, ground engaging tools, such as bucket teeth, and generators, further strengthening our production capabilities. In fiscal 2006, the Chinese economy picked up a recovery momentum, and KSC expanded the production range of medium-sized hydraulic excavators (6- to 30-ton models). By anticipating growth in mining activities, KCCM embarked on production of 30- to 50-ton dump trucks.

Brazil: Commemorating the 30th Anniversary of Local Production

The world is paying close attention to Brazil, as a member of the so-called BRICs which are expected to lead the global economy into the future. Rich in natural resources,

Brazil has sustained an economic growth rate higher than the world average in the 2000s mainly by driving exports of minerals and agricultural and stock farm products. Brazilian demand for construction equipment accounts for about 40% of total Latin American demand.

In 1975 we established Komatsu do Brasil Ltda. (KDB) to promote local production of bulldozers in Brazil. Last year marked the 30th anniversary of production in Brazil. In 1995 we transferred the production of D41 and D61 bulldozers from Japan to KDB as the North American market was a major market for medium-sized bulldozers, and positioned KDB as an exclusive manufacturer and supply base of the Komatsu Group for D41 and D61 bulldozers. Today, in addition to the bulldozers, KDB produces three models (PC160/200/200LC) of medium-sized hydraulic excavators and WA180 wheel loaders as well as cast products.

Indonesia: Further Enhancing Its Presence as Core Plant in Southeast Asia

In 1982 we established PT. Komatsu Indonesia (KI), our third offshore plant, jointly with our local distribution partner, PT United Tractors Tbk. In the course of its growth, KI built a foundry plant in 1991 and began playing the role of Komatsu Group’s supply base of cast products. At the same time, KI has grown to be a full-scale plant for construction and mining equipment, producing a wide range of equipment from medium-sized hydraulic excavators and small and medium-sized bulldozers and wheel loaders to motor graders and dump trucks.

In 2005, in response to the sharp expansion of demand for mining equipment in Indonesia and other parts of the world, KI built the second foundry plant, doubling its monthly production capacity to 1,800 tons and focusing its efforts on the production of casts parts for dump trucks and large hydraulic excavators. Also in 2005, KI started production of HD465 dump trucks and KI-original D68ESS bulldozers for the forestry industry, working to expand its product mix.

In 1995 KI went public on the Jakarta Stock Exchange, but it delisted its shares in January 2006 in line with our global strategy to enhance its maneuverability.

Thailand: Growing as Komatsu Group’s Export Base for Medium-Sized Hydraulic Excavators

We established Bangkok Komatsu Co., Ltd. (BKC) jointly with our local distribution partner, Bangkok Motor Works Co., Ltd., in 1995. As a production base exclusively for the PC200 hydraulic excavator, BKC launched the mass production of PC200 models designed for the Thai market in October 1996. However, the currency crises of July 1997 in Asia gave a devastating impact to the Thai market, drastically reducing the total demand for construction equipment in Thailand. To overcome such critical conditions, BKC promptly changed its product specifications from domestic-oriented to export-oriented with the support and guidance of Komatsu in Japan and Komatsu Asia & Pacific Pte Ltd in Singapore, the regional headquarters of Asia and Oceania. While BKC had already begun exports to other Asian countries in May 1997, it embarked on export sales to North America, the world’s largest market, in May 1998, steadily increasing the volume of production.

In response to expanding demand worldwide, centering on North America, particularly since 2003, BKC doubled its annual production capacity to 3,000 units in 2004, and exports 75% of the total production volume today. In December 2005, BKC started exports of PC200-8 models mounted with Tier III-compliant engines to North America. BKC is currently planning to add new production facilities to meet growing global demand for construction equipment with the target of securing an annual production capacity of 6,000 units in 2007.

Reman: Offering Technological Expertise and A Sense of Security as Equipment Manufacturer

To facilitate more efficient use of limited natural resources, we engage in the Reman (remanufacturing) business, in which we remanufacture key components of construction and mining equipment to the same level of quality as new ones and sell them. Reman benefits include not only recycling of natural resources but also the reduction of CO2 emissions by about 90% compared to the production of new components. In this light, we are also strengthening Reman operations as a business to contribute to environmental conservation. Today, we have seven Reman centers in the United States, Chile, Australia, Indonesia, South Africa, the United Kingdom and Japan. Looking ahead, we are going to network them like our assembly plants in order to further strengthen the Reman business.

As the mining industry has been increasing its production around the world, many Komatsu machines are working, especially in Indonesia. PT Komatsu Remanufacturing Asia (KRA), a joint-ownership company of Komatsu Asia & Pacific and United Tractors, is one of the largest Reman centers of the Komatsu Group and is equipped with the latest facilities. Operating like an assembly plant, KRA has all processes in line and conducts stringent quality inspection for each process. To support a maximum level of operating efficiency of customers’ machines, KRA prepares necessary engines and other components according to the plans based on analyzed information obtained from our Vehicle Health Monitoring System (VHMS) that has been analyzed according to individual machine conditions. In this way, KRA works to minimize machine down-time, thus maximizing the production efficiency of mining and reducing running costs at the same time. By defining capacity expansion as one of the most important management tasks, KRA is working to add new lines and employees, getting ready for a sharp increase in Reman needs.

Leading Innovative IT Applications

We have led the industry in IT applications when we defined IT utilization as one of the important strategies for the construction and mining equipment business in the 21st century. We are applying the leading-edge advances of IT evolution, not only to improve the performance of our machines per se, but to improve operations of customers and ourselves as their equipment manufacturer in the spirit of teamwork. Especially, in the emerging markets with massive land space, we provide both real-time information of their machines, working hundreds of miles away from their offices, and corresponding services.

IT Applications in China: Reforming the Value Chain

Komatsu (China) Ltd. (KC) has been advancing its efforts to develop and operate IT-based information systems. Since equipping all hydraulic excavators with the KOM-TRAX machine tracking system as a standard feature and marketing them in February 2004, over 9,000 units are working in China. We believe the KOMTRAX system provides valuable information to all parties involved, i.e., our customers, distributors and Komatsu. KC analyzes and predicts market trends based on KOMTRAX information and is promoting optimization of the marketing and production plans in China. Our distributors also have real-time access to KOMTRAX information concerning the operating hours and other conditions of machines at jobsites and engage in maintenance services accordingly. In addition, they produce and deliver monthly reports for individual machines to their customers in order to help them improve efficiency of their machine management.

In 2005, KC completed the introduction of the “KOPEN” distributor resource management system to 33 distributors, promoting their business process improvements. Furthermore in September last year, KC introduced the “KOMICS” distributor sales and service support system to three distributors in Fujian, Shandong and Shannix provinces to build the database for sales and service information in each province.

R+MCare System: Improving Efficiency of Distributors’ Support Work for Mining Contractors

Productivity is one of the most pressing concerns of mining companies. In this light, contractors need to avoid unexpected downtime of their machines and corresponding expenditures outside of the budgets. To meet such needs, we provide the Repair & Maintenance (R&M) contract to be signed by distributors and contractors. To improve their management of the R&M contract, we have recently introduced the R+MCare system. This system collects and analyzes real-time VHMS information from the machines to help our distributors plan and implement optimal repair and maintenance services. In this way, contractors will be able to not only maintain a top level of operating efficiency but also standardize the repair costs.

In June 2004, we started introducing the R+MCare to Komatsu Australia Pty. Ltd., our wholly-owned distributor, which covers the Oceania region. By linking customers’ jobsites and Komatsu Group’s plants and Reman centers on the Internet, the R+MCare has proven a number of encouraging results, including improved risk management of income and expenditures, accelerated speed of problem analyses, and enhanced quality of machines and repair work by teaming up with our Production and Development divisions. At the same time, the Production Division has been able to advance its efforts to optimize the parts inventory. Starting in April 2005, we have introduced to our distributors in other regions, such as Komatsu Southern Africa (Pty) Ltd., Komatsu Cummins Chile Ltda. and United Tractors.

Reinforcing and Training Service Engineers

The basic policy of our product support is the commitment to ensure that our customers can use their machines in complete confidence and at a minimum cost. Needless to say, this commitment lies in the technical skills of our engineers who support trouble-free operations of machines directly at customers’ jobsites. In the early 1980s, we had over 200 service engineers assigned overseas, and more than half of them worked in the regions called BRICS. In parallel with surging growth in the number of our machines at jobsites, particularly in Greater Asia, over the last few years, we have been striving to increase the number of our and our distributors’ service engineers.

Accelerating the Training of On-Site Full-Time Service Engineers

Jointly with Komatsu Asia & Pacific, we are engaged in a new training program for service engineers to reinforce our on-site support capability in mines around the world. Applicable to those with previous experience in servicing construction and mining equipment, the program consists of two parts, one month for each. In Part 1, trainees study a comprehensive range of theories, from general machine management to our product support tools, such as VHMS, KOMTRAX, R&M contracts and Reman operation. In Part 2, with cooperation of large-scale mines in Asia, we offer practical trainings in which they can apply their knowledge in the actual work environment.

Upon completing the program, engineers are assigned to mines mainly in Greater Asia and Africa as on-site full-time service engineers to support trouble-free machine operations and improve customer satisfaction. While 29 such engineers have already been assigned to the jobsites, we are continuing the program to increase the number of engineers.

Changzhou Training Center: Focusing on the Training of Service Engineers of Distributors

Changzhou Training Center in Jiangsu Province opened in 1994, and has since offered 797 courses to 11,950 trainees from distributors throughout China to date. For the current fiscal year, the Center plans to offer 130 courses to over 1,900 trainees. In addition to regular product education which covers structure and operation maintenance, the curriculum is comprehensive, including mechatronic problem diagnosis, engine overhauling, welding and service manager training.

In cooperation with Shandong Jiaotong University in Jinan, the capital city of Shandong Province, we have also offered the “Komatsu (China) Long-term Training Course for New Service Staff of Distributors” since 2004. This 10-month course is offered to new service personnel of distributors, and the curriculum consists of the following: 1) “Machine Structure and Functions” and “Basic Theories and Knowledge of Electricity and Engines” (4 months in total), 2) “Professional Repair Education for Hydraulic Excavators and Wheel Loaders” (5 months in total), and 3) “Practical Training at Production Plant” (1 month). From this course, 114 and 85 persons graduated in fiscal 2004 and fiscal 2005, respectively. For fiscal 2006, 89 students began studying in March this year.

Global Training Institute: Training Product Support Specialists

Global Training Institute (GTI) is our original program designed to train candidates for key managerial positions of product support operation. GTI covers 120 subjects with trainings for 13 weeks in total. GTI has held two sessions to date and 25 persons (three from Japan, six from the Americas, five from Europe & CIS, three from China, four from Asia & Oceania, and four from the Middle East & Africa) have graduated as candidates for product support managers.

Mynhard Jacobus Smit

Customer Support Manager for Isando Branch

Komatsu Southern Africa (Pty) Ltd.

“After completing the GTI program, I am working as Customer Support Manager of the Technical Support Department at the Isando Branch in Johannesburg. I am responsible for customer management and administrative operations in addition to three parts depots in our territory.

The GTI provided me with a better understanding of Komatsu’s policies and global business strategies. I have also been able to apply what I learned from the KAIZEN sessions to not only my own work but also my staff’s. We have already generated great results.

All in all, the GTI gave me better tools and insight to be a better manager and to lead my team better. It also promoted a better and stronger commitment to the company. All of us in the program formed very good relations because all the discussions among the trainees were very intense and resulted in more trust.”

Sergey Zavivalov

Deputy General Manager Product Support

Komatsu CIS LLC

“After returning to Russia from GTI, I continued to work as the manager of service coordination and took care of distributors and product support. I was also involved in the preparation of establishing Komatsu CIS LLC (KCIS). After the company was established, I was promoted to the current position of deputy general manager of product support.

Experience and knowledge which I gained from GTI courses have made my daily job much easier and more effective. In addition to improving internal processes, such as service job control through KAIZEN activities, we have introduced this Japanese strength to our distributors. We are also conducting two-week mini GTI courses, based on the GTI materials, for the managerial staff of our distributors.

GTI has also been very helpful for the establishment of KCIS. Exchange of experience, opinions and ideas with key managers of Komatsu Japan as well as among our GTI team members helped me to plan our Product Support department structure and activities in the frame of our new company. I firmly believe GTI is necessary and very useful to build up powerful and effective Komatsu teams all around the world.”

Environmental Conservation

We have defined environmental issues as one of our important management tasks and organizationally promoted our efforts early on. In 1991, we built our environmental management framework by creating the Earth Environment Committee chaired by the president (currently the director responsible for supervision of environment). In the following year, we established the Komatsu Earth Environment Charter and embarked on our efforts to reduce the environmental impact in our business operations, centering on the construction and mining equipment business, as the matters that Komatsu can and must do. More recently in July 2003, we revised the Charter to include the activities that the Komatsu Group as a whole is currently engaging in with awareness of corporate social responsibility from a global perspective in order to realize a sustainable society.

Global, Group-wide Safety and Environmental Affairs Meeting Held

We held the third Global Safety and Environmental Affairs Meeting in Japan from March 28 through 31, 2006. The meeting was participated in by representatives from 12 overseas subsidiaries in 10 countries and six subsidiaries in Japan for discussions and tours of Awazu, Komatsu and Osaka plants.

For this meeting, we included occupational safety and health activities on the agenda in addition to environmental conservation. Partly because the regulations concerning occupational safety and health activities differ depending on the country, their management has largely been left up to each subsidiary. In view of the fact that corporate social responsibility is growing in importance, however, we believe it has become necessary to enhance employees’ awareness of occupational safety and health around the world and to share good management methods within the Komatsu Group. From the starting point of implementing on a global scale, the participants made presentations concerning occupational safety and health activities in place at their companies and exchanged opinions.

In the area of environmental conservation, the participants discussed the measures for environmental risks: prevention and countermeasures in case of an accident, e.g., if the accidental spill of chemical substances should occur. In addition, they focused on activities for the improvement of performance (improvement of quantitative targets, such as CO2 reduction and energy savings) which have been discussed in previous meetings. It is equally important for Komatsu to develop and introduce eco-friendly products. In terms of the scale of environmental impact, the development of such products may be more important. In his speech at the meeting, Masahiro Sakane, President and CEO, also stressed the importance of environmental concerns in product development, including compliance with emission standards and fuel consumption.

In the last half of the meeting, the participants observed occupational safety and health as well as environmental conservation activities taking place mainly in the Production departments of the Awazu, Komatsu and Osaka plants. They exchanged opinions concerning specific approaches to daily management and measures to prevent the recurrence after accidents, and confirmed further improvements at their companies.

Prestigious Recognition on Eco-Friendly Products

Komatsu Hanomag GmbH (KOHAG) has achieved a lowering of the noise level inside the plant to 68 to 69dB on average, creating a worker-friendly environment. Furthermore, KOHAG’s mainstay small wheel loaders received the prestigious “Blue Angel” certification for low noise and other qualities in 2005. The “Blue Angel” is the German eco-mark, an important indicator for consumers to learn about eco-friendly products and corporate attitudes toward the environment, which is recognized throughout Europe.

Update: 15 Years of Reforestation Research Efforts in Indonesia

Komatsu equipment is deployed at many jobsites of the forestry industry. Komatsu has been engaged in the reforestation and rehabilitation of tropical forests with the dipterocarps in Indonesia since 1991. Locally called “lauan” or “meranti,” the dipterocarps have supported the Indonesian forestry industry as a wood commodity. In addition to illegal slash and burn agriculture, converting forests to other land uses and forest fires have caused the destruction of many of the dipterocarp forests. It is an urgent and paramount task for most Southeast Asian countries to rehabilitate their degraded dipterocarp forests.

One of the technical problems facing the reforestation of the dipterocarps is a stable supply of planting stocks. Coupled with irregular fruiting, the viability of their seeds is short and there is a lack of adequate seed storage techniques. In this light, vegetative propagation is a vital solution for a constant supply of dipterocarp planting stocks.

Jointly with the Forest Research and Development Agency (FORDA) of the Ministry of Forestry, Indonesia, we successfully developed a cutting propagation technique for the planting of dipterocarps and led the world in mass-propagation of the dipterocarps species. We have worked to transfer this technique to the forestry sector institutions for their reforestation activities.

In 2004, the Japan International Cooperation Agency (JICA) became interested in our technique and joined our efforts to transfer the technique to local companies and organizations. In 2006, we began transferring the technique to more than 20 private-sector and state companies as well as research institutions in Indonesia. We are supporting not only national projects but also an international project of the International Tropical Timber Organization in Indonesia.

Basic Research: 1991-1995

1992	Conducted research in vegetative propagation techniques, including tissue culture and cutting propagation.

1995	Succeeded in small-scale propagation (2,000 saplings), using the cutting propagation.

Applied Sapling Cultivation Technique: 1996-2003

1996	Conducted research and development of mass-propagation system for the saplings.

1997	Developed the Komatsu-FORDA fog cooling (KOFFCO) system, an original mass-propagation system, jointly with FORDA.

1999	Succeeded in test production of 100,000 saplings in one year.

2000	Conducted test plantation in West Java (120,000 saplings) and Sumatra (50,000).

Technology Transfer (Jointly with JICA): 2004-2006

2004	Established four model nursery centers in West Java, East and South Kalimantan and Sumatra.

2006	Began transferring the mass-propagation technique to the forestry-sector institutions.
Supporting the national and international projects in Indonesia, including the International Tropical Timber Organization’s project.

Chikaya Sakai, Ph. D. Chief Researcher Planning & Administration Department Research Division Komatsu Ltd. Manager in charge of the Plantation Project PT. Komatsu Marketing & Support Indonesia

“We are convinced that our mass-propagation techniques, such as the KOFFCO system, accumulated over the last 15 years are a valuable intellectual asset that will make vital contributions to the reforestation of the tropical forests in Southeast Asia. To make our efforts valuable, we must put them in place in Indonesia and neighboring countries to help the environmental conservation efforts of people in this region. In February 2007, the current joint project with JICA will be completed.

We would like to thank the Government of Indonesia for their support and cooperation. We are encouraged to learn about a growing number of requests for technical assistance concerning our mass propagation techniques from the forestry sector. Forestry should be a sustainable industry. It is our wish that our expertise built over the years will help the forestry sector to prosper for many years to come.”

Human Resource Development Programs

Meitaro Takeuchi, the founder of Komatsu, advocated in his corporate philosophy when he established Komatsu in 1921 as follows: “The real development of Japan’s industries is demonstrated when we export original products to the world. Only by competing against U.S. and European products which have come all the way to India and Shanghai, will we be able to realize the domestic growth of manufacturing industries as an independent nation.” He was already interested in competing with the world. Since then, starting with our first export in 1955 of motor graders to Argentina, we have grown this far, showing that overseas sales account for about 80% of our consolidated sales of construction and mining equipment today. We also operate 41 plants in 16 countries. Our service engineers are supporting customers’ machines around the world. In fact, about 45% of Komatsu Group employees are non-Japanese.

To ensure our sustainable growth into the future, it has become urgent for us to promote the growth of human resources, regardless of nationality or race, to support those who can enjoy working in the global business theater. We are working on this task through a variety of programs.

Promoting Mutual Awareness with Top Management of Overseas Subsidiaries

In April 2006, we invited 12 top management and senior officers from major overseas subsidiaries in nine countries to Tokyo and held the Global Management Seminar. The participants from abroad discussed management issues in diverse aspects with our Japanese top management team, including the president and CEO. The Seminar was designed to promote mutual awareness about what we must do for our further growth. Specifically, the Seminar was designed to 1) promote mutual understandings of Komatsu’s concepts of management and strategies, 2) share Komatsu’s corporate culture and attitudes and study the ways to infiltrate on a global scale, and 3) promote mutual understandings of issues for our globalization. All participants discussed these topics intensely.

David W. Grzelak Chairman and CEO Komatsu America Corp.

“The overseas participants in the Global Management Seminar were from different cultures with different experiences and values. To my surprise, however, we had common opinions and ideas for Komatsu’s growth and business improvements which we presented to Mr. Sakane, President and CEO of Komatsu Ltd.

About the KOMATSU Way which Komatsu Japan is developing, I feel quite comfortable with its implementation when compared with systems and processes I’m aware of in U.S. firms, because decision-making processes of Komatsu Japan are based on similar fact findings and continuous improvement activities. I would like to have all employees of Komatsu America Corp. understand this KOMATSU Way, and utilize it when engaging in continuous improvement activities.”

Fostering Systematic Growth of Key Management Officers of the Future

Since 1996 Komatsu has conducted the Selected Business Leader Training Program in order to foster the growth of candidates of key management officers who are competent in the global business environment. This program consists of the A training designed for employees aged around the mid 40s and the B training for employees aged 20s to 30s. For both courses, candidates recommended by all Komatsu Group companies are first screened through interviews and aptitude tests.

In the B training, some 30 selected employees receive lectures on management theories by university professors and engage in discussions with senior management officers for five days a month for nine months. On completion of the training, all candidates make presentations concerning solutions to management problems and other issues. This program places special emphasis on the future careers of the trainees. After completing the B training, participants are re-evaluated for future business leadership once a year for a few years. In the course of re-evaluation, they are classified individually into “a” for future executives, such as executive officers and top management of key plants and subsidiaries, “ß” for general managers or “g” for specialists. Those who have consistently attained a evaluations are assigned to important positions, such as offshore plant managers and executives of joint ownership companies.

Those who have completed the A training are sent to one-month intensive business school programs at universities in Japan and abroad. In addition to studying advanced management theories, they are expected to further enhance their awareness as business leaders by meeting participants from other companies.

As of March 31, 2006, 240 and 174 employees had completed B and A trainings, respectively. Of those who completed the B training, 31 employees have advanced to the A training. After 10 years of having this program in place, eight executive officers have been chosen from those who completed the A training.

Zhang Hong General Manager of the IT Department Komatsu (China) Ltd.

“I am currently studying in the B training. I have been learning many things by sharing the same experience with 28 other members from the Komatsu Group over six months now. As we can learn about Komatsu’s policies and strategies directly from the president and other top management officers, I have already gained very useful information and insights for my current position as general manager of IT. For me to lead future projects in China, in particular, I should be able to take a strategic stance of our overall operations in China, architecture plans and lead team activities. All in all, I have become more confident of my work.”

Review of Operations

Trends and Percentage of Sales Years ended March 31	Main Product Groups

Review of Operations

Construction and Mining Equipment

Consolidated sales* of construction and mining equipment reached ¥1,291.2 billion (US$11,036 million) for the year under review, up 21.7% over the previous year.

*	Sales made to external customers after elimination.

Segment profit of the construction and mining equipment business made a substantial gain of 82.2%, to ¥142.9 billion (US$1,221 million) for the year under review, reflecting improved selling prices and production costs in addition to boosted sales. Segment profit ratio improved to 10.9%, achieving the goal of 10% or higher.

During the year under review, we proactively expanded the production capacity of key components, such as diesel engines and hydraulic equipment, against the backdrop of strong growth in demand for construction and mining equipment. We also began construction of a new manufacturing plant for large construction equipment adjacent to the Port of Hitachinaka in Ibaraki Prefecture, and decided to build a new plant in India where demand is expected to accelerate in the near future.

Production volume continues to expand at the engine assembly line of the Oyama Plant.

The Komatsu Group concerted its efforts in the development of construction equipment by incorporating the leading-edge “ecot3” engine technology which meets the latest emission regulations of Japan, the U.S. and Europe. During the year, in Japan, North America and Europe, the Group launched sales of its stronghold medium-sized PC200 hydraulic excavator which features significant reduction in fuel consumption and noise as well as enhanced safety.

Japan While Japanese construction investments remained at about the same level from the previous year, demand for new equipment increased over the previous year, supported by the robust export of used construction equipment from Japan which further promoted market stock adjustment in Japan coupled with ongoing reconstruction projects in earthquake and typhoon-devastated areas. In this environment, the Komatsu Group worked to strengthen the used equipment business and improve the management efficiency of the rental equipment business, while expanding sales of new equipment and increasing selling prices. As a result, while the Group accommodated some factors, which pressed sales down resulting from a selective focus of business, Japanese sales remained at about the same level from the previous year.

The Americas Demand in the Americas continued to expand, driven by buoyant housing investments from the previous year in the world’s largest market of the United States and burgeoning developments of natural resources centering on Latin America. Reconstruction projects in Hurricane Katrina-destroyed areas also increased demand. In North America, the Komatsu Group boosted sales as it carried out aggressive marketing by increasing selling prices, strengthening distributorships and improving parts-delivery capability, while promoting production efficiency. Sales in Latin America were also strong, especially sales of mining equipment in Brazil and Chile.

Europe & CIS In Europe, while demand continuously increased in tandem with growth of the European Union, the Komatsu Group strengthened its distributor networks in eastern Europe and worked to improve production efficiency mainly by transferring the production of certain models among its plants within Europe. The Komatsu Group also expanded sales of forestry equipment. As a result, sales in Europe advanced over the previous year.

In the Commonwealth of Independent States (CIS: former Soviet republics), in addition to burgeoned demand in the mining and energy-related sectors, sales increased, supported by expanded demand for hydraulic excavators in Moscow and other metropolitan cities.

Forestry Equipment Business Going Strong

Through Komatsu Forest AB of Sweden, the Komatsu Group made a full-scale entry into the forestry equipment market in 2004. Against the backdrop of thriving demand for pulp, we won large-lot orders in Brazil and Russia during the year. In Brazil, for example, we received about 60 units of forestry equipment, such as forwarders and harvesters, as well as about 50 sets of attachments, including Komatsu Forest-made harvester heads. About 40 of those attachments were sold with Komatsu construction equipment, demonstrating a synergy effect with construction equipment.

Komatsu Forest-made Valmet 370E harvester head

attached to Komatsu’s PC200 hydraulic excavator

China Demand picked up momentum in China as the fiscal year began. In particular, demand for small hydraulic excavators and mini excavators accelerated. Demand for medium-sized and large equipment also expanded against the backdrop of growth in the number of resource development projects. Under these market conditions, the Komatsu Group expanded the local production of mini excavators and embarked on the production of dump trucks. We also introduced a new IT-based management system to our distributors to strengthen their corporate muscle. As a result, sales increased solidly over the previous year.

A Large-lot Order for Mining Equipment Received from Chinese Coal Mining Company

The Komatsu Group and Tomen Corporation have won a 10 billion yen-worth order for 46 units of mining equipment, including 27 units of the world’s largest class dump truck 930E, from a major coal company of China, and will start delivery during the current fiscal year. Although China is the world’s largest producer of coal, it has become urgent for her to expand coal production resulting from accelerated domestic demand under rapid economic growth. In this environment, the mining industry is working to improve production efficiency by promoting large-scale operations and eliminating and consolidating smaller-scale operations. We are sure that our large equipment with leading-edge technological advantages will make vital contributions in this regard.

Breakdown of the Order

Machine models	No. of units	Production plants
930E dump truck	27	Peoria Plant, Komatsu America Corp.
D375A bulldozer	9	Osaka Plant (Japan)
WD600 wheel dozer	6	Mooka Plant (Japan)
GD825A motor grader	4	Mooka Plant (Japan)

Asia & Oceania Indonesian demand turned downward in the civil engineering and construction sectors, as affected by the skyrocketed prices of fossil fuels. Thanks to strong demand for mining equipment in both regions, total sales continued to increase, supported especially by expanded sales of off-highway dump trucks.

The Middle East & Africa In the Middle East, demand accelerated against the back-drop of increased investment in infrastructure developments mainly in oil producing countries, resulting from a high level of crude prices. Demand also increased for mining equipment in Africa, in particular. Under good market conditions of both regions, the Komatsu Group worked to reinforce product support capabilities and boosted sales over the previous year.

Expanding Production Capacities for Construction and Mining Equipment

New Plant under Construction Adjacent to the Port of Hitachinaka on the Pacific Ocean Coast

Accompanied by population growth and urbanization worldwide, global demand for energy and natural resources is increasing sharply, and mining is burgeoning. The Komatsu Group produces large equipment for mining and other uses at the Mooka and Osaka plants in Japan, the Peoria Plant of Komatsu America Corp. in the United States, at Komatsu Mining Germany GmbH in Germany, and PT. Komatsu Indonesia. By projecting that the current high level of demand will continue, we are building a new plant in Japan to expand our production capacity. It has been 11 years since we built the new plant of Komatsu Zenoah Co. last in Japan. Construction of the new plant (Ibaraki Plant) is underway adjacent to the Port of Hitachinaka which is designated as a core international port. Scheduled to start up in January 2007, the Ibaraki Plant will produce large wheel loaders, dump trucks and other large equipment. Simultaneously, we will start up a new plant for large presses in Kanazawa City on the Japan Sea coast. For both plants, we plan to invest about 30 billion yen (US$256 million).

In addition to expanding production capacity with these new plants, we should be able to cut down on-land transportation costs and CO2 emissions considerably, as they are adjacent to the ports.

Artist’s conception of the Ibaraki Plant

Strengthening Production Capability in India

In January 2006, the Komatsu Group established Komatsu India Private Limited as a wholly owned subsidiary of Komatsu Asia & Pacific Pte Ltd. Situated in Chennai (formerly, Madras) on the southeastern coast, Komatsu India will build a new plant to produce 50- to 90-ton dump trucks and is planning to establish a sales and service base in east Kolkata (formerly, Calcutta) in a close proximity to the region where coal and iron-ore mines are concentrated. Komatsu India is working for production start up at the Chennai Plant in January 2007, like two new plants in Japan.

India, one of the BRICs, has the second largest population of one billion and the seventh largest land area of the world. In tandem with her recent economic growth, demand for construction and mining equipment is rapidly increasing. In addition to mining rich natural resources such as coal and iron ore, a number of large projects, including the construction of highways which extend 13,000 kilometers (8,125 miles) in total, and irrigation systems, are starting, which will need our earthmoving equipment.

In 1998, we established L&T-Komatsu Limited (LTK) in Bangalore, jointly with a local partner. LTK has since then produced mainly PC200 excavators. With an addition of the new plant for mining dump trucks, the Komatsu Group is going to further enhance its presence in the Indian market.

Komatsu India plans to produce the same model of dump trucks.

Production of Dump Trucks Launched in China

Komatsu (Changzhou) Construction Machinery Corporation (KCCM) has launched production of two models of dump trucks with payload capacity of 30 to 50 tons, in addition to hydraulic excavators and wheel loaders. Demand for mining equipment is expanding worldwide, and Chinese demand for dump trucks is also growing as its mines are becoming larger in scale and increasingly mechanized. KCCM is going to further expand its production capability with the target of 50 units annually in 2007. The Komatsu Group is going to strengthen its product support capabilities, including parts supply, to make contributions to the mechanization of mining operations in China.

Assembly line for dump trucks at Komatsu (Changzhou)

Construction Machinery

Global Manufacturing Operation for Construction and Mining Equipment

Assembly

		HE	WL	Bull	RDT	ADT	MG	Mini HE	SSL	BHL	TH	Mini WL	Mobil Crushers	Forestry
The Americas	Komatsu America
	Chattanooga	•				•
	Peoria				•
	Newberry								•	•
	Candiac		•
	Komatsu do Brasil	•	•	•
	Komatsu Forest													•
Europe and CIS	Komatsu UK	•
	Komatsu Hanomag		•									•
	Komatsu Utility Europe							•	•	•	•
	Komatsu Mining Germany	•
	Komatsu Forest													•
Asia	Komatsu Indonesia	•	•	•	•		•
	Bangkok Komatsu	•								•
	L&T-Komatsu	•
China	Komatsu (Changzhou) Construction Machinery	•	•		•
	Komatsu Shantui Construction Machinery	•
	Komatsu Zenoah (Shandong) Machine							•
Japan	Komatsu
	Awazu	•	•	•				•
	Osaka	•		•									•
	Rokko	•		•
	Mooka		•		•	•	•
	Komatsu Zenoah							•	•

HE :	Hydraulic excavators
WL :	Wheel loaders
Bull :	Bulldozers
RDT :	Rigid-typed dump trucks
ADT :	Articulated dump trucks
MG :	Motor graders
Mini HE :	Mini hydraulic excavators
SSL :	Skid steer loaders
BHL :	Backhoe loaders
TH :	Telescopic handlers
Mini WL :	Mini wheel loaders

Components, parts and applied products

		Engines	Hydraulic component	GET attachments	Under- carriages	Sheet metal parts	Casting parts	Cabs	Generators
The Americas	Cummins Komatsu Engine	•
	Hensley Industries			•
	Komatsu Mexicana			•
	Atommix Industria					•
Europe and CIS	Stavmek					•
	Komatsu KVX			•
	KRANEKS International					•
Asia	Komatsu Undercarriage Indonesia				•
	Pandu Dayatama Patria		•
	CABTEC THAI							•
	Hokuriku United Forging Industry				•
China	Komatsu (Changzhou) Foundry						•
	Hensley Lingfeng			•
	Komatsu Power Generation Systems (Shanghai)								•
Japan	Komatsu
	Oyama	•	•
	Komatsu Zenoah		•
	Komatsu Cummins Engine	•
	Komatsu Castex						•
	Komatsu Cabtec							•
GET : Ground engaging tools

Number of plants

	The Americas	Europe and CIS	Asia	China	Japan	Total
Assembly	6	5	3	3	5	22
Components, parts and applied products	4	3	4	3	5	19

Total	10	8	7	6	10	41

Market Introduction of New Models

In January 2006, Tier III emission standards were enforced in the United States and Europe. The Japanese government plans to enforce new emission standards in October 2006. The Komatsu Group has been aggressively launching new models with the leading-edge “ecot3” engine which has cleared the new emission standards of Europe, the U.S. and Japan. The Komatsu Group is also going to introduce other new models with enhanced performance based on the concepts of environment conservation, safety and IT.

PC200 hydraulic excavator

This excavator achieves 10% (max) reduction* of fuel consumption through electronic controls of in-house developed and manufactured engine and hydraulic equipment. It also features considerably reduced noise and enhanced safety.

*	Compared to our conventional model in the same class

D155AX large bulldozer

This dozer incorporates the innovative SIGMADOZ-ER blade for improved productivity. Its automatic transmission with lockup torque converter improves fuel consumption. All together, this dozer achieves a 25% improvement* in fuel efficiency.

*	Compared to our conventional model in the same class

WA600 large wheel loader

After extensive renewals with a larger bucket capacity, higher engine output and heavier operating weight, this new model is placed one class above. This model achieves a 20% improvement* in fuel efficiency with high-efficiency hydraulic controls of the new hydraulic system and the leading-edge engine technology.

*	Compared to our conventional model in the same class

HM300 articulated dump truck

The in-house developed automatic retarder accelerator control system offers safe and comfortable operability. Compared with conventional models, this new model improves fuel consumption while operating at low torque.

Komatsu America: Showcasing new products on field day

Komatsu America Corp. invited North American distributors and their customers to the annual Field Day event in Las Vegas from February 28, 2006 for four weeks. Komatsu America exhibited over 20 machines, including new models equipped with Tier III-compliant engines, demonstrating Komatsu’s technological and product support capabilities. The number of visitors reached 2,000 for the four weeks. In particular, the D155AX reached bulldozer (after full renewal) attracted the constant attention of visitors.

Komatsu Europe International: Showcasing new products at the INTERMAT 2006

In April 2006, the INTERMAT 2006, known as one of the world’s three largest exhibitions of earthmoving equipment, was held in Paris, France. Held once every three years, it welcomed over 200,000 visitors this year. The Komatsu Group, under the leadership of Komatsu Europe International N.V., exhibited 38 models, ranging from utility equipment to large mining equipment. Especially, the PC200 hydraulic excavator, WA500 and 600 large wheel loaders, D155AX large bulldozer, all after full renewal, attracted the keen attention of visitors. For the first time we also displayed some machines outside, demonstrating their impressive performance.

Leading-edge Engine Technology “ecot3”

Tier III emission standards, which have already been introduced in the United States and Europe and will be introduced in Japan later this year, require a substantial reduction of nitrogen oxides (NOx). To reduce the amount of NOx, you will need to lower the combustion temperature, which will, in return, increase the amount of particulate matters (PM) and worsen fuel economy. In this light, we are required to reduce both NOx and PM at the same time, while improving fuel consumption in order to lower customers’ running costs.

By taking advantage of our in-house development and manufacturing capabilities of key components, such as engines and hydraulic equipment, and electronic control technologies, and by incorporating the leading-edge technology, the Komatsu Group has overcome this technological challenge and successfully developed the “ecot3” engine technology. We are already mounting “ecot3”-based engines on new models.

Tier III-compliant engine which incorporates Komatsu’s advanced engine technology

Industrial Machinery, Vehicles and Others

Consolidated sales* of industrial machinery, vehicles and other products and services advanced 12.6% over the previous year, to ¥300.1 billion (US$2,566 million), supported by a good performance sustained by the industrial machinery and forklift truck businesses from the previous year.

Segment profit of this business reached to ¥24.2 billion (US$207 million) for the year, recording an impressive gain of 43.7% from the previous year.

*	Sales made to external customers after elimination.

Forklift Truck Business

Komatsu Forklift Co., Ltd. stepped up sales for the year by effectively capitalizing on expanded demand in emerging markets, such as China, CIS and the Middle East, in addition to strong private-sector capital investments in Japan. The company engaged in aggressive business activities, such as increasing selling prices, the market launching of renewed engine-driven forklift models and embarking on local production in China.

Production of Forklift Trucks Commenced in China

In December 2005, Komatsu Forklift Manufacturing (China) Co., Ltd. (KFMC), Komatsu Forklift’s production base in China, commenced production. Located in Jining, Shandong Province, KFMC, the second offshore plant following Komatsu Forklift U.S.A., Inc. in the United States, is responsible for the production of 2 to 3-ton engine-driven forklift trucks for the Chinese market. Demand for forklift trucks is accelerating, projected to reach 100,000 units annually in 2008.

FD30T forklift truck made by KFMC

Industrial Machinery Business

In the industrial machinery business, sales of large presses expanded, driven by growth in sales of new innovative presses which incorporate AC Servo technologies, in addition to thriving capital investments by automakers. Komatsu Industries Corporation also expanded sales, centering on medium-sized presses. In particular, the company continued to make excellent sales of the Hybrid AC Servo Press series, recording the accumulative sales of 1,000 units since their market launch in 2002. Komatsu Machinery Corporation increased sales of machine tools such as crankshaft millers as well as LCD (liquid crystal display) manufacturing-related equipment.

Working to Develop DANTOTSU Products in the Press Business with AC Servo Technologies as the Core

In 1924 Komatsu produced its first press for commercial use. In the course of over 80 years since then, we have expanded the range of our products, from small models for use in manufacturing precision parts, such as for home electronics, to large models for use in molding sheet metal parts for automobiles. Our industrial machinery business, with these presses, sheet metal machinery and machine tools, has grown to become the second core business after the construction and mining equipment business.

In particular, we have delivered 2,150 large presses to automobile plants in 32 countries, making contributions to the expanded production of cars. Now in the 21st century, motorization is advancing on a global scale and we project further growth in automobile production. In addition to making their production more efficient, automakers are looking for more energy-efficient and low-noise presses from environmental concerns. We have led competitors by introducing innovative presses which incorporate the AC Servo mechanism. We will continue to advance press technologies by capitalizing on the AC Servo mechanism for the automobile manufacturing industry.

1) AC Servo Technology for Komatsu Presses

In the 1980s we established the AC Servo technology for the transfer feeders which transfer the molded workpieces from one press to another and have since then built up technological expertise. In 1998, we led the world in the development of the AC Servo motor-driven press HCP Series for use in molding office automation products, and have continued to introduce small and medium-sized HIF and H2F Series, expanding our product range. This series has become a hit product on the market, topping the accumulated sales of 1,000 units in four years since its debut. In 2004, jointly with Toyota Motor Corporation, we introduced the world’s first large AC Servo press for use in molding automotive parts.

Large AC Servo press

2) Features of Large AC Servo Presses

High productivity	Speed: 16 strokes/min. (Our conventional model: 12 strokes/min.) Significant reduction in the number of making test dies

High-precision molding	Improved precision of molded products (Elimination of slip marks or “wrinkles”)

Super-low noise	Operating noise level: 85dB (Our conventional model: 105dB)

Energy efficiency and compact size

Pressing capacity: 30% less pressing force needed to do the same job with our conventional model Power consumption: Approx. 40% less than our conventional model

Dimensions: Approx. 50% smaller than our conventional model (Height: 10.9 meters 9 meters, Length: 28 meters 17 meters)

Improved maintenability resulting from simplified mechanism

Note: Comparison based on the AC Servo press with pressing capacity of 1,600-ton class with our conventional model

Building New Plant to Expand Production Capacity

To expand the production capacity of large presses, we are building a new plant (Kanazawa Plant) adjacent to the Port of Kanazawa on the Japan Sea coast. With start-up scheduled for January 2007, we expect to expand our capacity by about 50%. As the new plant is located in the same prefecture of Ishikawa as the Komatsu Plant where we produce large presses, many suppliers are concentrated in the vicinity, which will enable efficient production of the new plant. By taking advantage of its proximity to the port, we are well positioned to cut down both transportation costs and CO2 emissions.

Artist’s conception of the Kanazawa Plant

Review of Operations

Electronics

Consolidated sales* from the Electronics segment increased 3.2% over the previous year, to ¥110.5 billion (US$945 million). Segment profit of this business improved 13.0%, to ¥13.2 billion (US$113 million), continuing to attain a segment profit ratio of over 10%.

During the year under review, while we accommodated negative factors of reduced sales and profits resulting from the sale of Advanced Silicon Materials LLC (ASiMI), a U.S. subsidiary engaging in the manufacturing and sales of polycrystalline silicon, the silicon wafer business improved its results, enabling the overall Electronics segment to exceed the previous year’s results.

*	Sales made to external customers after elimination.

The Silicon Wafer Business Continues to Improve

Demand in the semiconductor market was buoyant during the year under review, and in tandem with the semiconductor market, the silicon wafer market was robust. Komatsu Electronic Metals Co., Ltd. (KEM) focused its efforts to strengthen its business and expand profits centering on 300mm and discrete wafers in addition to its stronghold 200mm wafers. As for 300mm wafers, KEM fully utilized its monthly production capacity of 75,000 pieces in Japan and worked to expand their sales.

Silicon wafers made by KEM

Expanding Production Capacity for 300mm Wafers

Semiconductor devise manufacturers began full-scale investments in facilities for 300mm wafers, rapidly expanding the market size for 300mm wafers. In this environment, KEM worked to expand its production capacity for 300mm wafers. In Japan, KEM increased its monthly production capacity to 75,000 pieces at the Nagasaki and Miyazaki plants together in the summer of 2005 and emphasized expansion of production volume during the year under review. Furthermore, the KEM Group began investing in integrated production facilities for 300mm wafers with a monthly production capacity of 50,000 pieces at Formosa Komatsu Silicon Corporation (FKS), which is currently producing 200mm wafers exclusively in Taiwan. FKS is going to start production of 300mm wafers before the end of 2006.

Polycrystalline Silicon Business Sold

Komatsu Ltd. had continued negotiations with Renewable Energy Corporation AS (REC), a Norwegian manufacturer of solar battery materials to systems, concerning the sale of ASiMI. After the negotiations, Komatsu America Corp., Komatsu’s U.S. subsidiary with 100% ownership interest of ASiMI, formally signed the definitive agreement with SGS Holdings Inc., a U.S. subsidiary of REC and sold 75% of its ownership interest to SGS Holdings at the end of July last year.

In 2002, ASiMI, jointly with Silicon Technologies AS, a subsidiary of REC, established Solar Grade Silicon LLC to produce and sell polycrystalline silicon for solar applications. For the establishment of this jointly owned company, ASiMI contributed its Moses Lake Plant (Washington State) in kind and held 30% of the stakes, which was included in the sale of ASiMI.

Financial Section

Financial Review

Results of Operations

(1) General

Consolidated business results of Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) for the fiscal year under review continued to renew the record-high figures in both net sales and profits, especially against the backdrop of expanded demand for construction and mining equipment around the world. Moreover, the companies accomplished the fourth consecutive year of improvements in net sales and profit, partly reflecting the successful results of the Reform of Business Structure project undertaken since 2001.

	Results for the Year	Increase
Sales	1,701.9 billion yen	18.6%
Segment profit*	176.4 billion yen	73.1%
Income before income taxes, minority interests and equity in earnings of affiliated companies	169.0 billion yen	71.3%
Net income	114.2 billion yen	93.7%

Consolidated net sales increased 18.6% over the previous year, to ¥1,701,969 million (US$14,547 million, at US$1=¥117). In the construction and mining equipment segment, Komatsu continued to accelerate sales for the year, as it effectively capitalized on demand expansion resulting from burgeoning development of natural resources and progress in infrastructure developments worldwide. In the industrial machinery, vehicles and others segment, sales of industrial machinery and forklift trucks continued to register strong gains during the year. In the electronics segment, the silicon wafer business sustained growth, increasing sales over the previous year.

Segment profit* totaled ¥176,453 million (US$1,508 million) an increase of 73.1% over the previous year. Segment profit ratio improved to 10.4%, up 3.3 percentage points, achieving the goal of 10% a year ahead of schedule. This further improvement of profitability reflects, in addition to expanded sales, the results of efforts in increasing selling prices and reducing production costs.

Note*:	Segment profit is obtained by subtracting cost of sales and selling, general and administrative expenses, from net sales in conformity with Japanese accounting principles.

Both income before income taxes, minority interests and equity in earnings of affiliated companies, and net income for the year topped the ¥100 billion mark, recording ¥169,073 million (US$1,445 million), increased 71.3% and ¥114,290 million (US$977 million), increased 93.7%, respectively. Coupled with the substantial increase in segment profit, this notable growth of profits reflects income from the sale of 75% of the Komatsu’s interest in Advanced Silicon Materials LLC, a former U.S. subsidiary engaging in production and sales of polycrys-talline silicon.

(2) Impact of Foreign Exchange Rate

In comparison to the previous year, Japanese yen was weak against both US dollar and Euro during the year under review. Due to such currency fluctuations, segment profit in the construction and mining equipment segment for the year increased by approximately ¥15.5 billion from the previous year. The impact of currency fluctuations is determined as the sum of the amounts obtained by multiplying foreign currency transactions of each entity by the change in the applicable exchange rate. However, the effects of change of selling price due to currency fluctuations were not taken into account.

(3) Sales

(In this section, the amounts of sales represent sales to the customer in each region.)

Consolidated net sales expanded 18.6% over the previous year, to ¥1,701,969 million (US$14,547 million), replacing the record-high figure renewed in the previous year. Sales in Japan increased 1.5% over the previous year, to ¥528,985 million (US$4,521 million). Sales in overseas countries increased 28.4% over the previous year, to ¥1,172,984 million (US$10,026 million).

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment climbed 21.7% over the previous year, to ¥1,291,223 million (US$11,036 million). During the year under review, Komatsu proactively expanded the production capacity of major components, such as diesel engines and hydraulic equipment. The Company also began construction of a new manufacturing plant for large construction equipment adjacent to the Port of Hitachinaka in Ibaraki Prefecture, and decided to build a new plant in India where demand is expected to accelerate in the near future.

The companies concerted their efforts in the development of construction equipment by incorporating the leading-edge “ecot3” engine technology which meets the latest emission regulations of Japan, the U.S. and Europe. During the year, in Japan, North America and Europe, the companies launched sales of their stronghold medium-sized PC200 hydraulic excavator which features significant reduction in fuel consumption and noise as well as enhanced safety.

<Japan>

While Japanese construction investments remained at about the same level from the previous year, demand for new equipment increased over the previous year, supported by the robust export of used construction equipment from Japan which further promoted market stock adjustment in Japan and ongoing reconstruction projects in earthquake and typhoon-devastated areas. In this environment, the companies worked to strengthen the used equipment business and improve management efficiency of the rental equipment business, while expanding sales of new equipment and increasing sales prices. As a result, while the companies accommodated some factors, which pressed sales down resulting from a selective focus of business, Japanese sales remained at about the same level from the previous year.

<The Americas>

Demand in the Americas continued to expand, driven by buoyant housing investments from the previous year in the world’s largest market of the United States and burgeoning developments of natural resources centering on Latin America. Reconstruction projects in Hurricane Katrina-destroyed areas also increased demand. In North America, the companies boosted sales as they increased sales prices, strengthened distributorships and improved parts delivery capability, while promoting production efficiency. Sales in Latin America were also strong, especially sales of mining equipment in Brazil and Chile.

<Europe & CIS>

In Europe, the companies strengthened its distributor networks in eastern Europe and worked to improve production efficiency mainly by transferring the production of certain models among its plants within Europe, while demand continuously increased in tandem with growth of the European Union. The companies also expanded sales of forestry equipment. As a result, sales in Europe advanced over the previous year. In the Commonwealth of Independent States (CIS: former Soviet republics), sales increased, supported by expanded demand for hydraulic excavators in Moscow and other metropolitan cities in addition to burgeoned demand in the mining and energy-related sectors.

<China>

Demand picked up momentum in China as the fiscal year began. In particular, demand for small hydraulic excavators and mini excavators accelerated. Demand for medium-sized and large equipment also expanded against the backdrop of growth in the number of resource development projects. Under these market conditions, the companies expanded the local production of mini excavators and embarked on the production of dump trucks. The companies also introduced a new IT-based management system to standardize the workflow of distributors and strengthen their corporate muscle. As a result, sales increased solidly over the previous year.

<Asia & Oceania and the Middle East & Africa>

In Asia and Oceania, Indonesian demand turned downward in the civil engineering and construction sectors, as affected by the skyrocketed prices of fossil fuels. Thanks to strong demand for mining equipment in both regions, total sales continued to increase, supported especially by expanded sales of off-highway dump trucks.

In the Middle East, demand accelerated against the backdrop of increased investment in infrastructure developments mainly in oil producing countries, resulting from a high level of crude prices. Demand also increased for mining equipment, in particular, in Africa. Under good market conditions of both regions, Komatsu worked to reinforce product support capabilities and boosted sales over the previous year.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other products and services increased 12.6% over the previous year, to ¥300,160 million (US$2,566 million).

Komatsu Forklift Co., Ltd. stepped up sales for the year by effectively capitalizing on expanded demand in emerging markets, such as China, CIS and the Middle East in addition to strong private-sector capital investments in Japan. The company engaged in aggressive business activities, such as increasing sales prices, the market launching of renewed engine-driven forklift models and embarking on local production in China.

In the industrial machinery sector, the Company’s Industrial Machinery Division expanded sales of large presses, centering on new innovative presses which incorporate AC Servo technologies, against the backdrop of thriving capital investments by automakers. By anticipating future growth in demand for large presses, the Company is going to build a new plant adjacent to the Port of Kanazawa in Ishikawa Prefecture to expand its production capacity. Komatsu Industries Corporation also expanded sales, centering on medium-sized presses. In particular, the company continued to make excellent sales of the Hybrid AC Servo Press series, recording the accumulative sales of 1,000 units since their market launch in 2002. Komatsu Machinery Corporation increased sales of machine tools such as crankshaft millers as well as LCD (liquid crystal display) manufacturing-related equipment.

Electronics

While the sale of the polycrystalline silicon business in 2006 reduced sales of the electronics segment, the silicon wafer business improved significantly, increasing consolidated net sales from the electronics segment by 3.2% over the previous year, to ¥110,586 million (US$945 million) for the year. Demand in the semiconductor market was buoyant throughout the year under review, and in tandem with the semiconductor market, the silicon wafer market was robust. Komatsu Electronic Metals Co., Ltd. (KEM) focused its efforts to strengthen its business and expand profits centering on 300mm and discrete wafers in addition to its stronghold 200mm wafers. As for 300mm wafers, KEM fully utilized its monthly production capacity of 75,000 pieces in Japan and worked to expand their sales. In Taiwan, KEM set out to start up a new integrated production with a monthly capacity of 50,000 pieces.

(4) Cost of Sales, Selling, General and Administrative Expenses

Accompanying the rise in sales, costs of sales rose by 16.9% over the previous year to ¥1,247,656 million (US$10,664 million). Our efforts at reducing manufacturing costs contributed to a 1.1 point improvement in the cost of sales to sales ratio to 73.3% from the previous term. Selling, general and administrative expenses (SG&A) rose by 4.5% over the previous year to ¥277,860 million (US$2,375 million), primarily due to higher direct selling expenses, which is in line with the increase in sales volume during the year ended March 31, 2006. Although the expenses for research and development, reinforcement of sales and product support organization and management of safety, environment and compliance increased, the ratio of SG&A to sales fell by 2.2 points from the previous year to 16.3% due to the reduction in fixed cost as part of the Reform of Business structure project. Moreover, research and development expenses, which are included in cost of sales and SG&A, rose by 8.1% year over year to ¥50,211 million (US$ 429 million). Among the main factors responsible for this increase are the development of new Unique and Unrivaled products, development of next generation engines that comply with new emissions regulations, and aggressive development of products in the construction and mining equipment division.

(5) Segment Profit

Segment profit in the construction and mining equipment segment increased by ¥64,477 million over the previous year to ¥142,904 million (US$1,221 million). This increase was primarily due to positive factors such as expanded gross margin as a result of increased sales volume, gain from foreign exchange rate fluctuations, price raise and cost reduction which outweighed negative factors such as soaring prices of steel materials, tires, and other parts purchased and increase of fixed cost for research and development and reinforcement of sales and product support organization.

With regards to the industrial machinery, vehicle and others segment, the expansion in the businesses of Komatsu Forklift Co., Ltd., Komatsu Zenoah Co., Komatsu Industries Corp., Komatsu Machinery Corp., Komatsu Logistics Corp., Komatsu Engineering Corp., and other subsidiaries also experienced an increase in profits by ¥7,366 million to ¥24,223 million (US$207 million).

In the electronics segment, while the sale of the polycrys-talline silicon business reduced segment profits of the electronics segment, Komatsu Electronics Metals Co., Ltd. which manufactures and sells silicon wafers allowed profits to reach ¥13,244 million (US$113 million) by ¥1,525 million over the previous year. Consequently overall consolidated segment profit improved further by ¥74,530 million from the previous year to ¥176,453 million (US$1,508 million).

(6) Other Income (Expense)

Interest and other income of ¥28,750 million (US$246 million) was up ¥8,703 million compared with ¥20,047 million in the previous year. The increase was due to a ¥1,484 million increase in interest income, a gain of ¥18,484 million principally due to the sale of the Komatsu’s ownership interest in the polycrystalline silicon business, and an increase of ¥2,343 million in net gain from the sale of investment securities over prior year levels. These increases were partially offset by an ¥11,269 million gain on sale of property and a net exchange gain of ¥2,441 million which did not reoccur in the current year.

Other expense of ¥14,917 million (US$127 million) was up ¥7,059 million from ¥7,858 million in the previous year. The increase was due to additional impairment losses on the disposal of fixed assets in the current year of ¥4,298 million and net exchange losses of ¥1,545 million.

(7) Income Before Income Taxes, Minority Interests and Equity in Earnings of Affiliated Companies

Income before income taxes rose by ¥70,370 million to ¥169,073 million (US$1,445 million) in the current year from the ¥98,703 million recorded during the previous year.

(8) Income Taxes

Corporate income taxes increased by ¥10,977 million to ¥47,021 million (US$402 million) from an income tax expense of ¥36,044 million for the previous year. The actual effective tax rate was 27.8% from 36.5% for the previous year. The difference between the combined statutory tax rate of 40.8% and the actual effective tax rate of 27.8% was caused by a realization of tax benefits on operating losses of subsidiaries, income of foreign subsidiaries taxed at a rate lower than the Japanese statutory rate offset in part by operating losses for which no benefit has been recognized and non deductible expenses.

(9) Minority Interests in Income of Subsidiaries

Both Komatsu Electronics Metals Co., Ltd. and its subsidiary Formosa Komatsu Silicon Corporation increased earnings as a result of their favorable business performances and their attribution to minority shareholders increased. Consequently, minority interests in income of subsidiaries increased to ¥10,467 million (US$89 million) from ¥4,588 million in the last year.

(10) Equity in Earnings of Affiliated Companies

Thanks to the improvement in earnings of affiliated companies held under the equity accounting method, their contributions improved from ¥939 million in profit in the previous year to ¥2,705 million (US$23 million) profit in the year under review.

(11) Net Income

Net income during the year under review by 93.7% to ¥114,290 million (US$977 million) from the previous year’s level of ¥59,010 million. Similarly net income per share rose to ¥115.13 from ¥59.51 in the previous year. (The earnings per share diluted is ¥114.93 and ¥59.47 respectively for the year and previous year.)

Liquidity and Capital Resources

(1) Funding and Liquidity Management

Our principal financial policy is to keep sufficient capital resources necessary for our business and to retain appropriate level of liquidity.

We fund the future capital expenditures and working capital through cash generated by operations and funding. Our interest bearing debt as of March 31, 2006 totaled ¥377,913 million (US$3,230 million), down ¥54,378 million from the previous year end, and our net interest bearing debt after deducting cash and deposits also decreased by ¥26,867 million to ¥307,862 million (US$2,631 million). This movement reflected the repayment of interest bearing debt through cash provided by operating activities. As a result, our net debt to equity ratio as of March 31, 2006 came down to 0.49, 0.21 point improvement from the previous year.

Our short-term debt as of March 31, 2006 increased by ¥13,173 million to ¥98,130 million (US$839 million), while long-term debt including current maturities decreased by ¥67,551 million to ¥279,783 million (US$2,391 million) over the same period. Short-term debt primarily consists of short-term bank loans and is used as working capital by the group companies. Long-term debt excluding market value adjustments consists of ¥145,020 million in loans from banks, insurance companies and other financial institutions, ¥57,071 million in Euro Medium Term Notes (EMTN), ¥20,000 million in unsecured bonds due 2007, ¥10,000 million in unsecured bonds due 2009, and ¥47,692 million in capital lease obligations, most of which are used primarily for capital expenditures and long-term working capital.

The Company has established a program to issue up to ¥100,000 million of variable term bonds and the Company, Komatsu Finance America Inc., Komatsu Europe Coordination Center N.V. hold 1.2 billion US Dollar EMTN Program to suit the requirements of our medium to long-term funding demands. Outstanding borrowings under these programs were ¥57,071 million (US$488 million) at March 31, 2006. The Company and certain of its consolidated subsidiaries have established programs to securitize trade notes and accounts receivables for the purpose of accelerating the receipt of cash related to its finance receivables and diversifying the funding source. As of March 31, 2006 the balance of securitized receivables stood at ¥172,010 million (US$1,470 million) and were not reflected in our consolidated balance sheet.

Because of increase in receivables and inventories due to the expansion of sales, our working capital as of March 31, 2006, increased by ¥86,060 million to ¥259,058 million (US$2,214 million). The current ratio as of March 31, 2006 stood at 137.6%, which was an increase of 10.7 points from the previous year. Judging from the current levels of the working capital and the current ratio, we believe that we maintain an adequate level of liquidity. Short-term funding demand is covered mainly by cash flows from operating activities, and also by bank loans, securitized receivables and commercial papers. Komatsu and certain consolidated subsidiaries maintain committed credit line agreements totaling ¥43,267 million (US$370 million) with financial institutions to secure the liquidity with the unused amount being ¥36,796 million (US$314 million) as of March 31, 2006. The Company is also party to a committed ¥50,000 million (US$427 million) commercial paper program of which the entire committed facility was unused as of March 31, 2006.

(2) Cash Flows

Net cash provided by operating activities increased by ¥14,738 million over the previous year, to ¥136,107 million (US$1,163 million), due to further improvements of business results which covered an increase in working capital against the backdrop of expanded market demand. Net cash used in investing activities totaled ¥81,792 million (US$699 million), an increase of ¥44,061 million from the previous year, reflecting increased investments made to aggressively expand production capacities and improve productivity in Japan and overseas, which offset the proceeds from the sale of the polycrystalline silicon business. Net cash used in financing activities amounted to ¥83,460 million (US$713 million), an increase of ¥25,625 million from the previous year, due to the continued reduction of interest-bearing debt to further improve the financial position.

As a result, cash and cash equivalents totaled ¥69,997 million (US$598 million) at March 31, 2006, a decline of ¥27,513 million compared to a year ago.

(3) Capital Expenditures

With a prime focus on the Construction and Mining Equipment Business, we invested in the development and production of the DANTOTSU (Unique and Unrivaled) products and other new products in response to the latest emission regulations of Japan, the U.S. and Europe for the purpose of improving the competitiveness of our product lines. In addition, we responded to a rising level of demand for large mining equipment by bolstering our production capacity for main components of our equipment, such as hydraulics and final drives, and the components for large-size equipment. In the Industrial Machinery, Vehicles and Others Business, we invested for the purpose of improving productivity, in replacing aged production facilities, and development and production of new models. In the Electronic Business, in addition to increasing our production capacity for 300-millimeter silicon wafers, we also invested in improving productivity and in shifting to higher-quality products in 200-millimeter silicon wafers.

As a result, our capital expenditures, on a consolidated basis, for the fiscal year ended March 31, 2006 were ¥136,628 million (US$1,168 million), an increase of ¥47,609 million from the previous fiscal year.

(4) Contractual Obligations

The following table sets forth Komatsu’s contractual obligations as of March 31, 2006.

	Millions of yen
	Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations	98,152	98,152	—	—	—
Long-term debt obligations (excluding Capital lease obligations)	234,460	73,162	107,068	52,618	1,612
Capital (Finance) lease obligations	47,692	12,454	22,380	10,225	2,633
Operating lease obligations	11,797	2,895	3,856	1,982	3,064
Interest on interest-bearing debt	13,315	7,598	4,063	1,310	344
Pension and other postretirement obligations	5,154	5,154	—	—	—

Total	410,570	199,415	137,367	66,135	7,653

	Millions of U.S. dollars
	Cash payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt obligations	839	839	—	—	—
Long-term debt obligations (excluding Capital lease obligations)	2,004	625	915	450	14
Capital (Finance) lease obligations	408	107	191	87	23
Operating lease obligations	101	25	33	17	26
Interest on interest-bearing debt	113	64	35	11	3
Pension and other postretirement obligations	44	44	—	—	—

Total	3,509	1,704	1,174	565	66

1.	Short-term and long-term debt obligations exclude SFAS No.133 market value adjustments of ¥22 million (US$0.2 million) and ¥2,369 million (US$20 million), respectively.

2.	Interest on interest-bearing debt is based on rates in effect at March 31, 2006.

3.	Pension and other postretirement obligations reflect contributions expected to be made in the year ending March 31, 2007. only as the amount of funding obligations beyond the next year are not yet determinable.

Commitments for capital expenditures outstanding at March 31, 2006 aggregated approximately ¥18,300 million (US$156 million).

Business Risks

The Komatsu Group (Komatsu Ltd. and consolidated subsidiaries) believes that it maintains its management strategy and resources to win against the competition based on available information. The Komatsu Group has identified, within a foreseeable scope, the following primary risk factors in the surrounding business and other environments.

1	Economic and market conditions

As the Komatsu Group engages in business on a global basis, its market and competitive conditions differ by region. The demand for Komatsu Group’s products and business environment for the Komatsu Group could change substantially, affected by the regional market and political and economic conditions.

Both construction and mining equipment business and industrial machinery, vehicles and others business are generally economy-cyclical in advanced economic regions. Therefore, factors which are beyond the control of the Komatsu Group, such as housing starts, industrial production level, public investments in infrastructure development, and private-sector capital outlays, could affect demand for Komatsu Group’s products, bring about an improper balance between inventory level and production capacity, and consequently force down the sales prices for Komatsu Group’s products. Such changes in the business environment could produce lowered profitability and additional expenses, and could result in adverse effects on Komatsu Group’s growth strategy and results of operations.

Electronics business, centering on silicon wafers, experiences very drastic changes in market conditions and demand. Such changes in the business environment could affect Komatsu Group’s results of operations. Reduced sales volume and lowered sales prices of silicon wafers caused by changes in the semiconductor market and fluctuations in supply and demand could substantially affect the profitability of the electronics business, and give unfavorable effects to Komatsu Group’s results of operations.

2	Foreign currency exchange rate fluctuation

Approximately 70% of Komatsu Group’s total sales come from sales outside Japan, and a substantial portion of overseas sales is affected by foreign currency exchange rate fluctuations. In general, the Japanese yen’s appreciation against other currencies negatively affects Komatsu Group’s results of operations, while the yen’s depreciation affects them positively. Foreign currency exchange rate fluctuations could also affect the comparative prices of products that the Komatsu Group and foreign competitors sell in the same market and costs of materials used in production. The Komatsu Group is working to alleviate the effect of such foreign currency exchange rate fluctuations by diversifying plant locations and placing production bases close to the market. The Komatsu Group also engages in hedging activities to minimize the effects of short-term foreign currency exchange rate fluctuations. However, the foreign currency exchange rate fluctuations beyond the projected fluctuation range could adversely affect Komatsu Group’s results of operations.

3	Fluctuations in the financial markets

The Komatsu Group is working to improve efficiency of assets to reduce interest-bearing debt as much as possible. The Komatsu Group had short-and long-term interest-bearing debt of approximately ¥380 billion in total at March 31, 2006. While the effects of interest rate fluctuations are alleviated since interest rates for about half of such interest-bearing debts are fixed, an increase in interest rates will continue to result in an increase in interest expenses, reducing Komatsu Group’s profit.

Fluctuations in the financial markets, such as fluctuations of the fair value of marketable securities and interest rates, could also increase the unfunded obligation of pension plans, which would result in an increase in periodic pension costs. Such increase in interest expenses and pension costs may adversely affect Komatsu Group’s results of operations and financial conditions.

4	Local regulations

The Komatsu Group engages in business in many countries of the world, and is exposed to political and economic risks in each country where it operates. If the government of a given country enacts new regulations in the area of import/export duties, quotas, currency restrictions and taxation, etc., which are unfavorable for the Komatsu Group, the Komatsu Group may have to bear related costs in order to comply with such regulations. It is impossible for the Komatsu Group to predict such future costs, and they could negatively affect Komatsu Group’s results of operations.

5	Environmental laws and regulations

Komatsu Group’s operations and products need to comply with increasingly stringent environmental laws and regulations in the numerous countries in which the Komatsu Group operates. The Komatsu Group expends a significant amount of management resources to comply with regulations concerning the emissions levels of its manufacturing facilities and products. The Komatsu Group also expends a large amount of research and development expenses to develop products which meet such laws and regulations. However, if such laws and regulations are revised in the future, the Komatsu Group may have to bear more costs and capital expenditures to comply with newly set standards and the increase of such costs could adversely affect Komatsu Group’s results of operations.

6	Product liability claims

The Komatsu Group works to sustain and ensure Quality and Reliability of its operations and products based on stringent standards established in-house. However, if any unexpected defect in Komatsu Group’s equipment should result in accidents, it could cause product liability claims to be filed against the Komatsu Group. If they should not be covered by insurance, the Komatsu Group would have to bear the costs, which could consequently reduce Komatsu Group’s profit.

7	Business alliances and collaborative relationships

The Komatsu Group has entered into various alliances and collaborative relationships with distributors, suppliers and other third parties to reinforce its international competitiveness. Through such arrangements, the Komatsu Group has built it procurement and sales networks around the world and is working to improve its product development, production, supply and service capabilities. While the Komatsu Group expects its alliances and collaborative relationships to be successful, if the Komatsu Group could not attain expected results or alliances and/or if collaborative relationships were terminated, such developments could adversely affect Komatsu Group’s results of operations.

8	Procurement, production and other matters

Komatsu Group’s procurement of parts and materials is exposed to the effects of commodity price fluctuations. The surging prices of commodities increase the costs of materials for Komatsu Group’s products and production costs. At the same time, this market condition for commodities can result in a short supply of parts and materials, making it difficult for the Komatsu Group to engage in timely procurement and production and thus lowering Komatsu Group’s production efficiency. For increased costs for materials, the Komatsu Group plans to reduce other costs and pass on the increased costs through prices of its products. Concerning the problems of timely procurement and production, the Komatsu Group plans to minimize the effects by promoting closer collaboration among all related divisions. However, the more-than-anticipated surging price of materials and prolonging tight supply and demand thereof could adversely affect Komatsu Group’s results of operations.

9	Information security

The Komatsu Group might obtain information concerning customers and individuals in the course of business activities. The Komatsu Group also has confidential marketing and technological information. The Komatsu Group is paying the closest attention to confidentiality of such information. To safekeep such information from unauthorized access, tampering, destruction, leakage, losses and other damages, the Komatsu Group is implementing appropriate safety measures, including rational technological measures, while strengthening information management capabilities. If accidents should occur, such as a leakage of information concerning customers and individuals, the Komatsu Group would have to account for liability for damage, and such accidents could adversely affect Komatsu Group’s reputation and confidence. Leakage and misuse of Komatsu Group’s confidential marketing and technological information by a third party could adversely affect Komatsu Group’s results of operations.

10	Natural calamity and accidents

As the Komatsu Group conducts global business, it operates and maintains development, production, sales and other business facilities in many countries. The Komatsu Group is exposed to the risk of negative effects on its results of operations, when natural disasters, such as earthquakes and floods, and accidents occur on an unpredictable scale, devastatingly damage one or more facilities to the extent that such facilities’ operations cannot be recovered in a short period of time, and cause delays or disruption of procurement of materials and parts, production or sales and service activities.

Market Risk Exposure

The companies are exposed to market risk primarily from changes in foreign currency exchange rates and interest rates with respect to international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative financial transactions pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. However, because of the counterparties’ satisfactory credit ratings, none are expected to fail to meet their obligations.

Foreign Exchange Risk

To reduce foreign exchange risks against foreign currency denominated assets and liabilities, the companies execute forward exchange contracts and option contracts in a range of 50% to 100% of their projected cash flow in foreign currencies.

The following table provides information concerning derivative financial instruments of the companies in relation to foreign currency exchange transactions existing as of March 31, 2006, which are translated into yen at the rate used on that date, together with the related weighted average contractual exchange rates as of March 31, 2006. As of March 31, 2006, the notional amount of option contracts is ¥2,128 million (US$18,188 thousand).

	Millions of yen (except average contractual rates)
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	US$/SEK	US$/EUR	EUR/SEK	Others	Total
Contract amounts	¥47,901	¥11,472	¥2,264	¥2,172	¥1,624	¥4,242	¥69,675
Average contractual rates	114.88Yen/US$	138.64Yen/EUR	7.76SEK/US$	0.83EUR/US$	9.38SEK/EUR	—	—

Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/Yuan	Yen/A$	US$/EUR	Others	Total
Contract amounts	¥11,125	¥6,343	¥4,822	¥2,792	¥1,565	¥9,009	¥35,656
Average contractual rates	0.69GBP/EUR	17.43Yen/ZAR	14.42Yen/Yuan	85.63Yen/A$	1.20US$/EUR	—	—

	Thousands of U.S. dollars
Forwards to sell foreign currencies:	US$/Yen	EUR/Yen	US$/SEK	US$/EUR	EUR/SEK	Others	Total
Contract amounts	$409,411	$98,051	$19,350	$18,564	$13,880	$36,257	$595,513

Forwards to buy foreign currencies:	GBP/EUR	Yen/ZAR	Yen/Yuan	Yen/A$	EUR/US$	Others	Total
Contract amounts	$95,085	$54,214	$41,214	$23,863	$13,376	$77,000	$304,752

Interest Rate Risk

To reduce risks and hedge variability of cash flow, the companies engage in certain interest rate swaps, cross-currency swaps and cap option transactions for interest payment and interest receipt. Certain interest rate swap contracts do not qualify as hedges and are recorded at the fair value and the resultant gains and losses are recognized as income and expenses.

The following tables provide information concerning debt obligations excluding capital lease obligations (including due within one year), interest rate swaps, cross-currency swaps and interest caps. For debt obligations, the tables present fair value, principal cash flows and related weighted average interest rates by expected maturity dates. For interest rate and cross-currency swaps, the following tables present fair value, notional amounts and weighted average receive and pay interest rates. For interest caps, the following tables present fair value, notional amounts and its average strike rate.

Long-term debt excluding capital lease obligations (including due within one year)

	Millions of yen
				Expected maturity date
	Average interest rate	Fair value	Total	2007	2008	2009	2010	2011	Thereafter
Japanese yen bonds	1.46%	¥29,465	¥30,000	¥—	¥20,000	¥—	¥10,000	¥—	¥—
Euro medium-term notes (relating to variable interest rate)	4.49%	57,071	59,440	26,246	5,207	15,616	5,381	6,990	—
Loans, principally from banks (relating to variable interest rate)	0.77%	43,462	43,462	37,618	52	5,741	18	20	13
Loans, principally from banks (relating to fixed interest rate)	1.74%	98,940	101,558	9,298	27,783	32,669	25,349	4,860	1,599

Total		¥228,938	¥234,460	¥73,162	¥53,042	¥54,026	¥40,748	¥11,870	¥1,612

Interest rate swaps, cross-currency swaps and interest caps

	Millions of yen
	Average interest rate		Fair value	Total	Expected maturity date
	Receive	Pay			2007	2008	2009	2010	2011	Thereafter
U.S. dollar interest rate swap	4.52%	3.82%	¥1,454	¥124,926	¥59,022	¥40,387	¥20,063	¥5,454	¥—	¥—
Yen/US$ cross-currency swap	0.95%	5.09%	(2,201)	53,500	16,500	12,000	12,000	6,000	7,000	—
Yen/EUR cross-currency swap	0.45%	2.80%	(770)	14,000	9,000	1,000	2,000	2,000	—	—
Euro interest cap	—	4.02%	14	16,224	86	5,670	5,384	5,084	—	—
Others			(26)	4,232	621	801	881	1,929	—	—

Total			¥(1,529)	¥212,882	¥85,229	¥59,858	¥40,328	¥20,467	¥7,000	¥—

Long-term debt excluding capital lease obligations (including due within one year)

	Thousands of U.S. dollars
				Expected maturity date
	Average interest rate	Fair value	Total	2007	2008	2009	2010	2011	Thereafter
Japanese yen bonds	1.46%	$251,838	$256,410	$—	$170,940	$—	$85,470	$—	$—
Euro medium-term notes (relating to variable interest rate)	4.49%	487,786	508,034	224,325	44,504	133,470	45,991	59,744	—
Loans, principally from banks (relating to variable interest rate)	0.77%	371,470	371,470	321,521	444	49,069	154	171	111
Loans, principally from banks (relating to fixed interest rate)	1.74%	845,641	868,018	79,470	237,462	279,222	216,658	41,539	13,667

Total		$1,956,735	$2,003,932	$625,316	$453,350	$461,761	$348,273	$101,454	$13,778

Interest rate swaps, cross-currency swaps and interest caps

	Thousands of U.S. dollars
	Average interest rate				Expected maturity date
	Receive	Pay	Fair value	Total	2007	2008	2009	2010	2011	Thereafter
U.S. dollar interest rate swap	4.52%	3.82%	$12,427	$1,067,744	$504,462	$345,188	$171,479	$46,615	$—	$—
Yen/US$ cross-currency swap	0.95%	5.09%	(18,812)	457,265	141,026	102,564	102,564	51,282	59,829	—
Yen/EUR cross-currency swap	0.45%	2.80%	(6,581)	119,658	76,923	8,547	17,094	17,094	—	—
Euro interest cap	—	4.02%	120	138,667	735	48,462	46,017	43,453	—	—
Others			(222)	36,170	5,307	6,846	7,530	16,487	—	—

Total			$(13,068)	$1,819,504	$728,453	$511,607	$344,684	$174,931	$59,829	$—

Ten-Year Summary

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31

	Millions of yen (except per share amounts)
	2006	2005	2004
For the fiscal period
Net sales	¥1,701,969	¥1,434,788	¥1,196,418
Cost of sales	1,247,656	1,066,887	881,231
Income (loss) before income taxes, minority interests, equity in earnings of affiliated companies and cumulative effect of accounting changes	169,073	98,703	27,036
Net income (loss)	114,290	59,010	26,963
As percentage of sales	6.7%	4.1%	2.3%
Capital expenditures	136,628	89,019	78,049

At fiscal period-end
Total assets	¥1,652,125	¥1,449,068	¥1,348,645
Working capital	259,058	172,998	191,680
Property, plant and equipment	400,667	366,660	367,361
Long-term debt—less current maturities	195,203	217,714	307,143
Shareholders’ equity	622,997	477,144	425,507
As percentage of total assets	37.7%	32.9%	31.6%

Per share data
Net income (loss) per share:
Basic	¥115.13	¥59.51	¥27.17
Diluted	114.93	59.47	27.16
Cash dividends per share	14.00	9.00	6.00
Shareholders’ equity per share	626.98	481.27	428.73

	Yen per U.S. dollar
	2006	2005	2004
Other information
Exchange rate into U.S. dollars (per the Federal Reserve Bank of New York):
At fiscal period-end	¥117	¥107	¥104
Average for the fiscal period	114	107	113
Range for the fiscal period:
High	120	111	120
Low	105	103	104

1.	Net income in 2003 includes a charge of ¥265 million for the cumulative effect of accounting changes for goodwill and other intangible assets.

2.	Total assets and shareholders’ equity in 2002 include the cumulative effect of adopting SFAS No. 133.

Millions of yen (except per share amounts)
2003	2002	2001	2000	1999	1998	1997

¥1,089,804	¥1,035,891	¥1,096,369	¥1,055,654	¥1,061,597	¥1,104,077	¥1,098,916
815,557	792,748	804,700	796,820	807,255	826,627	827,665

12,905	(106,724)	20,064	19,395	(9,604)	40,252	45,769
3,009	(80,621)	6,913	13,395	(12,378)	19,241	18,160
0.3%	(7.8)%	0.6%	1.3%	(1.2)%	1.7%	1.7%
70,473	74,468	79,310	57,728	114,874	123,026	70,604

¥1,306,354	¥1,340,282	¥1,403,195	¥1,375,280	¥1,524,600	¥1,561,662	¥1,512,730
175,764	100,564	135,990	164,643	218,843	160,162	159,007
400,087	405,301	438,795	397,534	440,706	393,603	299,098
310,717	257,180	238,349	245,289	292,250	196,898	163,590
395,366	395,143	474,257	490,454	495,643	524,201	541,933
30.3%	29.5%	33.8%	35.7%	32.5%	33.6%	35.8%

¥3.09	¥(84.46)	¥7.24	¥13.85	¥(12.77)	¥19.60	¥18.26
3.09	(84.46)	7.24	13.76	(12.77)	19.32	18.02
6.00	6.00	6.00	6.00	8.00	8.00	8.00
398.34	414.02	497.12	507.26	511.54	540.50	550.79

Yen per U.S. dollar
2003	2002	2001	2000	1999	1998	1997

¥118	¥133	¥126	¥103	¥118	¥133	¥124
121	126	112	110	128	124	113

128	134	126	121	145	133	124
118	119	106	102	113	115	105

Consolidated Balance Sheets

Komatsu Ltd. and Consolidated Subsidiaries

March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
Assets	2006	2005	2006
Current assets
Cash and cash equivalents (Note 9)	¥69,997	¥97,510	$598,265
Time deposits	54	52	462
Trade notes and accounts receivable, less allowance for doubtful receivables of ¥11,786 million ($100,735 thousand) in 2006 and ¥14,664 million in 2005 (Notes 1, 4 and 9)	397,998	316,828	3,401,692
Inventories (Notes 1 and 5)	370,074	307,002	3,163,026
Deferred income taxes and other current assets (Notes 1, 6, 15, 19 and 22)	109,778	94,105	938,273

Total current assets	947,901	815,497	8,101,718

Long-term trade receivables (Notes 1 and 4)	72,844	80,856	622,598

Investments
Investments in and advances to affiliated companies (Notes 1 and 7)	21,726	19,032	185,692
Investment securities (Notes 1, 6 and 20)	94,744	63,153	809,778
Other	9,047	1,262	77,325

Total investments	125,517	83,447	1,072,795

Property, plant and equipment—less accumulated depreciation (Notes 1, 8, 9 and 16)	400,667	366,660	3,424,504

Goodwill (Notes 1 and 10)	22,000	21,277	188,034

Other intangible assets (Notes 1 and 10)	25,418	25,635	217,248

Deferred income taxes and other assets (Notes 1, 15, 19 and 20)	57,778	55,696	493,829

	¥1,652,125	¥1,449,068	$14,120,726

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

	Millions of yen		Thousands of U.S. dollars (Note 1)
Liabilities and Shareholders’ Equity	2006	2005	2006
Current liabilities
Short-term debt (Notes 9 and 11)	¥98,130	¥84,957	$838,718
Current maturities of long-term debt (Notes 9, 11, 16 and 20)	84,580	129,620	722,906
Trade notes and accounts payable	304,776	266,112	2,604,923
Income taxes payable (Note 15)	37,004	12,234	316,274
Deferred income taxes and other current liabilities (Notes 1, 15 and 19)	164,353	149,576	1,404,726

Total current liabilities	688,843	642,499	5,887,547

Long-term liabilities
Long-term debt (Notes 9, 11, 16 and 20)	195,203	217,714	1,668,402
Liability for pension and retirement benefits (Notes 1 and 12)	45,148	54,709	385,880
Deferred income taxes and other liabilities (Notes 1, 15, 19 and 20)	52,065	18,056	445,000

Total long-term liabilities	292,416	290,479	2,499,282

Minority interests	47,869	38,946	409,137

Commitments and contingent liabilities (Note 18)
Shareholders’ equity (Notes 1 and 13)
Common stock:
Authorized 3,955,000,000 shares in 2006 and 2005
Issued 998,744,060 shares in 2006 and 2005
Outstanding 993,645,492 shares in 2006 and 991,420,696 shares in 2005	67,870	67,870	580,085
Capital surplus	136,137	135,792	1,163,564
Retained earnings:
Appropriated for legal reserve	23,416	22,341	200,137
Unappropriated	376,522	277,196	3,218,137
Accumulated other comprehensive income (loss) (Notes 1, 6, 12 and 14)	23,095	(21,485)	197,393
Treasury stock at cost, 5,098,568 shares in 2006 and 7,323,364 shares in 2005 (Note 13)	(4,043)	(4,570)	(34,556)

Total shareholders’ equity	622,997	477,144	5,324,760

	¥1,652,125	¥1,449,068	$14,120,726

Consolidated Statements of Income

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Revenues and other
Net sales (Notes 1 and 7)	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744
Interest and other income (Note 23)	28,750	20,047	11,945	245,726

Total	1,730,719	1,454,835	1,208,363	14,792,470

Costs and expenses (Notes 16 and 23)
Cost of sales	1,247,656	1,066,887	881,231	10,663,726
Selling, general and administrative	277,860	265,978	249,261	2,374,872
Interest	12,733	11,209	14,915	108,829
Impairment loss on long-lived assets held for use (Note 1)	4,899	4,200	19,051	41,872
Impairment loss on goodwill (Note 1 and 10)	3,581	—	—	30,607
Other (Note 23)	14,917	7,858	16,869	127,496

Total	1,561,646	1,356,132	1,181,327	13,347,402

Income before income taxes, minority interests and equity in earnings of affiliated companies	169,073	98,703	27,036	1,445,068

Income taxes (Notes 1 and 15)
Current	47,768	16,635	20,354	408,274
Deferred	(747)	19,409	(23,873)	(6,385)

Total	47,021	36,044	(3,519)	401,889

Income before minority interests and equity in earnings of affiliated companies	122,052	62,659	30,555	1,043,179
Minority interests in income of consolidated subsidiaries	(10,467)	(4,588)	(3,839)	(89,461)
Equity in earnings of affiliated companies	2,705	939	247	23,120

Net income	¥114,290	¥59,010	¥26,963	$976,838

	Yen			U.S. cents
Per share data (Notes 1 and 17):
Net income:
Basic	¥115.13	¥59.51	¥27.17	98.40 ¢
Diluted	114.93	59.47	27.16	98.23
Cash dividends per share (Note 1)	14.00	9.00	6.00	11.97

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Common stock
Balance, beginning of year	¥67,870	¥67,870	¥67,870	$580,085
Balance, end of year	¥67,870	¥67,870	¥67,870	$580,085

Capital surplus
Balance, beginning of year	¥135,792	¥135,675	¥135,686	$1,160,615
Sales of treasury stock	345	117	(11)	2,949

Balance, end of year	¥136,137	¥135,792	¥135,675	$1,163,564

Retained earnings, appropriated for legal reserve
Balance, beginning of year	¥22,341	¥21,629	¥21,030	$190,949
Transfer from unappropriated retained earnings	1,075	712	599	9,188

Balance, end of year	¥23,416	¥22,341	¥21,629	$200,137

Unappropriated retained earnings
Balance, beginning of year	¥277,196	¥227,825	¥207,416	$2,369,196
Net income	114,290	59,010	26,963	976,838
Cash dividends paid	(13,889)	(8,927)	(5,955)	(118,709)
Transfer to retained earnings appropriated for legal reserve	(1,075)	(712)	(599)	(9,188)

Balance, end of year	¥376,522	¥277,196	¥227,825	$3,218,137

Accumulated other comprehensive income (loss)
Balance, beginning of year	¥(21,485)	¥(23,794)	¥(32,981)	$(183,632)
Other comprehensive income for the year, net of tax	44,580	2,309	9,187	381,025

Balance, end of year	¥23,095	¥(21,485)	¥(23,794)	$197,393

Treasury stock
Balance, beginning of year	¥(4,570)	¥(3,698)	¥(3,655)	$(39,060)
Purchase of treasury stock	(2,027)	(1,624)	(153)	(17,325)
Sales of treasury stock	2,554	752	110	21,829

Balance, end of year	¥(4,043)	¥(4,570)	¥(3,698)	$(34,556)

Total shareholders’ equity	¥622,997	¥477,144	¥425,507	$5,324,760

Disclosure of comprehensive income
Net income for the year	¥114,290	¥59,010	¥26,963	$976,838
Other comprehensive income for the year, net of tax	44,580	2,309	9,187	381,025

Comprehensive income for the year	¥158,870	¥61,319	¥36,150	$1,357,863

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Komatsu Ltd. and Consolidated Subsidiaries

Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Operating activities
Net income	¥114,290	¥59,010	¥26,963	$976,838
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,640	69,020	69,863	620,855
Deferred income taxes	(747)	19,409	(23,873)	(6,385)
Net gain from sale of investment securities and subsidiaries	(20,989)	(162)	(211)	(179,393)
Gain on sale of property	(132)	(11,269)	(2,198)	(1,128)
Loss on disposal or sale of fixed assets	8,284	4,311	7,611	70,804
Impairment loss on long-lived assets held for use	4,899	4,200	19,051	41,872
Pension and retirement benefits, net	5,123	3,662	1,725	43,786
Changes in assets and liabilities:
Increase in trade receivables	(58,821)	(33,266)	(22,410)	(502,744)
Increase in inventories	(52,228)	(42,418)	(17,112)	(446,393)
Increase in trade payables	32,360	39,261	41,188	276,581
Increase (decrease) in income taxes payable	24,532	(721)	6,123	209,675
Other, net	6,896	10,332	10,570	58,940

Net cash provided by operating activities	136,107	121,369	117,290	1,163,308

Investing activities
Capital expenditures	(112,915)	(72,873)	(59,350)	(965,085)
Proceeds from sale of property	12,915	31,780	15,750	110,385
Proceeds from sale of available for sale investment securities	4,112	2,593	14,056	35,145
Purchases of available for sale investment securities	(5,681)	(4,690)	(4,308)	(48,556)
Proceeds from sale of subsidiaries, net of cash disposed	26,610	—	—	227,436
Acquisition of subsidiaries, net of cash acquired	(10,464)	(148)	(10,440)	(89,436)
Collection of loan receivables	12,874	17,485	7,988	110,034
Disbursement of loan receivables	(9,244)	(12,375)	(4,553)	(79,009)
Decrease (increase) in time deposits	1	497	(74)	9

Net cash used in investing activities	(81,792)	(37,731)	(40,931)	(699,077)

Financing activities
Proceeds from long-term debt	51,432	29,331	40,107	439,590
Repayments on long-term debt	(118,165)	(47,489)	(90,134)	(1,009,957)
Increase (decrease) in short-term debt, net	7,108	(19,924)	(12,839)	60,752
Repayments of capital lease obligations	(10,473)	(9,954)	(10,107)	(89,513)
Sale (purchase) of treasury stock, net	527	(872)	(43)	4,504
Dividends paid	(13,889)	(8,927)	(5,955)	(118,709)

Net cash used in financing activities	(83,460)	(57,835)	(78,971)	(713,333)

Effect of exchange rate change on cash and cash equivalents	1,632	301	(2,134)	13,948

Net increase (decrease) in cash and cash equivalents	(27,513)	26,104	(4,746)	(235,154)
Cash and cash equivalents, beginning of year	97,510	71,406	76,152	833,419

Cash and cash equivalents, end of year	¥69,997	¥97,510	¥71,406	$598,265

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Komatsu Ltd. and Consolidated Subsidiaries

1. Description of Business, Basis of Financial Statements and Summary of Significant Accounting Policies

Description of Business

Komatsu Ltd. (“the Company”) and consolidated subsidiaries (together “the companies”) primarily manufacture and market various types of construction and mining equipment throughout the world. The companies are also engaged in the manufacture and sale of industrial machinery, and vehicles and electronics products including semiconductors.

The consolidated net sales of the Company and consolidated subsidiaries for the year ended March 31, 2006, consisted of the following: Construction and mining equipment – 75.9%, Industrial Machinery, Vehicles and Others – 17.6%, Electronics –6.5%.

Sales are made principally under the Komatsu brand name, and are almost entirely through sales subsidiaries and sales distributors. These subsidiaries and distributors are responsible for marketing and distribution and primarily sell to retail dealers in their geographical area. Of consolidated net sales for the year ended March 31, 2006, 68.9% were generated outside Japan, with 28.3% in the Americas, 14.2% in Europe and CIS, 5.6% in China, 14.0% in Asia (excluding Japan and China) and Oceania, and 6.8% in the Middle East and Africa.

The manufacturing operations of the Company and consolidated subsidiaries are conducted primarily at plants in Japan, United States, Germany, United Kingdom, Sweden, Indonesia, Brazil, Italy, China and Taiwan.

Basis of Financial Statements

The accompanying consolidated financial statements are stated in Japanese yen, the functional currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into United States dollar amounts for the year ended March 31, 2006, is included solely for the convenience of readers and has been made at the rate of ¥117 to $1, the approximate rate of exchange prevailing at the Federal Reserve Bank of New York on March 31, 2006. Such translation should not be construed as a representation that Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Company and its domestic subsidiaries maintain their books of account in conformity with accounting principles generally accepted in Japan, and its foreign subsidiaries generally maintain their books of account in comformity with those in the country of their domicile. The accompanying consolidated financial statements reflect certain adjustments, not recorded in the companies’ books, to present them in conformity with U.S. generally accepted accounting principles. These adjustments are made mainly in connection with accounting for liability for pension and other retirement benefits, leases, derivative financial instruments, and recognition of certain accrued expenses. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

Summary of Significant Accounting Policies

(1) Consolidation and Investments in Affiliated Companies

The consolidated financial statements include the accounts of the Company and all of its majority-owned domestic and foreign subsidiaries, except for certain immaterial subsidiaries.

The accounts of any variable interest entities that must be consolidated under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities”, because the Company has been determined to be the primary beneficiary, are included in the consolidated financial statements.

Investments in 20 to 50% owned affiliated companies whereby the companies have the ability to exercise significant influence over the operational and financial policies of a company are accounted for by the equity method.

(2) Translation of Foreign Currency Accounts

Under the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation,” assets and liabilities are translated at the exchange rates in effect at each fiscal year-end, and income and expenses are translated at the average rates of exchange prevailing during each fiscal year in consolidating the financial statements of overseas subsidiaries. The resulting translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements. All foreign currency transaction gains and losses are included in other income or expenses in the period incurred.

(3) Allowance for Doubtful Trade Receivables

The companies record allowance for doubtful receivables as the best estimate of the amount of probable credit losses in the companies’ existing receivables. The amount is determined based on historical experience, credit information of individual customers, and assessment of overdue receivables. An additional reserve for individual receivable is recorded when the companies become aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration of the customer’s business performance. The amount of estimated credit losses is further adjusted to reflect changes in customer circumstances.

(4) Inventories

Inventories are stated at the lower of cost or market. The companies determine cost of work in process and finished products using the specific identification method based on actual costs accumulated under a job-order cost system. The cost of finished parts is determined principally using the first-in first-out method, with certain immaterial amounts using the last-in first-out method. Cost of materials and supplies is stated at average cost.

(5) Investment Securities

In compliance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” the companies’ investments in debt and marketable equity securities are categorized as available-for-sale securities which are stated at fair value. Changes in fair values are included as a separate component of accumulated other comprehensive income (loss) in the accompanying consolidated financial statements.

Unrealized losses on marketable securities are charged against net earnings when a decline in market value below cost is determined to be other than temporary based primarily on the financial condition and near term prospects of the issuer and the extent and length of the time of the decline. Investments with unrealized losses that continue for six months or more are written down to fair value.

In assessing other-than-temporary impairment of investment securities which are stated at cost, the Company considers the financial condition and prospects of each investee company and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment securities exceeds its estimated fair value which is determined using discounted cash flows or other valuation techniques considered appropriate.

(6) Property, Plant and Equipment, and Related Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the estimated useful lives of the assets. The average depreciation periods are 27 years for buildings and 8 years for machinery and equipment. Effective rates of depreciation for buildings, machinery and equipment for the years ended March 31, 2006, 2005 and 2004, were as follows:

	2006	2005	2004
Buildings	8%	8%	9%
Machinery and equipment	26%	25%	23%

Certain leased machinery and equipment are accounted for as capital leases in conformity with SFAS No. 13, “Accounting for Leases.” The aggregate cost included in property, plant and equipment and related accumulated depreciation as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Aggregate cost	¥72,700	¥66,814	$621,368
Accumulated depreciation	26,864	27,659	229,607

Ordinary maintenance and repairs are charged to expense as incurred. Major replacements and improvements are capitalized. When properties are retired or otherwise disposed of, the property and related accumulated depreciation accounts are relieved of the applicable amounts and any gains or losses are included in interest and other income or other expenses.

(7) Goodwill and Other Intangible Assets

The companies apply the provisions of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets.” SFAS No. 141 requires the use of the purchase method of accounting for business combinations and establishes a basis for the determination of intangible assets acquired in a purchase business combination. SFAS No. 142 eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows expected to be generated by the assets. The amount of the impairment loss to be recorded is determined by the difference between the fair value of the asset using a discounted cash flow valuation model and carrying value. Any recognized intangible asset determined to have an indefinite useful life is not to be amortized, but instead tested for impairment annually based on its fair value until its life is determined to no longer be indefinite.

(8) Revenue Recognition

The companies recognize revenue when (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered for customers or dealers, (3) sales price is fixed or determinable, and (4) collectibility is reasonably assured.

Revenue from sales of products including construction and mining equipment, industrial machinery, and vehicles is recognized when title and risk of ownership is transferred to independently owned and operated customers or dealers, which occurs upon the attainment of customer acceptance or when installation is completed. The conditions of acceptance are governed by the terms of the contract or arrangement. When the companies enter into a separate contract to render transportation, guidance, or installation services, principally related to a sale of large-sized industrial machinery such as large presses, these service revenues are accounted for separately from the product sale and recognized at the completion of the service delivery specified in the contract.

Service revenues from repair and maintenance and from transportation are recognized at the completion of service delivery. Revenues from long-term fixed price maintenance contracts are recognized ratably over the contract period.

Certain of consolidated subsidiaries rent construction equipments to customers. Rent revenue is recognized on a straight-line basis over the rental period.

Revenues are recorded net of discounts.

(9) Income Taxes

In accordance with SFAS No. 109, “Accounting for Income Taxes,” income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company uses a specific identification method to release the residual tax effects associated with components of accumulated other comprehensive income (loss) resulting from a change in tax law or rate.

(10) Product Warranties

The companies establish a liability for estimated product warranty cost after sales. Estimates for accrued product warranty cost are primarily based on historical experience.

(11) Pension and Retirement Benefits

The defined benefit plans are accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” except for certain subsidiaries’ pension plans which in the aggregate are not significant. Certain domestic subsidiaries also have local severance payment plans under which accrued severance liabilities are stated on a vested benefit obligation basis, which is the amount required to be paid if all eligible employees voluntarily terminated their employment as of the balance-sheet date.

Amortization of unrecognized net gain or loss is included as a component of the Company’s net periodic pension cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan’s assets.

In such case, the amount of amortization recognized by the Company is the resulting excess divided by average remaining service period of active employees expected to receive benefits under the plan. The expected return on plan assets is determined based on the historical long-term rate of return on plan assets. The discount rate is determined based on the rates of return of high-quality fixed income investments currently available and expected to be available during the period to maturity of the pension benefits.

(12) Stock-Based Compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 gives entities a choice of measuring related compensation expense by using the fair value method or the intrinsic value approach under APB Opinion No. 25. Under the intrinsic value method, stock compensation is measured by the difference between the exercise price of the stock options and the fair value of the Company’s common stock on the date of grant and charged to expense over the vesting period.

The following table summarizes pro forma net income of the Company if compensation cost for stock options granted under the plan had been determined in accordance with the fair value based method prescribed by SFAS No. 123:

		Millions of yen			Thousands of U.S. dollars
		2006	2005	2004	2006
Net income, as reported		¥114,290	¥59,010	¥26,963	$976,838
Total stock-based compensation expenses determined using the fair value based method		699	256	229	5,974
Pro forma net income		113,591	58,754	26,734	970,864

		Yen			U.S. cents
Net income per share, basic and diluted:		2006	2005	2004	2006
Basic earnings per share	As reported	¥115.13	¥59.51	¥27.17	98.40	¢
	Pro forma	114.42	59.25	26.94	97.79

Diluted earnings per share	As reported	114.93	59.47	27.16	98.23
	Pro forma	114.23	59.21	26.93	97.63

(13) Per Share Data

Basic net income per share has been computed by dividing net income by the weighted-average number of common shares outstanding during each fiscal year, after deducting treasury shares. Diluted net income per share reflects the potential dilution computed on the basis that all stock options were exercised (less the number of treasury shares assumed to be purchased from proceeds using the average market price of the Company’s common shares) to the extent that each is not antidilutive.

Dividends per share shown in the accompanying consolidated statements of income are based on dividends approved and paid in each fiscal year.

(14) Consolidated Statements of Cash Flows

For the purpose of the consolidated statements of cash flows, cash and cash equivalents include highly liquid investments with an original maturity of three months or less at the date of purchase.

(15) Derivative Financial Instruments

The companies use various derivative financial instruments to manage their interest rate and foreign exchange exposure.

The Company accounts for its investment in derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. SFAS No. 133 as amended requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on the consolidated balance sheet. Changes in the fair values of derivative instruments not designated or not qualifying as hedges under SFAS No. 133 and any ineffective portion of qualified hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in accumulated other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

(16) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

In accordance with SFAS No. 144, long-lived assets and certain identifiable intangibles to be held and used by the companies are reviewed for impairment based on a cash flow analysis of related operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assets to be held for use are considered to be impaired when estimated undiscounted cash flows expected to result from the use of the assets and their eventual disposition is less than their carrying amounts. The impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

In the fiscal year ended March 31, 2004, Advanced Silicon Materials LLC (ASiMI) which was a consolidated subsidiary in the electronics segment re-appraised its fixed assets of the Butte plant using present value techniques based on the estimated future cash flows expected to result from the use of the assets and their eventual disposition and recorded an impairment loss of ¥17,534 million based on the assumption that the business environment will remain unfavorable due to the delay in recovery of the demand-and-supply gap for polycrystalline silicon as well as the intensified pricing competition.

(17) Use of Estimates

The Company’s management has made a number of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses presented in these financial statements prepared in conformity with U.S. generally accepted accounting principles. Actual results could differ from the estimates and assumptions.

The Company has identified six areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables, impairment loss on long-lived assets and goodwill, pension liabilities and expenses, fair value of financial instruments, realization of deferred tax assets and securitization of trade notes and account receivable.

(18) New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs – an amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new standard requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling costs be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company does not believe SFAS 151 will have a material impact to its consolidated result of operations and financial condition.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company does not believe SFAS 153 will have a material impact to its consolidated result of operations and financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2003) (“SFAS 123R”) “Share-Based Payment”. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement also establishes fair value as the measurement objective in accounting for share-based payment arrangements. The Company will adopt this Statement effective for the year beginning April 1, 2006 using the modified prospective method. The effect of adopting SFAS 123R is not expected to be material to its consolidated results of operations and financial condition based on stockoptions outstanding as of the balance sheet date.

In May 2005, the FASB issued SFAS No.154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No.20 and SFAS No.3”. SFAS 154 replaces APB 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”, and requires retrospective applications to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 is effective for the fiscal periods beginning after December 15, 2005 and is required to be adopted by the Company in the fiscal year beginning April 1, 2006. The Company does not believe SFAS 154 will have a material impact to its consolidated result of operations and financial condition.

In February 2006, the FASB issued SFAS No.155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of SFAS No.133 and 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative, and establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative. SFAS 155 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

In March 2006, the FASB issued SFAS No.156, “Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No.140”. SFAS 156 amends SFAS 140 to clarify the accounting for servicing assets and servicing liabilities. Among other provisions, the new accounting standard requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 is effective for the fiscal periods beginning after September 15, 2006 and is required to be adopted by the Company in the fiscal year beginning April 1, 2007. The Company is currently evaluating the effect that the adoption of SFAS 156 will have on its consolidated results of operations and financial condition but expects it will not have a material impact.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the years ended March 31, 2006, 2005 and 2004, are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Additional cash flow information:
Interest paid	¥12,963	¥10,687	¥14,911	$110,795
Income taxes paid	26,929	16,642	13,102	230,162

Noncash investing and financing activities:
Capital lease obligations incurred	¥23,713	¥16,146	¥18,699	$202,675

3. Acquisition and Divestiture

In July, 2005, the Company’s wholly-owned subsidiary, Komatsu America Corp.(KAC), completed the sale of 75% of its ownership interest in Advanced Silicon Materials LLC (ASiMI) to Solar Grade Silicon Holdings Inc., a U.S. subsidiary of Renewable Energy Corporation AS, a Norwegian company and retained a 25% ownership interest. Simultaneously with the sale, the ownership interests in ASiMI were classified into Class A Units and Class B Units with the Class A Units having sole voting rights. Also simultaneously with the sale, Komatsu Electronic Metals Co., Ltd., a Japanese subsidiary of the Company entered into a long term materials supply agreement with ASiMI. KAC’s retained 25% ownership interest in ASiMI in the form of Class B Units which do not have voting rights but whose consent is required for certain matters, including a liquidation of ASiMI and certain actions relating to the long term materials supply agreement. Ownership of the Class B Units does not entitle KAC to share prospectively in the underlying profits and losses of ASiMI.

As a result of such sale, Komatsu recognized a gain of ¥18,340 million ($156,752 thousand) which is included in interest and other income in the accompanying consolidated statement of income for the year ended March 31, 2006. The results of operations of ASiMI were included in Electronics segment through the date of sale, and represented 10.1% of segment sales and 25.1% of segment profit for the year ended March 31, 2005. The value ascribed to the retained 25% non-voting interest held is not material to the accompanying consolidated financial statements and is being accounted for on the cost basis.

The Company has evaluated the terms and conditions of its remaining 25% ownership interest and ongoing supply agreement in conjunction with the provisions of EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” and has concluded such interests represent significant continuing involvement in the business of ASiMI as contemplated by EITF Issue No. 03-13 and, accordingly, has not presented the financial position and results of operations of ASiMI as a discontinued operation in the accompanying consolidated financial statements.

In December 2003, the Company acquired 100% of the shares of Partek Forest AB and Partek Forest Holdings LLC for cash of ¥13,365 million in order to make full-scale entry to the forestry equipment market. From the fiscal year ended March 31, 2004, these two companies and their 12 subsidiaries (collectively, Partek Forest group) were treated as consolidated companies and their one affiliated company was treated as an equity method investment. The Company accounts for the investment based on a fiscal period ended 90 days prior to the Company’s year end; therefore, it has included the consolidated balance sheet as of December 31, 2005 and 2004 of Partek Forest group in the consolidated financial statements of the Company as of March 31, 2006 and 2005, respectively. The business of Partek Forest group is primarily the manufacture and sale of forestry equipment mainly used in Europe and North America.

Had the aforementioned acquisition been consummated on April 1, 2003, the Company’s pro forma net income for the year ended March 31, 2004 would not have been materially different from the actual reported results.

Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

Millions of yen
Current assets	¥12,154
Property, plant and equipment	2,535
Intangible assets	6,161
Goodwill	6,774
Other assets	43
Total assets acquired	27,667
Current liabilities	11,309
Long-term liabilities	2,993
Total liabilities assumed	14,302
Purchase price	¥13,365

Total intangible assets of ¥6,161 million are amortized over their weighted-average useful lives, which includes technology assets of ¥2,513 million, dealer network of ¥1,315 million and customer relationships of ¥1,108 million (6, 9 and 15 years weighted-average useful lives, respectively).

The goodwill of ¥6,774 million was assigned to the construction and mining equipment segment. The total amount of goodwill is not deductible for tax purposes.

4. Trade Notes and Accounts Receivable

Receivables at March 31, 2006 and 2005 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Trade notes	¥98,085	¥73,089	$838,333
Accounts receivable	311,699	258,403	2,664,094

Total	409,784	331,492	3,502,427

Less: allowance	(11,786)	(14,664)	(100,735)

Trade receivables-current	¥397,998	¥316,828	$3,401,692

Long-term trade receivables	¥72,844	¥80,856	$622,598

Installment and lease receivables (less unearned interest) are included in trade notes and accounts receivable and long-term trade receivables.

Lease receivables primarily represent receivables from customers for equipment leased by Komatsu Forklift Co., Ltd. These leases are accounted for as sales-type leases in conformity with SFAS No. 13. Equipment sales revenue from sales-type leases are recognized at the inception of the lease.

At March 31, 2006 and 2005, lease receivables comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Minimum lease payments receivable	¥20,298	¥10,881	$173,487
Unearned income	(1,842)	(778)	(15,744)

Net lease receivables	¥18,456	¥10,103	$157,743

Cash flows received from the sale of trade notes and accounts receivable for the years ended March 31, 2006, 2005 and 2004 were ¥382,669 million ($3,270,675 thousand), ¥339,469 million and ¥294,210 million.

The Company and some consolidated subsidiaries retain responsibility to service sold trade notes and accounts receivable that are sold pursuant to a securitization transaction, however contractual servicing fees are not received from the third parties separately. The investors and the trusts that hold the receivables have no or limited recourse rights to the Company and its consolidated subsidiaries’ assets in case of debtors’ default. Appropriate reserves have been established for potential losses relating to the limited recourse of the sold receivables. Also the Company and its consolidated subsidiaries, except for a certain U.S. subsidiary, as transferor do not retain any interest in the receivables sold.

The components of securitized trade receivables and other assets managed together at March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Total amount of trade receivables that are managed and securitized	¥654,638	¥551,907	$5,595,197
Assets transferred	(172,010)	(139,559)	(1,470,171)

Total amount of trade receivable on balance sheet	¥482,628	¥412,348	$4,125,026

A certain U.S. subsidiary’s retained interests, which are included in the recourse provisions, are subordinate to investor’s interests. Their values are estimated based on the present value of future expected cash flows, using certain key assumptions such as a weighted average life, prepayment speed over the life and expected credit losses over the life. Key assumptions used in measuring the fair value of retained interests related to securitization transactions completed during the year ended March 31, 2006 and 2005 were as follows:

	2006	2005
Weighted-average life	31 months	31 months
Prepayment speed over the life	0.6%	1.8%
Expected credit losses over the life	1.6%	2.4%

The carrying amount of retained interest was ¥(817) million ($ (6,983) thousand) and ¥229 million as of March 31, 2006 and 2005, respectively. The impacts of 10% and 20% changes to the key assumptions on the fair value of retained interest as of March 31, 2006 are immaterial.

5. Inventories

At March 31, 2006 and 2005, inventories comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finished products, including finished parts held for sale	¥243,164	¥208,933	$2,078,325
Work in process	78,869	57,435	674,094
Materials and supplies	48,041	40,634	410,607

Total	¥370,074	¥307,002	$3,163,026

6. Investment Securities

Investment securities at March 31, 2006 and 2005, primarily consisted of securities available for sale. The companies do not have intentions to sell these securities within a year as of the balance sheet date.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at March 31, 2006 and 2005, are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2006
Investment securities available for sale:
Marketable equity securities	¥18,341	¥63,514	¥111	¥81,744
Other investment securities at cost	13,000	—	—	13,000
Current portion of other investment securities at cost	415	—	—	415

	¥31,756	¥63,514	¥111	¥95,159

At March 31, 2005
Investment securities available for sale:
Marketable debt securities	¥10	¥—	¥—	¥10
Marketable equity securities	17,425	32,867	107	50,185
Other investment securities at cost	12,958	—	—	12,958
Current portion of other investment securities at cost	500	—	—	500

	¥30,893	¥32,867	¥107	¥63,653

	Thousands of U.S. dollars
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At March 31, 2006
Investment securities available for sale:
Marketable equity securities	$156,761	$542,855	$949	$698,667
Other investment securities at cost	111,111	—	—	111,111
Current portion of other investment securities at cost	3,547	—	—	3,547

	$271,419	$542,855	$949	$813,325

Other investment securities primarily include non-marketable equity securities.

Unrealized holding gains and losses deemed to be temporary are included as a component of accumulated other comprehensive income (loss) until realized.

Proceeds from the sales of marketable securities and investment securities available for sale were ¥4,112 million ($35,145 thousand), ¥2,593 million and ¥14,056 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Net realized gains on sale of investment securities available for sale during the years ended March 31, 2006, 2005 and 2004, amounted to gains of ¥2,505 million ($21,410 thousand), gains of ¥162 million and gains of ¥211 million, respectively. They were included in “interest and other income” in the accompanying consolidated statements of income. The cost of the marketable securities and investment securities sold was computed based on the average-cost method.

7. Investments in and Advances to Affiliated Companies

At March 31, 2006 and 2005, investments in and advances to affiliated companies comprised the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Investments in capital stock	¥16,559	¥13,952	$141,530
Advances	5,167	5,080	44,162

Total	¥21,726	¥19,032	$185,692

The Company owns investments principally in domestic sales distributors. Percentage of participation in such affiliated companies varies from 20% to 50%.

Dividends received from affiliated companies were ¥130 million ($1,111 thousand), ¥80 million and ¥184 million during the years ended March 31, 2006, 2005 and 2004, respectively.

Trade notes and accounts receivable from affiliated companies at March 31, 2006 and 2005, were ¥27,763 million ($ 237,291 thousand) and ¥32,488 million, respectively.

Short-term loans receivable from affiliated companies at March 31, 2006 and 2005, were ¥2,064 million ($17,641 thousand) and ¥5,329 million, respectively.

Trade notes and accounts payable to affiliated companies at March 31, 2006 and 2005, were ¥7,560 million ($64,615 thousand) and ¥5,771 million, respectively.

Net sales for the years ended March 31, 2006, 2005 and 2004, included net sales to affiliated companies in the amounts of ¥56,954 million ($486,786 thousand), ¥54,449 million and ¥49,978 million, respectively.

Intercompany profits (losses) have been eliminated in the consolidated financial statements.

For the year ended March 31, 2006, consolidated unappropriated retained earnings included the companies’ share of undistributed earnings of 50% or less owned companies accounted for by the equity method amounting to ¥5,470 million ($ 46,752 thousand).

The difference between the carrying amount of equity method investments and the amount of underlying equity in net assets is insignificant as of March 31, 2006 and 2005.

Summarized financial information for affiliated companies at March 31, 2006 and 2005, and for the years ended March 31, 2006, 2005 and 2004, is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current assets	¥98,735	¥98,319	$843,889
Net property, plant and equipment—less accumulated depreciation	35,992	37,355	307,624
Other assets	7,272	10,819	62,154

Total assets	¥141,999	¥146,493	$1,213,667

Current liabilities	¥77,376	¥81,711	$661,334
Noncurrent liabilities	23,625	27,683	201,923
Shareholders’ equity	40,998	37,099	350,410

Total liabilities and shareholders’ equity	¥141,999	¥146,493	$1,213,667

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales	¥177,205	¥176,429	¥177,868	$1,514,573

Net income	¥4,872	¥2,750	¥1,857	$41,641

8. Property, Plant and Equipment

The major classes of property, plant and equipment at March 31, 2006 and 2005, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Land	¥83,119	¥73,178	$710,419
Buildings	278,696	289,552	2,382,017
Machinery and equipment	611,725	677,986	5,228,419
Construction in progress	14,737	8,261	125,957

Total	988,277	1,048,977	8,446,812
Less: accumulated depreciation	(587,610)	(682,317)	(5,022,308)

Net property, plant and equipment	¥400,667	¥366,660	$3,424,504

9. Pledged Assets

At March 31, 2006, assets pledged as collateral for short-term debt, long-term debt and guarantees for debt are as follows:

	Millions of yen	Thousands of U.S. dollars
Cash and cash equivalents	¥727	$6,214
Trade notes and accounts receivable	30	256
Property, plant and equipment—less accumulated depreciation	2,853	24,385

Total	¥3,610	$30,855

The above assets were pledged against the following liabilities:

	Millions of yen	Thousands of U.S. dollars
Liabilities appearing in the consolidated balance sheets as:
Short-term debt	¥1,408	$12,034
Long-term debt	1,475	12,607
Guarantees for debt	727	6,214

Total	¥3,610	$30,855

10. Goodwill and Other Intangible Assets

The information for intangible assets other than goodwill at March 31, 2006 and 2005 are as follows:

	Millions of yen
	2006			2005
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Other intangible assets subject to amortization:
Software	¥26,941	¥(16,751)	¥10,190	¥27,398	¥(16,642)	¥10,756
Other	10,476	(2,692)	7,784	14,914	(3,202)	11,712

Total	37,417	(19,443)	17,974	42,312	(19,844)	22,468
Other intangible assets not subject to amortization			7,444			3,167

Total other intangible assets			¥25,418			¥25,635

	Thousands of U.S. dollars
	2006
	Gross carrying amount	Accumulated amortization	Net Carrying amount
Other intangible assets subject to amortization:
Software	$230,265	$(143,171)	$87,094
Other	89,538	(23,008)	66,530

Total	319,803	(166,179)	153,624
Other intangible assets not subject to amortization			63,624

Total other intangible assets			$217,248

For the fiscal year ended March 31, 2006, decrease of other in other intangible assets subject to amortization principally resulted from the sale of 75% of the Company’s interest in Advanced Silicon Materials LLC, and the increase of other intangible assets not subject to amortization principally was due to the additional acquisition of 26.5% of the outstanding shares of PT Komatsu Indonesia Tbk, resulting in a total 94.9% ownership. Such acquisition was not material to the Company’s consolidated financial statements.

The aggregate amortization expense of other intangible assets subject to amortization for the year ended March 31, 2006, 2005 and 2004 were ¥6,179 million ($52,812 thousand), ¥6,993 million and ¥5,543 million, respectively. The future estimated amortization expenses for each of five years relating to amounts currently recorded in the consolidated balance sheet are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥4,719	$40,333
2008	3,627	31,000
2009	2,923	24,983
2010	2,261	19,325
2011	1,198	10,239

The changes in carrying amounts of goodwill for the year ended March 31, 2006 and 2005 were as follow:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Balance at beginning of the year	¥21,277	¥16,812	$181,855
Goodwill acquired during the year	3,904	4,398	33,368
Impairment loss	(3,581)	—	(30,607)
Foreign exchange impact	400	67	3,418

Balance at end of the year	¥22,000	¥21,277	$188,034

At March 31, 2006, the amounts of goodwill allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment were ¥21,984 million ($187,897 thousand) and ¥16 million ($137 thousand), respectively.

For the fiscal year ended March 31, 2006, the Company recognized an impairment loss of ¥3,041 million ($25,992 thousand), on goodwill allocated to a reporting unit in the construction and mining equipment segment due to unfavorable business circumstance where the net assets of the reporting unit is located. In addition, an impairment loss of ¥540 million ($ 4,615 thousand) was recognized in the electronics segment. The impairment losses were recognized based on the difference by which the net book value of the reporting unit to which the goodwill was assigned exceeded the estimated fair value of the same reporting unit as determined based on estimated future discounted cash flows.

Goodwill acquired during the fiscal year ended March 31, 2006 principally resulted from the acquisition of additional shares of PT Komatsu Indonesia Tbk, and goodwill acquired during the fiscal year ended March 31, 2005 principally resulted from the acquisition of additional shares of two domestic sales distributors in order to enhance sales activity in certain areas. Goodwill acquired during the fiscal year ended March 31, 2006 was allocated to the construction and mining equipment segment and the industrial machinery, vehicles and others segment.

11. Short-Term and Long-Term Debt

Short-term debt primarily consists of short-term bank loans. The weighted-average annual interest rates applicable to short-term debt outstanding at March 31, 2006 and 2005, were 3.8% and 2.4%, respectively. The Company and certain consolidated subsidiaries have entered into contracts for committed credit lines totaling ¥43,267 million ($369,803 thousand) and have unused committed lines of credit amounting to ¥36,796 million ($ 314,496 thousand) with certain financial institutions at March 31, 2006, which are available for full and immediate borrowings. The Company is party to a committed ¥50,000 million ($427,350 thousand) commercial paper program of which the entire amount was unused as of March 31, 2006. Financing under this program is available upon the satisfaction of certain customary procedural requirements. Long-term debt at March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Long-term debt with collateral (Note 9):
Banks, insurance companies and other financial institutions, maturing serially through 2006–2012, weighted-average rate 2.2% Government-owned banks and government agencies	¥—	¥8,934	$—
Other	417	4,060	3,564
Long-term debt without collateral:
Banks, insurance companies and other financial institutions, maturing serially through 2006–2017, weighted-average rate 1.5%	137,226	156,122	1,172,872
Euro Medium-Term Notes maturing serially through 2006–2011, weighted-average rate 4.5%	57,071	58,207	487,786
7.0% Senior Notes due 2005 (payable in U.S. dollars)	—	7,625	—
1.9% Unsecured Bonds due 2006	—	35,000	—
1.07% Unsecured Bonds due 2007	20,000	20,000	170,940
1.45% Unsecured Bonds due 2009	10,000	10,000	85,470
Capital lease obligations (Note 16)	47,692	40,479	407,624
Other	7,377	6,907	63,052

Total	279,783	347,334	2,391,308
Less: current maturities	(84,580)	(129,620)	(722,906)

Long-term debt	¥195,203	¥217,714	$1,668,402

In 1996, the Company, Komatsu Finance America Inc. and Komatsu Finance (Netherlands) B.V. registered the US$1.0 billion Euro Medium-Term Note Program (“the Program”) on the London Stock Exchange. On April 1, 1999, the registered amount of the Program was increased to US$1.2 billion. On October 14, 2003, Komatsu Europe Coordination Center N.V. was added as an issuer under the Program. At March 31, 2006, the issuers under the Program were the Company, Komatsu Finance America Inc. and Komatsu Europe Coordination Center N.V. Under the Program, each of the issuers may from time to time issue notes denominated in any currency as may be agreed between the relevant issuers and dealers. Komatsu Finance America Inc. issued ¥12,000 million ($102,564 thousand) during fiscal year ended March 31, 2006, and ¥8,000 million during fiscal year ended March 31, 2005 of Euro Medium-Term Notes with various interest rates and maturity dates. Komatsu Europe Coordination Center N.V. issued ¥6,500 million ($55,556 thousand) during fiscal year ended March 31, 2006, and ¥9,500 million during fiscal year ended March 31, 2005 of Euro Medium-Term Notes with various interest rates and maturity dates.

The Company has established a program to issue up to ¥100,000 million ($854,701 thousand) of variable term bonds.

As is customary in Japan, substantially all bank loans are made under agreements which provide that the banks may require, under certain conditions, the borrower to provide collateral, additional collateral or guarantors for its loans.

Lending banks have a right to offset cash deposited with them against any debt or obligation that becomes due and, in the case of default and certain other specified events, against all other debt payable to the banks.

Under certain loan agreements, the lender may require the borrower to submit proposals for the payment of dividends and other appropriations of earnings for the lender’s review and approval before presentation to the shareholders. The companies have never received such a request.

Annual maturities of long-term debt subsequent to March 31, 2006, excluding market value adjustments for balances subject to qualifying fair value hedges of ¥2,369 million ($20,248 thousand) are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥85,616	$731,761
2008	64,877	554,504
2009	64,571	551,889
2010	47,695	407,650
2011	15,148	129,470
2012 and thereafter	4,245	36,282

Total	¥282,152	$2,411,556

12. Liability for Pension and Other Retirement Benefits

The Company’s employees, with certain minor exceptions, are covered by a severance payment and a defined benefit cash balance pension plan. The plan provides that approximately 60% of the employee benefits are payable as a pension payment, commencing upon retirement at age 60 (mandatory retirement age) and that the remaining benefits are payable as a lump-sum severance payment based on remuneration, years of service and certain other factors at the time of retirement. The plan also provides for lump-sum severance payments, payable upon earlier termination of employment.

The Company and a domestic subsidiary made a shift from a tax qualified defined benefit pension plan to a defined benefit cash balance pension plan during the year ended March 31, 2006 and 2005. Under the cash balance pension plan, each employee has an account which is credited yearly based on the current rate of pay and market-related interest rate. Adoption of the cash balance pension plans did not have a material effect on the actuarial determined pension obligations as of such dates.

Certain subsidiaries have various funded pension plans and/or unfunded severance payment plans for their employees, which are based on years of service and certain other factors. The Company and certain subsidiaries’ funding policy is to contribute the amounts to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Net periodic cost of the defined benefit plans for the years ended March 31, 2006, 2005 and 2004, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Service cost—Benefits earned during the year	¥7,454	¥6,719	¥6,807	$63,709
Interest cost on projected benefit obligation	3,565	3,866	3,931	30,470
Expected return on plan assets	(2,947)	(2,619)	(1,738)	(25,188)
Net amortization and defferral	2,951	3,171	4,745	25,223

Net periodic cost	¥11,023	¥11,137	¥13,745	$94,214

The reconciliation of beginning and ending balances of the benefit obligations and the fair value of the plan assets of the defined benefit plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Change in benefit obligation:
Benefit obligation, beginning of year	¥146,617	¥142,769	$1,253,137
Service cost	7,454	6,719	63,709
Interest cost	3,565	3,866	30,470
Actuarial loss	4,625	2,182	39,530
Acquisition	66	788	564
Divestiture	(3,180)	—	(27,179)
Benefits paid	(9,975)	(10,480)	(85,256)
Foreign currency exchange rate change	1,725	773	14,743

Benefit obligation, end of year	¥150,897	¥146,617	$1,289,718

Change in plan assets:
Fair value of plan assets, beginning of year	¥97,959	¥94,675	$837,256
Actual return on plan assets	16,294	3,764	139,265
Employer contribution	8,007	4,360	68,436
Acquisition	—	609	—
Divestiture	(1,583)	—	(13,530)
Benefits paid	(6,343)	(5,878)	(54,213)
Foreign currency exchange rate change	1,296	429	11,077

Fair value of plan assets, end of year	¥115,630	¥97,959	$988,291

Funded status of the plans:
Funded status	¥(35,267)	¥(48,658)	$(301,427)
Unrecognized net loss	21,749	33,745	185,888
Unrecognized prior service cost	2,018	2,552	17,248

Net amount recognized	¥(11,500)	¥(12,361)	$(98,291)

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥6,967	¥2,491	$59,547
Accrued benefit liability	(37,452)	(45,902)	(320,103)
Intangible assets included in other assets	2,018	2,552	17,248
Amount included in accumulated other comprehensive income(loss), gross of tax	16,967	28,498	145,017

Net amount recognized	¥(11,500)	¥(12,361)	$(98,291)

The accumulated benefit obligations for all defined benefit plans were ¥142,338 million ($1,216,564 thousand) and ¥138,638 million, respectively, at March 31, 2006 and 2005.

Information for pension plans with accumulated benefit obligations in excess of plan assets and pension plans with projected benefit obligations in excess of plan assets is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligations	¥136,491	¥134,397	$1,166,590
Plan assets	108,104	92,734	923,966

Plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	¥150,506	¥146,617	$1,286,376
Plan assets	115,188	97,959	984,513

Information with respect to the defined benefit plans is as follows:

Measurement date

The Company and certain subsidiaries use a measurement date of March 31 for substantially all of its defined benefit plans.

Assumptions

	Domestic plans		Foreign plans
Weighted-average assumptions used to determine benefit obligations at March 31:	2006	2005	2006	2005
Discount rate	2.0%	2.0%	5.3%	5.9%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.7%	3.9%	—	—
Assumed rate of increase in future compensation levels	2.4%	2.4%	4.3%	4.4%

	Domestic plans			Foreign plans
Weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31:	2006	2005	2004	2006	2005	2004
Discount rate	2.0%	2.2%	2.3%	5.9%	6.2%	6.7%
Assumed rate of increase in future compensation levels (Point-based benefit system)	3.9%	3.9%	—	—	—	—
Assumed rate of increase in future compensation levels	2.4%	2.3%	2.3%	4.4%	4.1%	4.8%
Expected long-term rate of return on plan assets	1.9%	1.9%	0.8%	7.7%	8.4%	8.9%

The Company and a certain domestic subsidiary made a shift from tax qualified defined benefit pension plans to defined benefit cash balance pension plans during the years ended March 31, 2006 and 2005. These companies adopt the assumed rate of increase in future compensation levels to be used under the point-based benefit system during the years ended March 31, 2006 and 2005.

The Company and certain subsidiaries determine the expected long-term rate of return on plan assets based on the consideration of the current expectations for future returns and actual historical returns of each plan asset category.

Plan assets

The benefit plan weighted-average asset allocations at March 31, 2006 and 2005 were as follows:

	2006	2005
Equity securities	45.9%	40.9%
Debt securities	33.7%	35.0%
Life insurance company general accounts	18.2%	23.3%
Others	2.2%	0.8%

Total	100.0%	100.0%

In order to secure long-term comprehensive earnings, the Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets to provide future payments of pension benefits to eligible participants. Taking into account the expected long-term rate of return on plan assets, the Company and certain subsidiaries formulate a basic portfolio comprised of the judged optimum combination of equity and debt securities. Plan assets are invested in individual equity and debt securities in accordance with the guidelines of the basic portfolio in order to produce a total return that will match the expected return on a mid-term to long-term basis. The Company and certain subsidiaries evaluate the gap between expected return and actual return of invested plan assets on an annual basis to determine if such differences necessitate a revision in the formulation of the basic portfolio. The Company and certain subsidiaries revise the basic portfolio when and to the extent considered necessary to achieve the expected long-term rate of return on plan assets.

The “Pension and Retirement Benefit Committee” is organized in the Company in order to periodically monitor the employment of such plan assets.

Equity securities include common stock of the Company and certain of its domestic listed subsidiaries in the amounts of ¥41 million (0.05% of the Company’s total plan assets) and ¥105 million (0.15% of the Company’s total plan assets) at March 31, 2006 and 2005, respectively.

Cash flows

(1) Contributions

The Company and certain subsidiaries expect to contribute ¥4,364 million ($37,299 thousand) to their benefit plans in the year ending March 31, 2007.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥11,205	$95,769
2008	13,797	117,923
2009	13,364	114,222
2010	13,865	118,504
2011	13,027	111,342
Through 2012-2016	¥53,159	$454,350

Other postretirement benefit plan

Some U.S. subsidiaries provide certain postretirement health care and life insurance benefits for substantially all of their employees. The plans are contributory, with contributions indexed to salary levels. Employee contributions are adjusted to provide for any costs of the plans in excess of those paid for by the subsidiaries. The policy is to fund the cost of these benefits as claims and premiums are paid. These benefits are currently unfunded.

Net periodic postretirement benefit cost of the U.S. subsidiaries’ plans for the years ended March 31, 2006, 2005 and 2004, included the following components:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Service cost	¥266	¥253	¥239	$2,274
Interest cost	625	663	713	5,342
Net amortization and defferral	369	353	371	3,153

Net periodic postretirement benefit cost	¥1,260	¥1,269	¥1,323	$10,769

Accumulated postretirement benefit obligation and funded status of the U.S. subsidiaries’ plans at March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Accumulated postretirement benefit obligation	¥12,224	¥11,143	$104,479

Funded status of the plans:
Funded status	¥(12,224)	¥(11,143)	$(104,479)
Unrecognized net loss	4,561	3,812	38,983
Unrecognized prior service cost	1,976	1,912	16,889

Accrued benefit liability	¥(5,687)	¥(5,419)	$(48,607)

Information with respect to the plans is as follows:

Measurement date

The U.S. subsidiaries use December 31 as a measurement date for their post retirement benefit plan.

Assumptions

Weighted-average assumptions used to determine accumulated postretirement benefit obligations at March 31:

		2006	2005
Discount rate		5.3%	5.8%

Weighted average assumptions used to determine net periodic postretirement benefit cost for the years ended March 31:
	2006	2005	2004
Discount rate	5.8%	6.3%	6.8%

At March 31, 2006 and 2005, the impact of a one percentage point change in the assumed health care cost trend rates was not material to the Company’s consolidated financial position or results of operations.

Cash flows

(1) Contributions

The U.S. subsidiaries expect to contribute ¥790 million ($6,752 thousand) to their post retirement benefit plan participant in the year ending March 31, 2007.

(2) Estimated future benefit payments

The benefits expected to be paid in each of the next five years, and in the aggregate for the five years thereafter which reflect estimated future employee service are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥703	$6,009
2008	702	6,000
2009	685	5,855
2010	684	5,846
2011	679	5,803
2012-2016	¥3,221	$27,530

In addition to the aforementioned plans, certain other subsidiaries provide retirement benefits to certain employees. These retirement benefit plans are generally not funded. At March 31, 2006, 2005 and 2004, these subsidiaries have fully provided for the benefits. Such amounts are not material to the Company’s consolidated financial position or results of operations for any of the periods presented. Directors of the Company and domestic subsidiaries are primarily covered by unfunded retirement allowance plans. At March 31,2006, 2005 and 2004, the amounts required if all directors covered by the plans had terminated their service have been fully accrued. Such amounts are not material to the Company’s consolidated financial position or results of operations for any of the periods presented.

Certain foreign subsidiaries maintain various defined contribution plans covering certain employees. The amount of cost recognized for all periods presented is not material to the Company’s consolidated financial position or results of operations.

13. Shareholders’ Equity

(1) Common Stock and Capital Surplus

The Commercial Code of Japan (“the Code”) permits, upon approval of the Board of Directors, transfer of amounts from capital surplus to common stock. Prior to October 2001, the Company from time to time made free share distributions that were accounted for by a transfer from capital surplus to common stock of the aggregate par value of shares issued. Effective on October 2001, the Code requires no accounting recognition for such free share distribution. Publicly owned corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued.

If such United States practice had been applied to the cumulative free distributions made by the Company, capital surplus at March 31, 2006, would have been increased by ¥103,189 million ($881,957 thousand) with a corresponding decrease in unappropriated retained earnings. At March 31, 2006 and 2005, affiliated companies owned 1,134,000 and 1,246,000 shares which represent 0.11% and 0.13% of the Company’s common stock outstanding, respectively.

The Corporate Act, which has been in force since May 1, 2006 (the Act), requires a company to obtain the approval of shareholders for transferring an amount between common stock and capital surplus. The Act also permits a company to transfer an amount of capital or capital surplus to legal reserve or retained earnings mainly upon approval of shareholders.

(2) Retained Earnings Appropriated for Legal Reserve

Effective October 1, 2001, the Code provides that an amount equal to at least 10% of appropriations paid in cash shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve equals 25% of the stated amount of common stock. The capital surplus and legal reserve, up to 25% of stated amount of common stock, are not available for dividends or certain other purposes but may be used to reduce a deficit or may be transferred to common stock. The capital surplus and legal reserve, exceeding 25% of common stock, are available for distribution upon approval of the shareholders.

The Act provides that an amount equal to 10% of retained earnings distributed each fiscal period shall be appropriated as a legal reserve until the total amount of capital surplus and legal reserve becomes equal to 25% of the amount of common stock. Legal reserve is available for being transferred to common stock or capital surplus or to retained earnings upon approval of shareholders.

(3) Retained Earnings and Dividends

The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company’s general books of account maintained in accordance with generally accepted Japanese accounting practices. In addition to the Code provision requiring an appropriation for legal reserve as discussed above, the Code imposes certain limitations on the amount of retained earnings available for dividends. Accordingly, total shareholders’ equity of ¥245,489 million ($2,098,197 thousand), included in the Company’s general books of account as of March 31, 2006 is available for dividends under the Code.

The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings available for dividends to common stock account without issuance of any shares.

The Board of Directors intends to recommend to the shareholders, at the general meeting to be held on June 23, 2006, payment of a cash dividend totaling ¥9,936 million ($84,923 thousand) to shareholders of record on March 31, 2006. In accordance with the Code, the approved dividend has not been reflected in the consolidated financial statements as of March 31, 2006. Dividends are reported in the Consolidated Statements of Shareholders’ Equity when approved and paid.

The Act provides that a company can make dividends of earnings anytime with resolution of the shareholders. It also provides that a company can declare an interim dividend once a fiscal year according to its charter of corporation. The Act imposes limitation on an amount of retained earnings available for dividends as well as the Code. The amount of shareholders’ equity available for dividends as of March 31, 2006 under the Act is the same as one of under the Code.

(4) Stock Option Plan

On June 24, 2005, the Board of Directors authorized the acquisition of 1,700,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,800 million ($15,385 thousand) by July 29, 2005. On June 25, 2004, the Board of Directors authorized the acquisition of 1,500,000 shares of the Company’s common stock for the total consideration not exceeding ¥1,200 million by July 30, 2004. On June 26, 2003, the shareholders authorized the acquisition of 10,000,000 shares of the Company’s common stock for the total consideration not exceeding ¥5,000 million during the period up to the close of the following annual general shareholders’ meeting in June 2003. The Company intends to transfer such treasury shares to directors and certain employees and certain directors of subsidiaries under an agreement granting the right for them to request such transfers at a predetermined price. The purchase price is set to equal an amount obtained by multiplying by 1.05 an average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange at the date of the grant. Based on the resolutions of the shareholders’ meeting on June 24, 2005, June 25, 2004 and June 26, 2003, the Company issued 1,610 rights, 1,430 rights and 1,280 rights of its share acquisition rights during the years ended March 31, 2006, 2005 and 2004, respectively. The options vest 100% on each of the grant dates and are exercisable from August 1, 2006, August 1, 2005 and August 1, 2004.

The Company uses the intrinsic value measurement prescribed by APB Opinion No. 25 to account for stock options and no additional compensation cost was recorded as exercise prices were at least equal to the market price at the date of grant in the years ended March 31, 2006, 2005 and 2004.

The following table summarizes information about stock option activity for fiscal 2006, 2005 and 2004:

	2006			2005		2004
	Number of shares	Weighted average execise price		Number of shares	Weighted average execise price	Number of shares	Weighted average execise price
		Yen	U.S. dollars		Yen		Yen
Outstanding at beginning of year	6,409,000	¥665	$5.68	6,460,000	¥659	5,400,000	¥666
Granted	1,610,000	1,126	9.62	1,430,000	673	1,280,000	595
Execised	(4,254,000)	678	5.79	(491,000)	542	(220,000)	461
Cancelled or Expired	(100,000)	820	7.01	(990,000)	700	—	—

Outstanding at end of year	3,665,000	848	7.25	6,409,000	665	6,460,000	659

Execisable at end of year	2,055,000	630	5.38	4,979,000	662	5,180,000	675

The informations of options outstanding and options execisable at March 31, 2006 are as follows.

	Outstanding				Options Execisable
	Number of shares	Weighted average execise price		Weighted average remaining contractual life	Number of shares	Weighted average execise price
Execise Prices		Yen	U.S. dollars	year		Yen	U.S. dollars
¥445 - 650	920,000	¥557	$4.76	2.8	920,000	¥557	$4.76
¥651 - 900	1,135,000	689	5.89	5.2	1,135,000	689	5.89
¥901 - 1,126	1,610,000	1,126	9.62	7.3	—	—	—

¥445 - 1,126	3,665,000	848	7.25	5.5	2,055,000	630	5.38

The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2006	2005	2004
Grant-date fair value	¥434 ($3.71)	¥179	¥179
Expected life	8 years	8 years	6 years
Risk-free rate	1.12%	1.65%	0.50%
Expected volatility	40.00%	30.00%	35.00%
Expected dividend yield	1.24%	1.56%	1.01%

14. Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of changes in foreign currency translation adjustments, net unrealized holding gains (losses) on securities available for sale, pension liability adjustments and net unrealized holding gains (losses) on certain derivative instruments, and is included in the consolidated statements of shareholders’ equity.

Accumulated other comprehensive income (loss) at March 31, 2006, 2005 and 2004, is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Foreign currency translation adjustments:
Balance, beginning of year	¥(22,161)	¥(26,825)	¥(16,929)	$(189,410)
Aggregate adjustment for the year resulting from translation of foreign currency financial statements	19,921	4,664	(9,896)	170,265

Balance, end of year	¥(2,240)	¥(22,161)	¥(26,825)	$(19,145)

Net unrealized holding gains on securities available for sale:
Balance, beginning of year	¥18,605	¥15,491	¥1,263	$159,017
Net increase (decrease)	18,305	3,114	14,228	156,453

Balance, end of year	¥36,910	¥18,605	¥15,491	$315,470

Pension liability adjustments:
Balance, beginning of year	¥(17,340)	¥(11,861)	¥(15,478)	$(148,206)
Adjustment for the year	6,041	(5,479)	3,617	51,633

Balance, end of year	¥(11,299)	¥(17,340)	¥(11,861)	$(96,573)

Net unrealized holding gains (losses) on derivative instruments:
Balance, beginning of year	¥(589)	¥(599)	¥(1,837)	$(5,034)
Net increase (decrease)	313	10	1,238	2,675

Balance, end of year	¥(276)	¥(589)	¥(599)	$(2,359)

Total accumulated other comprehensive income (loss)
Balance, beginning of year	¥(21,485)	¥(23,794)	¥(32,981)	$(183,633)
Other comprehensive income (loss) for the year	44,580	2,309	9,187	381,026

Balance, end of year	¥23,095	¥(21,485)	¥(23,794)	$197,393

Tax effects allocated to each component of other comprehensive income (loss) and adjustments are as follows:

	Millions of yen
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2006:
Foreign currency translation adjustments	¥19,921	¥—	¥19,921
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	31,038	(12,660)	18,378
Less: reclassification adjustment for (gains) or losses included in net income	(233)	160	(73)

Net unrealized gains (losses)	30,805	(12,500)	18,305
Pension liability adjustments	11,531	(5,490)	6,041
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(1,951)	796	(1,155)
Net (gains) or losses reclassified into earnings	2,479	(1,011)	1,468

Net unrealized gains (losses)	528	(215)	313

Other comprehensive income (loss)	¥62,785	¥(18,205)	¥44,580

2005:
Foreign currency translation adjustments	¥4,664	¥—	¥4,664
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	5,635	(2,299)	3,336
Less: reclassification adjustment for (gains) or losses included in net income	(342)	120	(222)

Net unrealized gains (losses)	5,293	(2,179)	3,114
Pension liability adjustments	(9,139)	3,660	(5,479)
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(480)	196	(284)
Net (gains) or losses reclassified into earnings	497	(203)	294

Net unrealized gains (losses)	17	(7)	10

Other comprehensive income (loss)	¥835	¥1,474	¥2,309

2004:
Foreign currency translation adjustments	¥(9,896)	¥—	¥(9,896)
Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	24,120	(9,773)	14,347
Less: reclassification adjustment for (gains) or losses included in net income	(433)	314	(119)
Net unrealized gains (losses)	23,687	(9,459)	14,228
Pension liability adjustments	6,253	(2,636)	3,617
Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	2,186	(886)	1,300
Net (gains) or losses reclassified into earnings	(104)	42	(62)

Net unrealized gains (losses)	2,082	(844)	1,238

Other comprehensive income (loss)	¥22,126	¥(12,939)	¥9,187

	Thousands of U.S. dollars
	Pretax amount	Tax (expense) or benefit	Net of tax amount
2006:
Foreign currency translation adjustments	$170,265	$—	$170,265

Net unrealized holding gains on securities available for sale:
Unrealized holding gains or (losses) arising during the year	265,282	(108,205)	157,077

Less: reclassification adjustment for (gains) or losses included in net income	(1,991)	1,367	(624)

Net unrealized gains (losses)	263,291	(106,838)	156,453

Pension liability adjustments	98,555	(46,922)	51,633

Net unrealized holding gains (losses) on derivative instruments:
Changes in fair value of derivatives	(16,675)	6,803	(9,872)

Net (gains) or losses reclassified into earnings	21,188	(8,641)	12,547

Net unrealized gains (losses)	4,513	(1,838)	2,675

Other comprehensive income (loss)	$536,624	$(155,598)	$381,026

15. Income Taxes

Income before income taxes, minority interests and equity in earnings of affiliated companies and income taxes for the years ended March 31, 2006, 2005 and 2004, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Income before income taxes, minority interests and equity in earnings of affiliated companies:
Domestic	¥64,424	¥50,713	¥23,288	$550,632
Foreign	104,649	47,990	3,748	894,436

	¥169,073	¥98,703	¥27,036	$1,445,068

Income taxes:
Current—
Domestic	¥31,729	¥7,881	¥16,121	$271,188
Foreign	16,039	8,754	4,233	137,086

	47,768	16,635	20,354	408,274

Deferred—
Domestic	3,349	16,341	(16,578)	28,624
Foreign	(4,096)	3,068	(7,295)	(35,009)

	(747)	19,409	(23,873)	(6,385)

Total	¥47,021	¥36,044	¥(3,519)	$401,889

Total income taxes recognized for the years ended March 31, 2006, 2005 and 2004 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Income before income taxes, minority interests and equity in earnings of affiliated companies	¥47,021	¥36,044	¥(3,519)	$401,889
Other comprehensive income (loss):
Net unrealized holding gains on securities available for sale	12,500	2,179	9,459	106,838
Pension liability adjustments	5,490	(3,660)	2,636	46,922
Net unrealized holding gains (losses) on derivative instruments	215	7	844	1,838

Total income taxes	¥65,226	¥34,570	¥9,420	$557,487

Temporary differences and tax loss carryforwards which gave rise to deferred tax assets and liabilities at March 31, 2006 and 2005, are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:
Allowances provided, not yet recognized for tax	¥5,139	¥5,429	$43,923
Accrued expenses	40,983	41,330	350,282
Property, plant and equipment	8,194	15,234	70,034
Inventories	10,752	7,927	91,897
Net operating loss carryforwards	31,310	56,144	267,607
Research and development expenses	4,903	4,302	41,906
Other	17,551	14,031	150,009

Total gross deferred tax assets	118,832	144,397	1,015,658

Less valuation allowance	(35,490)	(56,608)	(303,333)

Net deferred tax assets	¥83,342	¥87,789	$712,325

Deferred tax liabilities:
Unrealized holding gains on securities available for sale	¥26,034	¥13,229	$222,513
Deferral of profit from installment sales	398	520	3,402
Property, plant and equipment	12,262	13,109	104,803
Undistributed earnings of foreign subsidiaries	1,090	—	9,316
Other	—	3,004	—

Total deferred tax liabilities	¥39,784	¥29,862	$340,034

Net deferred tax assets and liabilities as of March 31, 2006 and 2005 are reflected on the consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred income taxes and other current assets	¥48,750	¥36,367	$416,667
Deferred income taxes and other assets	30,298	29,505	258,957
Deferred income taxes and other current liabilities	(16)	(226)	(137)
Deferred income taxes and other liabilities	(35,474)	(7,719)	(303,196)

	¥43,558	¥57,927	$372,291

The valuation allowance was ¥47,194 million as of March 31, 2003. The net changes in the total valuation allowance for the years ended March 31, 2006, 2005 and 2004 were a decrease of ¥21,118 million ($180,496 thousand), an increase of ¥6,335 million and an increase of ¥3,079 million, respectively.

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets in the amount of ¥1,798 million ($15,368 thousand) as of March 31, 2006 will be allocated to goodwill and other intangible assets.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating losses available to be utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the companies will realize the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowances at March 31, 2006 and 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The Company and its domestic subsidiaries are subject to a National Corporate tax rate of 30%, an inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 8%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.8%. The inhabitant tax rate and Enterprise tax rate vary by local jurisdiction. In March 2003, Japanese government approved the Amendments to Local Tax Law, which reduce standard business tax rates as well as additionally levying business tax based on corporate size. It has become effective for the year beginning on and after April 1, 2004. Consequently, combined statutory tax rate has been lowered to approximately 40.8% effective for deferred tax assets and liabilities expected to be settled or realized commencing April 1, 2004 and the effect of the tax rate change of ¥471 million were charged to income taxes for the year ended March 31, 2004.

The differences between the combined statutory tax rates and the effective tax rates for the years ended March 31, 2006, 2005 and 2004, are summarized as follows:

	2006	2005	2004
Combined statutory tax rate	40.8%	40.8%	41.7%
Increase (decrease) in tax rates resulting from:
Increase in valuation allowance	5.1	6.9	30.7
Expenses not deductible for tax purposes	3.2	3.2	10.8
Realization of tax benefits on operating losses of subsidiaries	(12.9)	(5.2)	(6.5)
Income of foreign subsidiaries taxed at lower than Japanese normal rate	(6.0)	(7.0)	(23.5)
Effect of tax rate change	—	—	1.7
Recognition of deferred tax assets for unrealized loss on investment in a subsidiary	—	—	(64.7)
Tax credit for research and development expenses	(2.0)	—	(4.0)
Other, net	(0.4)	(2.2)	0.8

Effective tax rate	27.8%	36.5%	(13.0)%

Realization of tax benefits on operating losses of subsidiaries during the year ended March 31, 2006, which represented 12.9% of the difference between the statutory and effective tax rate, related to the tax benefits recognized by Komatsu America Corp. amounting to ¥18,357 million ($156,897 thousand) on net operating loss carryforwards of its subsidiaries.

Recognition of deferred tax assets for unrealized loss on investment in a subsidiary during the year ended March 31, 2004, which represented 64.7% of the difference between the statutory and effective tax rate, related to the recognition of the deferred tax assets of ¥17,504 million for the previously recognized loss on investment in Komatsu Silicon America, Inc.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. At March 31, 2006, undistributed earnings of foreign subsidiaries aggregated ¥171,391 million ($1,464,880 thousand). At March 31, 2005 and 2004, no deferred tax liabilities were recognized because the Company considered those earnings to be permanently reinvested. In the fiscal year 2006, the Company changed its policy to distribute a certain portion of undistributed earnings of a foreign subsidiary and recognized deferred tax liabilities of ¥1,090 million ($9,316 thousand) associated with those earnings. As of March 31, 2006, the Company has not recognized deferred tax liabilities of ¥11,551 million ($98,726 thousand) for such portion of undistributed earnings of foreign subsidiaries that the Company intends to reinvest permanently. At March 31, 2006, the Company and certain subsidiaries had net operating loss carry-forwards aggregating approximately ¥78,221 million ($668,556 thousand), which may be used as a deduction in determining taxable income in future periods. The period available to offset future taxable income varies in each tax jurisdiction as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
Within 5 years	¥19,500	$166,667
6 to 20 years	46,516	397,573
Indefinite periods	12,205	104,316

Total	¥78,221	$668,556

16. Rent Expenses

The companies lease office space and equipment and employee housing under cancelable and non-cancelable lease agreements. Rent expenses under cancelable and non-cancelable operating leases amounted to ¥6,806 million ($58,171 thousand), ¥6,169 million and ¥4,499 million, respectively, for the years ended March 31, 2006, 2005 and 2004. Lease contracts for equipment that qualify as capital leases in conformity with SFAS No. 13 have been capitalized. At March 31, 2006, the future minimum lease payments under non-cancelable operating leases and capital leases are as follows:

	Millions of yen			Thousands of U.S. dollars
Year ending March 31	Capital leases	Operating lease commitments	Total	Capital leases	Operating lease commitments	Total
2007	¥13,929	¥2,895	¥16,824	$119,051	$24,744	$143,795
2008	12,930	2,241	15,171	110,513	19,154	129,667
2009	11,197	1,615	12,812	95,701	13,803	109,504
2010	7,369	1,172	8,541	62,983	10,017	73,000
2011	3,553	810	4,363	30,368	6,923	37,291
Thereafter	2,960	3,064	6,024	25,299	26,188	51,487

Total minimum lease payments	¥51,938	¥11,797	¥63,735	$443,915	$100,829	$544,744

Less: amounts representing interest	(4,246)			(36,291)

Present value of net minimum capital lease payments	¥47,692			$407,624

17. Net Income per Share

A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net income	¥114,290	¥59,010	¥26,963	$976,838

	Number of shares
	2006	2005	2004
Weighted average common shares outstanding, less treasury stocks	992,733,616	991,662,555	992,483,580
Dilutive effect of:
Stock options	1,697,534	660,966	273,700

Weighted average diluted common shares outstanding	994,431,150	992,323,521	992,757,280

	Yen			U.S. cents
	2006	2005	2004	2006
Net income:
Basic	¥115.13	¥59.51	¥27.17	98.40	¢
Diluted	114.93	59.47	27.16	98.23

18. Commitments and Contingent Liabilities

At March 31, 2006, the companies were contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥12,806 million ($109,453 thousand) (Note 4).

The companies provide guarantees to third parties of loans of the employees, affiliated companies and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies and other companies are made to enhance the credit of those companies.

For each guarantee provided, the companies would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 8 years in the case of loans relating to the affiliated companies and other companies. The maximum amount of undiscounted payments the companies would have had to make in the event of default is ¥37,054 million ($316,701 thousand) at March 31, 2006. The fair value of the liabilities recognized for the companies’ obligations as guarantors under those guarantees at March 31, 2006 were insignificant. Certain of those guarantees were secured by collateral and insurance issued to the Company.

Management of the Company believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Commitments for capital expenditures outstanding at March 31, 2006, aggregated approximately ¥18,300 million ($ 156,410 thousand).

The companies are involved in certain legal actions and claims arising in the ordinary course of their business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on the companies’ financial position.

The companies have business activities with customers, dealers and associates around the world and their trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on their trade receivables in excess of established allowances.

The companies also issue contractual product warranties under which they generally guarantee the performance of products delivered and services rendered for a certain period or term. Change in accrued product warranty cost for the years ended March 31, 2006 and 2005 is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Balance at beginning of year	¥21,251	¥15,906	$181,632
Addition	22,051	19,159	188,470
Utilization	(17,575)	(13,606)	(150,213)
Other	855	(208)	7,308

Balance at end of year	¥26,582	¥21,251	$227,197

19. Derivative Financial Instruments

Risk Management Policy

The companies are exposed to market risk primarily from changes in foreign currency exchange and interest rates with respect to debt obligations, international operations and foreign currency denominated credits and debts. In order to manage these risks that arise in the normal course of business, the companies enter into various derivative transactions for hedging pursuant to their policies and procedures. The companies do not enter into derivative financial transactions for trading or speculative purposes.

The companies have entered into interest rate swap and cap agreements, partly concurrent with currency swap agreements for the purpose of managing the risk resulting from changes in cash flow or fair value that arise in their interest rate and foreign currency exposure with respect to certain short-term and long-term debts.

The companies operate internationally which expose the companies to the foreign exchange risk against existing assets and liabilities and transactions denominated in foreign currencies (principally the U.S. dollar and the Euro). In order to reduce these risks, the companies execute forward exchange contracts and option contracts based on their projected cash flow in foreign currencies.

The companies are exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments, but they do not expect any counterparties to fail to meet their obligations because of the high credit rating of the counterparties.

Fair Value Hedges

The companies use derivative financial instruments designated as fair value hedges to manage primarily interest rate and foreign exchange risks associated with debt obligations. Principally interest rate swaps and cross-currency swaps are used to hedge such risk for debt obligations. Changes in fair value of the hedged debt obligations and derivative instruments designated as fair value hedge are offset and recognized in other expense. For the year ended March 31, 2006, hedge ineffectiveness resulting from fair value hedging activities was not material to the companies’ result of operations. During the same period, no fair value hedges were discontinued.

Cash Flow Hedges

The companies use derivative financial instruments designated as cash flow hedges to manage the companies’ foreign exchange risks associated with forecasted transactions and the companies’ interest risks associated with debt obligations. For transactions denominated in foreign currencies, the companies typically hedge forecasted and firm commitment exposures to the variability in cash flow basically up to one year. For the variable rate debt obligations, the companies enter into interest rate swap contracts to manage the changes in cash flows. The companies record the changes in fair value of derivative instruments designated as cash flow hedges in other comprehensive income (loss). These amounts are reclassified into earnings through interest and other income or expense when the hedged items impact earnings. Approximately ¥235 million ($2,009 thousand) of existing loss included in accumulated other comprehensive income (loss) at March 31, 2006 will be reclassified into earnings within twelve months from that date. No cash flow hedges were discontinued during the years ended March 31, 2006 as a result of anticipated transactions that are no longer probable of occurring.

Undesignated Derivative Instruments

The companies have entered into interest rate swap contracts not designated as hedging instruments under SFAS No. 133 as a means of managing the Company and its group companies’ interest rate exposures for short-term and long-term debts. Forward contracts and option contracts not designated as hedging instruments under SFAS No. 133 are also used to hedge certain foreign currency exposures. The changes in fair value of such instruments are recognized currently in earnings.

Notional Principal Amounts of Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at March 31, 2006 and 2005 are as follows.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Forwards and options:
Sale of foreign currencies	¥69,675	¥62,195	$595,513
Purchase of foreign currencies	35,656	30,915	304,752
Option contracts (purchased)	2,128	1,871	18,188
Interest rate swap, cross-currency swap and interest rate cap agreements	212,882	181,006	1,819,504

20. The Fair Value of Financial Instruments

(1) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivables, Other Current Assets, Short-Term Debt, Trade Notes and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2) Investment Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices.

(3) Installment Receivables

The fair values of installment receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts (Note 4).

(4) Long-Term Debt

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(5) Derivative Financial Instruments

The fair values of derivative financial instruments, consisting principally of foreign currency contracts and interest swap agreements, are estimated by obtaining quotes from brokers.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, as of March 31, 2006 and 2005, are summarized as follows:

	Millions of yen				Thousands of U.S. dollars
	2006		2005		2006
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities	¥95,159	¥95,159	¥63,653	¥63,653	$813,325	$813,325
Long-term debt, including current portion	279,783	276,630	347,334	345,177	2,391,308	2,364,359

Derivatives:
Forwards and options
Assets	367	367	365	365	3,137	3,137
Liabilities	1,446	1,446	1,581	1,581	12,359	12,359
Interest rate swap, cross-currency swap and interest rate cap agreements
Assets	1,511	1,511	4,585	4,585	12,915	12,915
Liabilities	3,041	3,041	675	675	25,991	25,991

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

21. Business Segment Information

Under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, in deciding how to allocate resources and in assessing performance. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services.

The companies operate on a worldwide basis with three operating segments: 1) Construction and mining equipment, 2) Industrial Machinery, Vehicles and Others, 3) Electronics.

The following tables present certain information regarding the companies’ operating segments and geographic information at March 31, 2006, 2005 and 2004, and for the years then ended:

Operating segments:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Construction and Mining Equipment—
Customers	¥1,291,223	¥1,061,161	¥863,244	$11,036,094
Intersegment	21,203	15,199	9,743	181,222

Total	1,312,426	1,076,360	872,987	11,217,316
Industrial Machinery, Vehicles and Others—
Customers	300,160	266,455	241,991	2,565,470
Intersegment	84,845	63,496	45,240	725,171

Total	385,005	329,951	287,231	3,290,641
Electronics—
Customers	110,586	107,172	91,183	945,180
Intersegment	15	26	142	128

Total	110,601	107,198	91,325	945,308
Elimination	(106,063)	(78,721)	(55,125)	(906,521)

Consolidated	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Segment profit:
Construction and Mining Equipment	¥142,904	¥78,427	¥53,908	$1,221,402
Industrial Machinery, Vehicles and Others	24,223	16,857	11,251	207,034
Electronics	13,244	11,719	4,556	113,196

Total	180,371	107,003	69,715	1,541,632
Corporate expenses and elimination	(3,918)	(5,080)	(3,789)	(33,487)

Consolidated segment profit	176,453	101,923	65,926	1,508,145
Interest and other income	28,750	20,047	11,945	245,726
Interest expense	12,733	11,209	14,915	108,829
Other expenses	23,397	12,058	35,920	199,974

Consolidated income before income taxes	¥169,073	¥98,703	¥27,036	$1,445,068

Identifiable assets:
Construction and Mining Equipment	¥1,167,336	¥979,087	¥897,163	$9,977,231
Industrial Machinery, Vehicles and Others	259,951	215,679	215,668	2,221,803
Electronics	120,984	142,679	136,954	1,034,051
Corporate assets and elimination	103,854	111,623	98,860	887,641

Consolidated	¥1,652,125	¥1,449,068	¥1,348,645	$14,120,726

Depreciation and amortization:
Construction and Mining Equipment	¥50,399	¥46,630	¥44,469	$430,761
Industrial Machinery, Vehicles and Others	7,060	7,612	9,205	60,342
Electronics	13,956	13,362	14,089	119,282

Consolidated	¥71,415	¥67,604	¥67,763	$610,385

Capital expenditures:
Construction and Mining Equipment	¥99,622	¥64,547	¥56,345	$851,470
Industrial Machinery, Vehicles and Others	14,622	10,980	8,649	124,974
Electronics	22,384	13,492	13,055	191,316

Consolidated	¥136,628	¥89,019	¥78,049	$1,167,760

Transfers between segments are made at estimated arm’s length prices. Segment profit represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and marketable investment securities maintained for general corporate purposes. Depreciation and amortization don’t include amortization of long-term prepaid expenses of ¥1,225 million ($10,470 thousand).

Geographic information:

Net sales to customers recognized by sales destination for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Japan	¥528,985	¥521,135	¥483,749	$4,521,239
The Americas	482,222	359,572	277,302	4,121,556
Europe and CIS	242,386	203,581	151,619	2,071,675
China	94,312	55,837	87,127	806,086
Asia (excluding Japan, China) and Oceania	237,989	210,861	135,542	2,034,094
Middle East and Africa	116,075	83,802	61,079	992,094

Consolidated net sales	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Net sales recognized by geographic origin and property, plant and equipment at March 31, 2006, 2005 and 2004, and for the years then ended are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Japan	¥745,169	¥687,925	¥600,891	$6,368,966
U.S.A.	470,051	359,859	276,571	4,017,530
Europe	219,836	178,997	130,528	1,878,940
Other	266,913	208,007	188,428	2,281,308

Total	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Property, plant and equipment:
Japan	¥298,807	¥275,065	¥277,119	$2,553,906
U.S.A.	48,871	50,451	51,307	417,701
Europe	19,563	17,660	16,006	167,205
Other	33,426	23,484	22,929	285,692

Total	¥400,667	¥366,660	¥367,361	$3,424,504

No individual country within Europe or other areas had a material impact on net sales or property, plant and equipment.

There were no sales to a single major external customer for the years ended March 31, 2006, 2005 and 2004.

The following information shows net sales and segment profit recognized by geographic origin for the years ended March 31, 2006, 2005 and 2004. In addition to the disclosure requirements under SFAS No. 131, the Company discloses this information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law, which a Japanese public company is subject to:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Net sales:
Japan—
Customers	¥745,169	¥687,925	¥600,891	$6,368,966
Intersegment	324,211	252,636	193,245	2,771,034

Total	1,069,380	940,561	794,136	9,140,000

The Americas—
Customers	470,374	360,080	276,725	4,020,291
Intersegment	25,448	23,111	15,057	217,504

Total	495,822	383,191	291,782	4,237,795

Europe—
Customers	219,836	178,997	130,528	1,878,940
Intersegment	29,761	21,787	13,531	254,368

Total	249,597	200,784	144,059	2,133,308

Others—
Customers	266,590	207,786	188,274	2,278,547
Intersegment	24,464	13,681	8,644	209,094

Total	291,054	221,467	196,918	2,487,641
Elimination	(403,884)	(311,215)	(230,477)	(3,452,000)

Consolidated	¥1,701,969	¥1,434,788	¥1,196,418	$14,546,744

Segment profit:
Japan	¥96,141	¥57,725	¥41,175	$821,718
The Americas	39,069	24,713	7,492	333,923
Europe	20,386	11,964	5,175	174,239
Others	28,161	13,456	14,667	240,692
Corporate and elimination	(7,304)	(5,935)	(2,583)	(62,427)

Consolidated	¥176,453	¥101,923	¥65,926	$1,508,145

Identifiable assets:
Japan	¥1,046,024	¥1,014,317	¥996,641	$8,940,376
The Americas	411,091	340,270	300,400	3,513,598
Europe	151,664	125,891	99,100	1,296,273
Others	201,168	142,897	134,906	1,719,385
Corporate assets and elimination	(157,822)	(174,307)	(182,402)	(1,348,906)

Consolidated	¥1,652,125	¥1,449,068	¥1,348,645	$14,120,726

Overseas sales:
The Americas	¥482,222	¥359,572	¥277,302	$4,121,556
Europe	242,386	203,581	151,619	2,071,675
Others	448,376	350,500	283,748	3,832,274

Total	¥1,172,984	¥913,653	¥712,669	$10,025,505

Transfers between segments are made at estimated arm’s length prices. Segment profit represents net sales less cost of sales and selling, general and administrative expenses. Identifiable assets are those assets used in the operations of each segment. Unallocated corporate assets consist primarily of cash and cash equivalents and investment securities maintained for general corporate purposes.

22. Supplementary Information to Balance Sheets

At March 31, 2006 and 2005, deferred income taxes and other current assets were comprised of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Prepaid expenses	¥4,282	¥4,098	$36,598
Short-term loans receivables:
Affiliated companies	2,064	5,329	17,641
Other	2,106	5,000	18,000

Total	¥4,170	¥10,329	$35,641

Deferred income taxes	48,750	36,367	416,667
Other	52,576	43,311	449,368

Total	¥109,778	¥94,105	$938,274

23. Supplementary Information to Statements of Income

The following information shows research and development expenses and advertising costs, for the years ended March 31, 2006, 2005 and 2004. Research and development expenses, and advertising costs are charged to expense as incurred and are included in cost of sales and selling, general and administrative expenses in consolidated statements of income.

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Research and development expenses	¥50,211	¥46,448	¥42,602	$429,154
Advertising costs	3,992	3,764	3,412	34,120

Interest and other income for the years ended March 31, 2006, 2005 and 2004, were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Interest-
Installment receivables	¥1,112	¥1,511	¥1,697	$9,504
Other	5,032	3,149	6,654	43,009
Dividends	763	649	398	6,521
Net gain from sale of investment securities	2,505	162	211	21,410
Gain from sale of subsidiaries	18,484	—	—	157,983
Gains on sale of property	—	11,269	2,198	—
Exchange gain or loss, net	—	2,441	—	—
Miscellaneous	854	866	787	7,299

Total	¥28,750	¥20,047	¥11,945	$245,726

Other expense for the years ended March 31, 2006, 2005 and 2004 were comprised of the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Loss on disposal or sale of fixed assets	¥8,609	¥4,311	¥7,611	$73,581
Exchange gain or loss, net	1,545	—	3,368	13,205
Other	4,763	3,547	5,890	40,710

Total	¥14,917	¥7,858	¥16,869	$127,496

24. Subsequent Event

On June 14, 2006, the Company and SUMCO Corporation (“SUMCO”) reached a basic agreement concerning SUMCO’s Tender Offer for 51% (15,402,000 shares) of the outstanding shares of Komatsu Electronic Metals Co., Ltd. (“KEM”), which is a 61.93% owned subsidiary of the Company. Pursuant to the terms of the basic agreement, the Company will subscribe the Tender Offer with all of its shares in KEM (18,702,900 shares).

The sale of shares is subject to certain closing conditions including completion of due diligence, acquisition of approval from the competition authorities in relevant countries and other necessary items. After such necessary procedures are completed, the Company and SUMCO will execute a definitive agreement regarding the Tender Offer.

The price for the Tender Offer will be ¥2,400 per common share of KEM (total price: approximately ¥36.9 billion). The price for Tender Offer may be adjusted depending on the results of the due diligence by SUMCO, and in certain other circumstances.

KEM represented approximately 4% of the consolidated net sales of the Company for the year ended March 31, 2006 and approximately 7% of consolidated assets at March 31, 2006.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Komatsu Ltd.:

We have audited the accompanying consolidated balance sheets of Komatsu Ltd. and subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2006, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Komatsu Ltd. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 1 to the consolidated financial statements.

Tokyo, Japan

June 5, 2006, except as to Note 24, which is as of June 14, 2006

Directors, Auditors and Officers

(As of June 23, 2006)

Board of Directors

Toshitaka Hagiwara

Chairman of the Board

Masahiro Sakane

President and Chief Executive Officer

Kunio Noji

Director and Senior Executive Officer

Supervising Construction &

Mining Equipment Business,

e-KOMATSU and KOMATSU Way

Kunihiko Komiyama

Director and Senior Executive Officer

President, Development Division

and President, Engines &

Hydraulics Business Division

Supervising R&D and Quality

Assurance Operations

Masahiro Yoneyama

Director and Senior Executive Officer

Assistant to President & CEO

Representative of All China Operations

Yoshinori Komamura

Director and Senior Executive Officer

President, Construction & Mining

Equipment Marketing Division

Supervising External Corporate

and Legal Affairs

Yasuo Suzuki

Director and Senior Executive Officer

General Manager, Corporate Planning

Supervising Structural Reorganization,

Environment, Electronics, Human

Resources and Industrial Machinery

Business

Toshio Morikawa

Director

Advisor,

Sumitomo Mitsui Banking Corporation

Hajime Sasaki

Director

Chairman of the Board,

NEC Corporation

Morio Ikeda

Director

Chairman, Shiseido Company, Limited

Statutory Auditors

Makoto Nakamura

Standing Auditor

Masafumi Kanemoto

Standing Auditor

Masahiro Yoshiike

Auditor

Chairman, Taiyo Life Insurance Company

Takaharu Dohi

Auditor

Makoto Okitsu

Auditor

Chairman of the Board, Teijin Limited

Executive Officers

Susumu Isoda

Senior Executive Officer

President, Production Division

Shigeki Fujimori

Senior Executive Officer

President, Defense Systems Division

Munenori Nakao

Senior Executive Officer

Supervising Compliance, CSR,

General Affairs, Corporate

Communications and Investor Relations

Kenji Kinoshita

Senior Executive Officer

Chief Financial Officer

Supervising Audit

Mamoru Hironaka

Executive Officer

Vice President, Construction & Mining

Equipment Marketing Division

President, Product Support Division

Masao Fuchigami

Executive Officer

President, Research Division

Taizo Kayata

Executive Officer

President, Overseas Marketing,

Construction & Mining Equipment

Marketing Division

Masaji Kitamura

Executive Officer

President, Construction & Mining

Equipment Strategy Division

Nobukazu Kotake

Executive Officer

Vice President, Development Division

General Manager, Product Planning

Yasuki Sato

Executive Officer

Mooka Plant Manager,

Production Division

Susumu Yamanaka

Executive Officer

President, Japanese Marketing,

Construction & Mining Equipment

Marketing Division

Masakatsu Hioki

Executive Officer

General Manager, Human Resources

Supervising Safety

Koji Yamada

Executive Officer

President, Industrial Machinery Division

Tetsuro Kajiya

Executive Officer

President, Procurement Division

Nobuki Hasegawa

Executive Officer

General Manager, Construction

Equipment Technical Center 2,

Development Division

Mikio Fujitsuka

Executive Officer

Deputy General Manager,

Corporate Planning

Ichiro Sasaki

Executive Officer

Osaka Plant Manager,

Production Division

Fujitoshi Takamura

Executive Officer

General Manager, Construction

Equipment Technical Center 1,

Development Division

Yoshisada Takahashi

Executive Officer

Awazu Plant Manager,

Production Division

Komatsu Group Investment Holdings

(As of March 31, 2006)

Company	Subscribed capital in millions	Participation (%)
Komatsu Ltd.	¥67,870		—

Consolidated Subsidiaries
Komatsu Hokkaido Ltd.	¥487		100.0
Komatsu Aomori Ltd.	¥30		98.1
Komatsu Niigata Ltd.	¥80		100.0
Komatsu Tokyo Ltd.	¥837		100.0
Komatsu Tokai Ltd.	¥50		100.0
Komatsu Gifu Ltd.	¥300		100.0
Komatsu Kinki Ltd.	¥1,700		100.0
Komatsu Hyogo Ltd.	¥613		90.0
Komatsu Shikoku Ltd.	¥300		100.0
Komatsu Chugoku Ltd.	¥984		100.0
Komatsu Nishi-Nihon Ltd.	¥200		100.0
Komatsu Okinawa Ltd.	¥50		100.0
Komatsu Rental Tokyo Ltd.	¥70		100.0
Sun Rental Ltd.	¥75		100.0
Komatsu Rental Gifu Ltd.	¥200		100.0
Komatsu Rental Chugoku Ltd.	¥60		100.0
Komatsu Rental Nishi- Nihon Ltd.	¥54		100.0
Komatsu Rental Kagoshima Ltd.	¥90		100.0
Rialt Ltd.	¥30		100.0
KBC Machinery Ltd.	¥400		97.5
Komatsu Zenoah Co.	¥5,099		100.0
Komatsu Used Equipment Corp.	¥290	(4.8)	100.0
Komatsu Diesel Co.,Ltd.	¥50		100.0
Komatsu Safety Training Center Ltd.	¥10		100.0
Komatsu Castex Ltd.	¥4,979		100.0
Komatsu Business Support Ltd.	¥20		100.0
Komatsu Cabtec Co.,Ltd.	¥300		90.0
Komatsu Forklift Co.,Ltd.	¥13,033		65.0
Komatsu House Ltd.	¥1,436	(1.9)	89.3
Komatsu Industries Corporation	¥990		100.0
Komatsu Machinery Corporation	¥600		100.0
Komatsu General Services Ltd.	¥160		100.0
Komatsu Engineering Corp.	¥140		100.0
Komatsu Logistics Corp.	¥1,080		99.9
Komatsu Electronic Metals Co.,Ltd. (KEM)	¥11,636	(0.6)	62.6
Komatsu Electronics,Inc. (KELK)	¥390		100.0
Komatsu America Corp. (KAC)	US$ 1,027		100.0
Komatsu Latin-America Corp. (KLC)	US $ 18	(100.0)	100.0
Modular Mining Systems,Inc. (MMS)	US $16*	(100.0)	100.0
Hensley Industries,Inc.	US $2*	(100.0)	100.0
Komatsu Cummins Chile Ltda. (KCC)	US $ 13	(81.8)	81.8
Komatsu do Brasil Ltda. (KDB)	BRL55	(100.0)	100.0
Komatsu Mexicana S.A.de C.V. (KMX)	MXN15	(31.5)	100.0
Komatsu Europe International N.V. (KEISA)	Euro45		100.0
Komatsu Mining Germany GmbH (KMG)	Euro5		100.0
Komatsu UK Ltd. (KUK)	£23	(50.0)	100.0
Komatsu Hanomag GmbH (KOHAG)	Euro19	(49.3)	100.0
Komatsu Deutschland GmbH (KDG)	Euro6	(100.0)	100.0
Komatsu Utility Europe S.p.A. (KUE)	Euro6	(90.0)	100.0
Komatsu Forest AB	SKR397		100.0
Komatsu Italia S.p.A. (KIT)	Euro4	(100.0)	100.0
Komatsu France S.A. (KFSA)	Euro5	(100.0)	100.0
Komatsu Europe Coordination Center N.V. (KECC)	Euro1,250*	(100.0)	100.0
Komatsu Southern Africa (Pty) Ltd. (KSAf)	ZAR1*		80.0
Komatsu Asia & Pacific Pte Ltd. (KAP)	US $ 6		100.0
PT Komatsu Indonesia (KI)	RP192,780		94.9
PT Komatsu Undercarriage Indonesia (KUI)	US $ 4	(49.0)	100.0
Bangkok Komatsu Co.,Ltd. (BKC)	BHT620	(15.9)	74.8
Komatsu Shantui Construction Machinery Co.,Ltd. (KSC)	US $ 21	(30.0)	60.0
Komatsu (Changzhou) Construction Machinery Corp. (KCCM)	US $ 21	(10.0)	85.0
Komatsu (Changzhou) Foundry Corporation (KCF)	US $ 21	(33.3)	95.0
Komatsu (China) Ltd. (KC)	US $ 34		100.0
Komatsu Australia Holdings Pty.Ltd. (KAH)	A$3		100.0
Komatsu Australia Pty.Ltd. (KAL)	A$21	(40.0)	60.0
Komatsu Zenoah America Inc. (KZA)	US $ 3	(100.0)	100.0
Komatsu America Industries LLC. (KAIC)	—	(100.0)	100.0
Komatsu Finance America Inc. (KFA)	US $ 140	(100.0)	100.0
Komatsu Silicon America, LLC. (KSA)	—	(100.0)	100.0
Komatsu Silicon Europe N.V. (KSE)	Euro250*	(100.0)	100.0
Formosa Komatsu Silicon Corporation (FKS)	NT$ 4,960	(50.7)	50.7

Company	Subscribed capital in millions (except for* in thousands)	Participation (%)
Affiliated Companies Accounted for by the Equity Method
Komatsu Doutou Ltd.	¥90		50.0
Komatsu Akita Ltd.	¥50		37.6
Komatsu Yamagata Ltd.	¥45		33.3
Komatsu Tochigi Ltd.	¥100		40.0
Komatsu Saitama Ltd.	¥635		40.0
Komatsu Ibaraki Co., LTD.	¥74		25.0
Komatsu Toyama Ltd.	¥74		20.0
Komatsu Ishikawa Ltd.	¥165		20.0
Komatsu Siga Ltd.	¥42		20.0
Komatsu Ehime Ltd.	¥60		50.0
Komatsu Kochi Ltd.	¥90		36.9
Komatsu Sanin Ltd.	¥30		25.0
Komatsu Miyazaki Ltd.	¥32		37.5
Sanuki Lease Ltd.	¥765	(1.0)	35.0
Komatsu Cummins Engine Co.,Ltd.(KCEC)	¥1,400		50.0
Industrial Power Alliance, Ltd.	¥500		50.0
Qualica Ltd.	¥1,234		20.0
Gigaphoton,Inc.	¥5,000		50.0
L&T-Komatsu Limited (LTK)	Rp1,200	(50.0)	50.0
Cummins Komatsu Engine Company (CKEC)	—	(50.0)	50.0

Notes:	1.	In addition to the above list, there are 87 consolidated subsidiaries.

	2.	Similarly, there are 21 additional affiliated companies accounted for by the equity method.

	3.	Participation represents the percentage of voting stock concerning consolidated subsidiaries. The figures contained in parentheses represent the percentage of indirect ownership by other Komatsu Group companies and are included in the overall participation percentage.

	4.	Komatsu America Industries LLC is a limited liability company in compliance with the regulations of the U.S. state of Delaware. Net assets equivalent of common stock in the company totals US$29 million. Investment was made through our subsidiary Komatsu America Corp.

	5.	Komatsu Ltd. transferred all stocks of Komatsu Silicon America, Inc. to Komatsu America Corp., a subsidiary of the Company, and Komatsu Silicon America, Inc. became a limited liability company in compliance with the regulations of the U.S. state of Delaware in June 2005. Net assets equivalent of common stock in the company totals US$33 million.

	6.	Cummins Komatsu Engine Company is a general partnership in compliance with the regulations of the U.S. state of Indiana. Our cumulative investment in the company totals US$ 2 million through our subsidiary Komatsu America Corp.

	7.	PT Komatsu Undercarriage Indonesia became consolidated subsidiaries in the fiscal year ended March 31, 2006.

	8.	PT Komatsu Indonesia Tbk was renamed PT Komatsu Indonesia in January 2006.

Corporate Information

(As of March 31, 2006)

Head Office

2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan

Corporate Communications Department

Tel: 81-3-5561-2687

Fax: 81-3-3505-9662

E-mail: ir@komatsu.co.jp

Corporate Controlling Department

Tel: 81-3-5561-2604

Fax: 81-3-3586-0374

Date of Establishment	May 13, 1921

Common Stock Outstanding	¥67,870 million (US$580 million)

Shares of Common Stock Issued and Outstanding	998,744,060 shares

Number of Shareholders	67,248

Stock Listings	Tokyo, Osaka

Transfer Agent for Common Stock	Mitsubishi UFJ Trust and Banking Corporation
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8212, Japan

Depositaries	ADRs:	Depositary Receipts Services, Citibank, N.A., 388 Greenwich Street, 14th Floor, New York, NY 10013, U.S.A.

Stock Price Range in Fiscal 2006	High: ¥2,255 (March 31, 2006); Low: ¥715 (April 18, 2005)

Number of Employees (Consolidated)	34,597

Tokyo Stock Price Range	As of May 31, 2006

Komatsu Ltd.

2-3-6 Akasaka, Minato-ku
Tokyo 107-8414, Japan
http://www.komatsu.com/

This report is printed with soybean ink certified as being environment-friendly by the American Soybean Association.
Printed in Japan on recycled paper with a 100% post-consumer content

Form No. AEN00001-01

HEAR060607